
05048819

Global Opportunities


Bausch & Lomb



Global Reach ... Global Portfolio ... Global Growth


SEC MAIL PROCESSING
RECEIVED
MAR 2 5 2005
WASH. D.C.
185
SECTION

Bausch & Lomb is the eye health company dedicated to perfecting vision and enhancing life for consumers around the world. Our products span nearly every aspect of eye health, from contact lenses and the solutions to care for them, to pharmaceuticals and surgical products. You can find our products in more than 100 countries worldwide. This breadth of reach, this breadth of portfolio, combined with a highly efficient organization and continued commitment to research and development, provide a wealth of opportunities for future growth.


NEV
KORHS
GVWZHLN




International Arrivals
Stairs Down
Men
AED

Global Perspective


EXCH

"As we exit 2004, Bausch & Lomb is poised for accelerated growth and improved financial performance. Our product pipeline is more robust than ever, our cost improvement programs are paying off and now the time has come to seize the opportunities we have as a recognized global leader in eye health. We're looking forward to that journey."

Ronald L. Zarrella
Chairman & Chief Executive Officer

Dear Shareholders: By any metric, 2004 was an excellent year for Bausch & Lomb. Strong operating performance drove our earnings growth, with currency favorably benefiting the bottom line to some extent. At the beginning of the year, we indicated we expected constant-currency sales growth in the mid-single digits and earnings per share of between $2.60 and $2.65. We came in at the high end of that revenue range, with constant-currency growth of six percent generating earnings per share of $2.93. Importantly, revenues increased in every geographic segment and in every product category.

Those results underscore why I've been telling the men and women of Bausch & Lomb that we are beyond the turnaround stage. We exited 2004 with vigorous momentum, and we are well positioned for continued strong financial performance in 2005. Accelerating sales growth (and even higher earnings growth) will come from further capitalizing on our opportunities as a worldwide leader in eye health.

New products being developed by scientists in our Research & Development organization will ultimately serve as catalysts for top-line growth. But gains can also be realized by expanding the geographic reach of our current products among our commercial operating segments. While we have one of the broadest and most comprehensive portfolios in the industry, many of our newer, higher margin products are not yet available in every geographic segment or in every market within those segments where we do business. That's particularly true in Asia, where many of our newer vision care products are just receiving regulatory clearance in Japan, the world's second largest contact lens market, and where our pharmaceuticals product category is in its earliest stages of development. Top and bottom line acceleration will also come from opportunities beyond geographic expansion and new product development. These range from global demographic trends, to increased focus on ocular diseases where there is unmet need, to more efficient manufacturing processes.

Our 2004 performance benefited from both new product launches and geographic expansion of existing products. It provides a glimpse at what is possible if we make the most of these global opportunities in 2005 and beyond.


2004 Geographic Segment Revenues
Americas 43%
Europe 37%
Asia 20%
Reported Growth Rates
Americas 6%
Europe 13%
Asia 16%
Constant-Currency Growth Rates
Americas 6%
Europe 4%
Asia 11%


2004 Product Line Revenues
Contact Lens 30%
Cataract & Vitreoretinal 16%
Refractive 7%
Lens Care 23%
Pharmaceuticals 24%
Reported Growth Rates
Contact Lens 14%
Lens Care 5%
Pharmaceuticals 12%
Cataract & Vitreoretinal 9%
Refractive 14%
Constant-Currency Growth Rates
Contact Lens 8%
Lens Care 2%
Pharmaceuticals 7%
Cataract & Vitreoretinal 4%
Refractive 10%

Our vision care product lines – contact lenses and lens care – represented just over half of our consolidated 2004 revenues. For years some investors have considered the contact lens industry to be slow growing and therefore unattractive. That view has changed. Developments in specialty contact lenses, advanced materials and frequent replacement modalities clearly demonstrate that higher growth is possible. Today we estimate that the overall market is growing in the upper-single digits.

Highlights in 2005 should include the reintroduction of the *PureVision* family of silicone hydrogel contact lenses in the United States and continued expansion of that franchise globally, including the introduction of *PureVision* Toric lenses into new markets. We'll also launch two new contact lenses in Japan: a new two-week disposable offering and our multifocal contact lens. Overall we expect our contact lens category to outpace market trends and remain a significant growth driver for the company.

Our lens care product line also had a solid 2004, highlighted by the launch late in the year of our all-new multi-purpose solution, *ReNu* with *MoistureLoc*. This patented product is the first lens care solution with an approved FDA labeling claim that it provides sustained comfort and may help improve comfort for people experiencing contact lens dryness.

ReNu with *MoistureLoc* multi-purpose solution will be available in most major geographic markets except Japan by the end of 2005. And in Japan, we will introduce our *ReNu MultiPlus* multi-purpose solution, where it will be the only product of its kind that eliminates the need for a separate weekly enzyme treatment to remove protein deposits. These new product developments should enable us to increase our leading market share position and to outpace lens care market growth rates in 2005.

Our cataract and vitreoretinal surgery portfolio posted year-over-year growth in 2004, but the real news in this category is that it has stabilized and margins are improving toward where we want them to be.

We introduced several new, technologically advanced products in the United States in 2004. The *SofPort AO* silicone intraocular lens (IOL) takes IOL optics to a new level of performance. The first IOL in the United States with an aberration-free design, the *SofPort AO* IOL can provide exceptional optical performance and the potential for improved contrast sensitivity for patients after cataract surgery. We also introduced new software and pump options for our *Millennium* microsurgical platform in 2004. Each of these new products provides an opportunity for future growth, as we introduce them into new geographies. Plus, in 2005 we plan to once again upgrade our *SofPort* IOL franchise with a new, easy-to-load inserter.

Our *Akreos* line of acrylic IOLs offers similar growth potential. Originally available only in Europe, throughout 2004 this very competitive lens was successfully launched in several Asian markets, and worldwide revenues for this product increased about 50 percent from 2003. In 2005, we plan to further enhance *Akreos'* advanced technology by incorporating an aspheric optics design.


$1,665.5
$1,816.7
$2,019.5
$2,232.3
'01 '02 '03 '04

Net Sales[1]
Amounts in Millions
(CAGR 10%)


$161.7
$256.8
$303.1
$363.0
'01 '02 '03 '04

Segment Income[2]
Amounts in Millions
(CAGR 31%)


5.2%
8.2%
11.7%
12.5%
'01 '02 '03 '04

Operating Margin[3]


$0.78
$1.34
$2.36
$2.93
'01 '02 '03 '04

Earnings Per Share[3]
Continuing Operations
(CAGR 55%)

With its potential to be incorporated into our Japanese and U.S. IOL portfolios, the *Akreos* line offers additional longer-term growth opportunity for the company.

In the refractive surgery area, our Americas business led the year's growth, benefiting from a full year's revenues from our *Zyoptix* system for customized laser surgery, which was introduced late in 2003. A key objective of 2004 was to increase our share of standard LASIK procedures as compared to a year ago – and we did that, exiting the year at about 15 percent. We've said that getting to about a 20 percent share of the U.S. procedural volume over time was important for our refractive surgery category to achieve an acceptable rate of return, so we're pleased with the progress we have made to date.

In 2005, we expect this product category to continue to grow, benefiting from the launch of our *Technolas z100* laser in the United States and the global introduction of our *Zyoptix XP* microkeratome and blades.

In the pharmaceuticals category, highlights of 2004 included the introduction of a soft gel version of our *Ocuvite PreserVision* ocular vitamins and a line extension containing lutein in place of beta carotene, as well as geographic expansion of our vitamin franchise into additional European and Asian markets. Our European nutritionals offerings expanded with the launches of products containing Omega-3 and Omega-6 fatty acids that target age-related macular degeneration and dry eye. In our proprietary pharmaceuticals portfolio, we launched the *Lotemax* line of steroid eye drops into additional foreign markets and received FDA approval for *Zylet*, a combination of loteprednol etabonate and tobramycin that competes in the anti-inflammatory/anti-infective combination segment of the market. Our generic and over-the-counter pharmaceuticals portfolio also turned in respectable growth for the year. In 2005 we expect to continue to expand the geographic availability of our ocular nutritional products and benefit from new product introductions including *Zylet* ophthalmic suspension and our *Retisert* drug delivery implant for treating posterior segment uveitis. We filed our New Drug Application for the *Retisert* implant with the FDA in 2004.

Accelerating revenue growth is key to our future success, and that's why we've committed to continue to increase our investment in research and development at a faster rate than sales growth. But growth opportunities at the top line are only the beginning of the story. Continued focus on areas such as asset management and improved operating efficiency can help to grow our bottom line at a faster rate than sales.

On the balance sheet, our emphasis on asset management resulted in significant improvement in both days sales outstanding and inventory months on hand throughout 2004. The improvement, combined with our earnings performance, played a key role in our generating $281 million in cash flow from operating activities – more than 40 percent higher than we had predicted going into the year. And our capital structure was further strengthened through the repayment of maturing debt and a successful exchange of convertible debt securities.


$122.0
$128.4
$149.9
$162.5
'01 '02 '03 '04

R&D Expense[4]
Amounts in Millions
(CAGR 10%)


3.1%
6.0%
8.5%
9.1%
'01 '02 '03 '04

Return on Invested Capital

[1] 2001 amounts have been reclassified to reflect the adoption of EITF 01-09 as described in *Note 1 - Accounting Policies.*

[2] Segment income excludes certain significant items such as restructuring charges and reversals, asset write-offs and other significant charges, as well as corporate administration expenses.

[3] Excluding certain significant items described on page 24 in the *Financial Review,* operating margins were 8.7%, 10.9% and 11.6% in 2001, 2002 and 2003, respectively; earnings per share from continuing operations were $1.24, $1.73 and $2.27, respectively; and compound annual growth was 33 percent. Reconciliations between these non-GAAP and GAAP amounts can be found on the Investor Relations page of the Company's Web site, www.bausch.com.

[4] Excluding the purchase of rights to an early-stage pharmaceutical technology, research and development expense was $144.3 million in 2003.

Our Global Supply Chain organization is contributing to improved margins through aggressive initiatives employing Lean principles. To date these have been the drivers behind expanding gross margins – which have increased from 54.1 percent of sales in 2001 to 58.1 percent in 2004. Further automation and application of Lean principles throughout our operations will yield additional margin upside as we go forward.

Profitability improvement will also come from improved sales mix. Our development efforts have been and will continue to be focused on technologically advanced products that can address unmet needs. We have already seen the benefit of this effort – most notably in our contact lens franchise, and will continue to see it as we introduce new pharmaceutical and surgical products over the next several years.

The profitability improvement programs we have been implementing since the middle of 2002 are much more than cost cutting programs: they are cost *improvement* initiatives designed to continually calibrate our organization for the utmost efficiency. We have spent the last two and a half years making the necessary changes to be sure we had the right people in the right positions, a sales force with the right expertise to support our product launches, the right technology platform to support a common sharing and leveraging of information and the disciplined business processes to assure the most efficient and effective organization possible. And we now have in place an organization we believe can support significantly higher sales without significant additional investments in infrastructure.

At no time in our history have we been so strongly positioned to take advantage of the global opportunities available to us. The remaining pages of this report highlight in more depth a few of these. After reading them, I hope you will share our enthusiasm for the potential that exists for our company as we move forward. Our success comes from our people, who have embraced change and worked diligently to improve our company. Their efforts allowed us to meet or exceed our ambitious expectations for 2004 on virtually every key measurement. Through their continued efforts we can make the most of our global opportunities and deliver even stronger operating performance in the years ahead.

Sincerely,

Ronald L. Zarrella
Chairman & Chief Executive Officer



OUR MARKET STRENGTH IN VISION CARE AND SURGICAL PRODUCTS IN THE WORLD'S MOST POPULOUS REGION IS BOTH A FOUNDATION AND A CATALYST FOR FURTHER GROWTH.

Japan New Product Introductions*

'02	• *Medalist* Toric contact lens
'03	• *Ocuvite* ocular vitamins
'04	• *Medalist* One Day contact lens
'05	• *Medalist II* two-week contact lens
	• *Medalist* Multi-Focal contact lens
	• *ReNu MultiPlus* multi-purpose solution
	• *Ocuvite PreserVision* AREDS Formula ocular vitamins
	• *Ocuvite PreserVision* Lutein Formula ocular vitamins
	• *Ocuvite* Lutein ocular vitamins
'06	• *PureVision* silicone hydrogel contact lens
	• *Zyoptix* system for customized LASIK surgery
'07+	• *Retisert* drug delivery implant for posterior segment uveitis
	• *ReNu with MoistureLoc* multi-purpose solution
	• *Akre*[illegible] intraocular lens

* Anticipated [illegible] as of the date of printing this annual report. Actual dates [illegible] from those presented due to delays in the regulatory approval process, which is not within the Company's control.


Global Population Distribution
Europe, Middle East & Africa 29%
Asia 57%
Americas 14%
Asia Population Distribution
China 36%
India 29%
Rest of Asia 35%
Source: Global Population Profile: 2002, U.S. Census Bureau

Accelerating Growth in Asia

Even with a brand name that has become synonymous with eye care, even with leading market shares and more than 30 years of success in Asia, Bausch & Lomb still sees a bright future of accelerating growth in this, the world's most populous region.

Our passport to growth in Asia is expansion: we are targeting expansion into developing markets to bring our current products to untapped and underserved areas; we are expanding our product lines in Asia, introducing our latest technologies to further amplify our leading market share positions; and we are planning to expand our novel in-market development program.

At the center of our Asia opportunities are compelling statistics: Asia has more than half of the world's population and up to 80 percent of the population in some Asian countries, like Singapore, requires vision correction. Japan is the world's second largest contact lens market and growing. India has the highest rate of preventable blindness in the world. And in China, about 40 percent of the population is under 25, prime candidates for contact lens products.

In Japan, we are well positioned to grow with new products. With the 2005 launch of *ReNu MultiPlus* multi-purpose solution, Japanese contact lens wearers will have the most technologically advanced lens care product available there. Each of our most advanced contact lenses should be available in Japan by the end of 2006. And our pharmaceuticals and surgical franchises – now a small portion of our business in Japan – are poised to grow with new product introductions over the next several years.






Bausch&Lomb



Bausch & Lomb Eye Health Centres on major Chinese university campuses give us direct access to a prime population, providing the opportunity to establish long-term consumer loyalty to our leading vision care innovations like *SofLens59* and *SofLens* Toric contact lenses and the *ReNu* line of multi-purpose solutions.

Our nascent Asian pharmaceuticals product category is ready for rapid expansion as we introduce our lines of ocular vitamins and proprietary steroid eye drops throughout the region.

In the People's Republic of China, where we lead the vision care market, there is ample opportunity for growth. To accelerate growth in the Chinese market, as well as its transition to frequent replacement contact lens modalities, we launched a unique development program aimed at college students. At eight prominent Chinese universities, we established Bausch & Lomb Eye Health Centres where students receive eye health information and exams and buy frequent replacement contact lenses and lens care solutions at attractive prices. With nearly four million students enrolled in universities throughout China, our program – which will be expanded to additional campuses – is designed to grow the contact lens wearer base and develop loyal consumers who represent a future annuity stream of vision care revenues.

This program could serve as a prototype for additional educational, clinical and governmental partnerships to reach large patient populations in other Asian markets or other product categories. For example, in India alone, an estimated 10 million people suffer from cataracts, and almost 70 percent of them go blind because there is a permanent backlog of patients awaiting sight-saving surgery.

When we look at Asia, we see a myriad of opportunities to grow our business by reaching more markets, and offering more products that perfect vision and enhance life for the people of this region.



Bausch & Lomb's Leading Market Positions in Key* Asian Markets ...

Vision Care	• #1 in soft contact lenses
	• #1 in multi-purpose solutions
Surgical Products	• #1 or #2 in phacoemulsification equipment placements
	• Among top 3 in foldable IOLs
	• #1 or #2 in laser and microkeratome placements

... Provide Opportunities for Future Growth

Vision Care	• Expansion of *ReNu* with *MoistureLoc* multi-purpose solution
	• Introduction of *SofLens* Multi-Focal and *PureVision* contact lens line extensions
Pharmaceuticals	• Expansion of ocular nutritionals
	• Launch *Lotemax* and *Alrex* ophthalmic drops
Surgical Products	• Expansion of *Akreos* and *SofPort* IOLs
	• Introduction of *Zyoptix XP* microkeratome
	• Expansion of *Technolas z100* laser placements and procedures

* Key markets defined as the largest and/or most strategic markets outside of Japan and include China, India, Korea and Taiwan.

Sources: AC Nielsen, Hankook Research, Company Estimates

WE ARE MEETING THE CHALLENGE OF PROVIDING "YOUNGER EYES" TO AN INCREASINGLY OLDER POPULATION.

Helping Aging Eyes See Young Again

The saying, *"You're not getting older, you're getting better,"* certainly doesn't apply to our eyes. Aging takes a toll on our eyes. It starts in our 40s when we begin to lose the ability to see near objects clearly, a natural consequence of aging called presbyopia. Later on, if we live long enough, we develop cataracts, a clouding of the eye's natural lens that can lead to blindness if untreated.



World Population by Age Group

Age	'02	'25
80+	1%	2%
65 - 79	6%	8%
45 - 64	17%	22%
20 - 44	38%	36%
15 - 19	9%	8%
10 - 14	10%	8%
0 - 9	19%	16%

'02
'25

Source: *Global Population Profile: 2002*, U.S. Census Bureau

Bausch & Lomb sees significant opportunities to accelerate growth by developing innovative products to address these two conditions that affect a rapidly growing aging population.

The statistics are overwhelming. In the United States alone, it is estimated that close to 100 million people have presbyopia. And presbyopes are the swiftest growing population needing vision correction. By 2025, nearly a third of the worldwide population will be people 45 and over. For those living into their 60s, 70s and beyond, nearly everyone will develop a cataract.

For people with presbyopia, the eye's lens loses its elasticity and cannot focus (or accommodate) at multiple distances. Typical treatments include reading glasses or bifocal glasses, or older technology contact lenses that just don't work well for many people.

Recent enhancements to our *SofPort* lines of silicone IOLs include square-edge technology and aspheric optics designs. Launched in 2004, *SofPort AO* IOLs are the first aberration-free IOLs that created a "resolution revolution" because they are designed to provide cataract patients the best potential visual quality and contrast sensitivity after surgery. These design enhancements will be incorporated in our *Akreos* family of acrylic IOLs in 2005.



Bausch & Lomb, an innovator in specialty contact lenses, went a step beyond the standard solutions, developing the *SofLens* Multi-Focal contact lens, with a unique design allowing for seamless vision at all distances – near, far and in between. Already the leading prescribed multifocal lens in the United States and Europe, it will be introduced to new markets, including Asia, in 2005.

The future may hold more innovations as we explore surgical alternatives for correcting presbyopia. For example, we are exploring the potential for a future generation of our *Zyoptix* system to provide multifocal vision to refractive surgery patients, leveraging our expertise in optical design into a new way to improve quality of vision.

People with cataracts, like those with presbyopia, want to reverse the effects of aging on their eyes and see as well – or better – than in their younger years. Providing "younger eyes" for these patients is equally challenging.

Standard cataract surgery removes the clouded natural lens and replaces it with an intraocular lens (IOL) with a fixed, single focal length for distance vision. Many patients still need reading glasses after surgery. We believe that the next advance is an accommodating IOL (or AIOL) that allows the lens to focus at varying distances, just like a young eye's. We hope to bring AIOL products to market in the next several years. We took our first step in this direction in 2003, licensing the rights to an AIOL technology that may provide up to four diopters of accommodation – enough to read a newspaper, and significantly better than any AIOL available today.

In the meantime, we are also working to further improve vision after cataract surgery with advancements to our *SofPort* line of silicone IOLs. In late 2003, we introduced our *SofPort SE* IOL in the United States. Its square-edge design inhibits posterior capsule opacification (PCO), a condition often occurring with older technology IOLs that clouds the IOL surface, reducing vision quality and often requiring another surgical procedure. In 2004, we introduced the *SofPort SE* IOL to markets outside the United States and plan further expansion in 2005.

We introduced another innovation to the *SofPort* line in 2004 – *SofPort AO,* the first aberration-free IOL, with advanced aspheric optics designed to provide the best potential visual quality and contrast sensitivity after surgery. And we are enhancing the square-edge design and incorporating aspheric optics in our *Akreos* IOLs in 2005, offering surgeons who prefer acrylic IOLs the opportunity to provide their patients with better quality vision. (The *Akreos* line is an opportunity in itself – we expect to launch the line in the important Japanese and U.S. markets in the next couple of years.)

Bausch & Lomb is ready to seize the significant growth opportunities that exist in developing products to help aging eyes see "younger" again.





AS LEADER IN OCULAR NUTRITIONAL PRODUCTS, WE CAN HELP PEOPLE PROTECT AND MAINTAIN THEIR MOST PRECIOUS SENSE OF SIGHT WITH PRODUCTS AIMED AT A VARIETY OF EYE CONDITIONS.

Global Prevalence of Ocular Conditions

Condition	Population	
laucoma	71	○○○
betic Retinopathy	79*	○○○
MD	168	○○○○○○◐
taract	168	○○○○○○◐
Eye	258	○○○○○○○○○○

(Population in Millions)

[illegible] cases, prevalence of diabetes is much larger

[illegible] U.S. Census Bureau global population data; IMS Health prevalence

[illegible] cataract); Framingham Eye Study (cataract)

Introduced in 2004, *Ocuvite PreserVision* Soft Gels AREDS Formula is an easy-to-swallow supplement designed to be taken twice a day. It delivers the same levels of vitamins and minerals and all of the health benefits as our original four-tablet-a-day formula that was clinically proven to battle age-related macular degeneration, a leading cause of severe vision loss among patients aged 65 and older.



Capitalizing on Our Leadership in Ocular Nutritionals

It turns out that Mom was right: eating carrots *is* good for your eyes. Scientific research suggests that nutrition can play a significant role in treating or preventing many common ocular conditions. And that represents an important growth opportunity for Bausch & Lomb, already the leader in the $200 million global ocular nutritionals market. We believe the market could double over time, with products aimed at virtually every stage of life.

The emphasis in our vitamin portfolio so far has been on age-related macular degeneration, or AMD, with our highly successful *Ocuvite PreserVision* AREDS Formula, the number one eye vitamin recommended by vitreoretinal doctors in the United States. We are well positioned for accelerating growth by expanding the availability of this patented product in additional markets over the next several years.

Longer term, we're focused on expanding the eye vitamin category to include other therapeutic areas, offering nutritional products that show scientifically-based effects. For example, the fatty acids Omega-3, found in certain fish, and Omega-6, found in some plant oils, have been shown to help alleviate certain symptoms of dry eye. In 2004, we introduced an ocular nutritional product containing these fatty acids in France and Germany. In 2005, we will launch this dietary supplement as part of our leading *Ocuvite* line of products into additional markets both in Europe and elsewhere.

Research also has shown that other combinations of vitamins and minerals may be effective in treating other ocular conditions. As we continue to research the beneficial impact of nutritional supplements on vision and eye health over the next several years, future development could expand to other eye conditions and age groups, creating even more new markets.

The Power and the Payoff of Leverage

At Bausch & Lomb, profitability improvement is not synonymous with cost cutting. Our profitability improvement initiatives, begun in 2002, are producing a highly efficient organization able to direct spending to areas providing the greatest returns. For us, continually improving gross margins and controlling operating expenses mean we can increase our investment in research and development to fill our product pipeline with projects that will fuel future sales growth.

And while product development takes time, in the near term we expect to leverage six-percent to seven-percent sales gains into significantly higher earnings growth in a variety of ways.

Leveraging "Lean" Processes

Our profitability improvement initiatives are yielding an infrastructure that can support a much larger sales base. In global operations, we have implemented a variety of "Lean" manufacturing techniques to unlock higher gross margins. A concept originated by the automotive industry, Lean manufacturing creates agile organizations, able to respond quickly and efficiently to customer demand, and able to do more with fewer resources with a goal of producing high value with no waste. Lean techniques are not new to Bausch & Lomb, but establishing a worldwide initiative to instill a Lean culture across the globe is.



As part of our Lean initiative, we established formal metrics to plot our successes; we improved processes, reduced lead times and inventory on hand; and we lowered costs and reduced space requirements across the supply chain. Our focus on building a Lean culture has produced annual cost savings of more than $5 million to date, a major contributor to our gross margin expansion.

With a Lean foundation firmly in place, we can continue to enhance our results by leveraging our best practices into additional manufacturing processes as well as non-manufacturing functions like engineering, packaging and procurement. With our restless discontent with the status quo, commitment to process improvement and active participation throughout the company, we're in the midst of a cultural change that provides an opportunity for even more financial leverage.

Geographic Leverage

Global reach means global opportunity. It means we have a competitive advantage with our direct sales force and in-market regulatory expertise who understand the complexity involved in doing business in any given country. We can leverage this understanding as we expand the reach of products developed and commercialized in one region into additional markets. This is especially true in our pharmaceuticals portfolio, which is currently concentrated in the United States and Europe. As we complete the lengthy regulatory processes in getting new pharmaceutical products approved in various countries, we are now just beginning to realize the benefits of cross-border expansion. In 2005, we plan to launch our proprietary steroid product *Lotemax* into new markets in Europe, with *Alrex* to follow in later years. And we'll export some of our nutritional products across borders as well – first within Europe, then into other regions. Another Europe export is our *Akreos* line of IOLs that should be available in more markets in Asia in 2005 and in the United States and Japan in the years ahead. *SofLens* Multi-Focal and *PureVision* contact lenses, along with *ReNu* with *MoistureLoc* multi-purpose solution, will also continue to debut in additional markets in 2005 and beyond, all offering continued opportunities to grow the top line.



LEVERAGE – BE IT FINANCIAL, GEOGRAPHIC, OR IDENTITY – MEANS OPPORTUNITY.

Leveraging the Bausch & Lomb Brand

A heritage of discovery. A commitment to technological innovation. Sharing knowledge and bringing eye care professionals and consumers together to improve vision and enhance life. This is the promise of our most valuable asset: the *Bausch & Lomb* brand.

The *Bausch & Lomb* brand promise defines our relationship with consumers, eye health professionals, and business partners. It shapes the way people think and feel about the company, influencing their buying and business decisions.

To more effectively communicate this promise, we are transitioning to a new and more consistent global graphic identity including a new master brand mark. It resembles the path of light through the lens of the eye, reflecting our heritage in eye health. And it suggests movement on a clear path toward a distant goal, just as Bausch & Lomb is moving to the future through innovation.

Product packaging that exemplifies our new identity is one way to differentiate ourselves in a crowded marketplace and to leverage our strong brand equity across our entire product portfolio. Leveraging our master brand is more than introducing a new logo. By linking all our products and relationships back to our brand promise, we strengthen the meaning of who we are and what we stand for as a unified, global company.


Bausch & Lomb
SofPort
Bausch & Lomb
Akreos
Single Use Insertion Device
Bausch & Lomb
Akreos
Advanced Optics Aspheric Lens
Bausch & Lomb
SofPort
Advanced Optics Aspheric Lens
NDC 24208-299-05
Bausch & Lomb
Lotemax
loteprednol etabonate
ophthalmic suspension 0.5%
Sterile
Rx only
5 mL
Bausch & Lom
Lotemax
Wirkstoff: Loteprednoletab
BEI POSTOPERATIVEN
AUGENENTZÜNDUNG
Augentropfen
Dr.Mann
NDC 24208-358-05
Bausch & Lomb
Zylet
loteprednol etabonate 0.5%
and tobramycin 0.3%
ophthalmic suspension
Rx only
5 mL
Sterile Ophthalmic Suspension
Bausch & Lomb
SofLens
(hilafilcon B)
59


Bausch & Lomb
ReNu
with MoistureLoc
Multi-Purpose Solution
NEW!
Provides Sustained Comfort
Bausch & Lomb
ReNu
No Rub
Cleans, Disinfects, Rinses, Stores, Removes Protein Daily For Soft Contact Lenses
Sterile · 12 FL. OZ. (355ml)


Bausch & Lomb
ReNu
MultiPlus
ボシュロム レニュー マルチプラス
タンパク除去もできる
スーパー1ボトル
PLUS
Removes protein

Key Bausch & Lomb Sub-Brands

Contact Lenses	*Boston, Medalist, PureVision, SofLens*
Lens Care	*Boston, ReNu, Sensitive Eyes*
Cataract & Vitreoretinal	*Akreos, AMVISC, Millennium, SofPort, Storz*
Refractive	*Hansatome, Technolas, Zyoptix*
Pharmaceuticals	*Alrex, Indocollyre, Liposic, Lotemax, Minims, Moisture Eyes, Ocuvite, PreserVision, Zylet*

Financial Highlights

For The Years Ended December 28, 2002, December 27, 2003 and December 25, 2004
Amounts In Millions - Except Share And Per Share Data

	2002	2003	2004	Percentage Change From 2003
Business Results				
Net Sales	$1,816.7	$2,019.5	$2,232.3	11%
Segment Income[1]	256.8	303.1	363.0	20%
Operating Income	149.7	235.6	279.6	19%
Net Income	72.5	125.5	159.6	27%
Per Share:				
Net income - diluted	1.34	2.34	2.93	25%
Dividends declared	0.65	0.52	0.52	–
Shareholders' equity at year end - diluted	18.85	22.48	26.18	16%
Capital Expenditures	91.9	91.5	118.9	
Working Capital	455.7	545.0	548.0	
Diluted Common Shares Outstanding (000s)	53,997	53,519	54,504	
Return on Average Shareholders' Equity	7.4%	11.9%	12.5%	
Return on Invested Capital	6.0%	8.5%	9.1%	
High/Low Stock Price	$44.80-$27.17	$52.66-$29.35	$69.00-$50.70	

[1] Segment income excludes certain significant items such as restructuring charges and reversals, asset write-offs and other significant charges, as well as corporate administration expenses.


Europe Segment
Revenue: $819.9 Million
Major Markets: France, Germany, Italy, Spain, United Kingdom
Americas Segment
Revenue: $955.5 Million
Major Markets: Brazil, Canada, Mexico, United States
Asia Segment
Revenue: $456.9 Million
Major Markets: Australia, China, India, Japan, Korea, Taiwan

2004 Financial Information

This financial review, which should be read in conjunction with the accompanying financial statements, contains management's discussion and analysis of results of operations, liquidity and 2005 outlook for Bausch & Lomb Incorporated (the Company). Management's discussion and analysis of results of operations includes a non-GAAP constant-currency measure employed by the Company. Management views constant-currency results as a key performance measure of organic business growth trends. The Company monitors its constant-currency performance for non-U.S. operations and the Company as a whole. Constant-currency results are calculated by translating actual current-year and prior-year local currency revenues and expenses at the same predetermined exchange rates. The translated results are then used to determine year-over-year percentage increases or decreases that exclude the impact of currency. In addition, constant-currency results are used by management to assess non-U.S. operations' performance against yearly targets for the purpose of calculating a portion of the bonus amounts for certain regional bonus-eligible employees.

References within this financial review to earnings per share refer to diluted earnings per share.

Executive Overview

Bausch & Lomb is a global eye health company, dedicated to perfecting vision and enhancing life for consumers around the world. The Company develops, manufactures and sells soft and rigid gas permeable (RGP) contact lenses and lens care products, ophthalmic pharmaceuticals and products used in ophthalmic surgery. The Company's products are available in more than 100 countries. The Bausch & Lomb name is one of the best known and most respected healthcare brands in the world.

Because the Company's products are sold worldwide (with approximately 60% of revenues derived in geographies outside the United States), the Company's reported financial results are impacted by fluctuations in foreign currency exchange rates. In the three-year period covered by this report, those impacts have generally provided a positive benefit to reported results as compared to constant-currency results. The Company's translation risk exposures at the revenue line are principally to the euro and the Japanese yen. At the earnings line, the exposures are principally to the yen. In general, the Company does not use financial instruments to hedge translation risk.

The Company conducts its global business through five business segments. The Company's commercial business segments, responsible for interacting with customers in their respective geographies are the Americas region; the Europe, Middle East and Africa region (Europe) and the Asia region. The Global Supply Chain segment is responsible for manufacturing, distribution and logistics activities for all product categories in all geographies. The Research, Development & Engineering segment has global responsibility across all product categories for product research and development, clinical and medical affairs, as well as regulatory affairs and quality.

The Company's corporate strategy is to enhance its already strong presence in the estimated $20 billion global eye health market by focusing on:

- Increasing investment in research and development to yield a robust pipeline of technologically differentiated new products.
- Continuing to enhance the Company's organizational capabilities through the ongoing implementation of disciplined business processes in all areas, particularly sales.
- Further geographic expansion of the Company's key products, especially in under-penetrated markets in Asia.
- Capitalizing on the strength of the *Bausch & Lomb* brand.

Management believes the Company's strengths and drivers of future growth include:

- Strong global market positions in contact lens and lens care products, ophthalmic pharmaceuticals and ophthalmic surgery.
- Favorable demographic trends impacting the markets in which the Company's products compete, such as the aging of the population and an increase in the incidence of myopia.
- An organizational infrastructure that provides a significant opportunity to leverage anticipated constant-currency sales growth into higher operating earnings growth for the next several years.
- Continuing focus on faster growing business segments and geographies.
- A strong balance sheet, increased cash flow from operations and available access to capital.

Despite these strengths, the eye health market is intensely competitive, and is characterized by continuous product development, frequent new product introduction and price competition. The Company is focused on bringing new innovations to the market to sustain its leading positions while improving overall profitability. The Company's success and future growth depend, in part, on its ability to develop products which are more effective in treating conditions of the eye or that incorporate the latest technologies, to efficiently manufacture and effectively market those products and to convince a sufficient number of consumers and eye care practitioners to use them.

The Company devotes substantial resources to research and development (R&D), and currently holds more than 2,100 patents and has more than 1,500 pending patent applications. The R&D process is expensive, prolonged and entails considerable uncertainty. Because of the complexities and uncertainties associated with ophthalmic R&D, products the Company is currently developing may not complete the development process or obtain the regulatory approvals required to market such products.

The Company's ability to maintain operating margins may be affected by regulatory activities, particularly for pharmaceutical and surgical products. Further, managed care organizations and governments continue to place increased emphasis on the delivery of more cost-effective medical therapies. Many third-party payers for hospital services have substantially revised their payment methodologies in recent years, resulting in stricter standards for reimbursement of hospital and outpatient charges.

To offset the potentially negative impact of these items, the Company is intensely focused on improving its manufacturing efficiency and controlling costs. Management believes the profitability improvement initiatives in place since mid-2002 have been successful, and that its infrastructure is capable of supporting a much higher revenue base. The Company has implemented a number of manufacturing initiatives incorporating Lean principles and automation, which have yielded gross margin improvements. The Company's goal also is to manage selling, administrative and general expenses to help support increased levels of R&D spending. Together, these activities are designed to further increase operating margins in the future.

Financial Overview

The Company reported net income of $160 or $2.93 per share for the year ended December 25, 2004, compared to 2003 net income of $126 or $2.34 per share and 2002 net income of $73 or $1.34 per share. Net income for the year ended December 27, 2003 includes a charge of $1 or $0.02 per share as a cumulative change in accounting principle related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 143 on December 29, 2002, as described in *Note 19 - Supplemental Balance Sheet Information.* A reconciliation of net income and earnings per share to income and earnings per share before cumulative effect of change in accounting principle is presented below:

	2004		2003		2002	
	Amount	**Per Share**	**Amount**	**Per Share**	**Amount**	**Per Share**
Net income	**$ 159.6**	**$ 2.93**	$125.5	$ 2.34	$ 72.5	$ 1.34
Cumulative effect of change in accounting principle, net of taxes, due to adoption of SFAS No. 143	-	-	0.9	0.02	-	-
Income before cumulative effect of change in accounting principle	**$ 159.6**	**$ 2.93**	$126.4	$ 2.36	$ 72.5	$ 1.34
Average Shares Outstanding - Diluted (000s)		**54,504**		53,519		53,997

The Company's results for 2003 and 2002 were impacted by several significant events, summarized below. There were no significant events impacting 2004 results.

During the fourth quarter of 2003, foreign currency income of $7 before taxes was realized upon the liquidation of certain non-U.S. subsidiaries as part of the Company's ongoing effort to simplify its legal entity structure and reduce overhead costs. The Company also recorded a $6 pre-tax reversal in severance-related restructuring charges as certain anticipated termination actions and plant closures did not occur due to an increased demand for certain product lines. All actions related to this restructuring plan were completed by the end of 2003. Also during the fourth quarter of 2003, R&D expense of $6 before taxes was recorded associated with the acquisition of an early-stage pharmaceutical technology the Company had previously been developing with a third-party partner. The 2003 significant items, excluding a $1 loss on the adoption of SFAS No. 143, already reflected in net income, aggregated to contribute a net after-tax increase of $5 or $0.09 per share.

Restructuring charges and asset write-offs recorded during 2002 include $26 before taxes related to the profitability improvement plan announced and recorded during the third quarter of 2002, as well as severance associated with the transfer of *PureVision* contact lens manufacturing from the U.S. to Ireland as a result of a ruling against the Company in a U.S. patent lawsuit. Restructuring charges and asset write-offs also included $24 before taxes recorded during the first quarter of 2002 related to the second phase of a 2001 restructuring program designed to reduce ongoing operating costs. Additionally, a $1 pre-tax reversal of previously recorded restructuring charges related to the 2001 program was recorded during the third quarter of 2002. Pre-tax gains on the sale of the Company's remaining equity interest in Charles River Laboratories, Inc. of $28 were realized in the first quarter of 2002. Finally, during 2002, an outside partner exercised its put right for all of its partnership interest and the Company recorded a one-time early liquidation premium, which was recorded as an after-tax minority interest charge of $7. The 2002 significant items reduced net income by $21 or $0.39 per share.

Net Sales and Income by Business Segment and Geographic Region

Total Company net sales in 2004 increased 11% from 2003 and increased 6% in constant currency. Total Company net sales in 2003 increased 11% from 2002 or 4% in constant currency.

Geographic Region Net sales in markets outside the U.S. totaled $1,373 in 2004, an increase of $164 or 14% (6% excluding the impact of currency) over the prior year. In 2003, non-U.S. sales were $1,208 compared to $1,055 in 2002, an increase of $153 or 15%. Excluding the impact of currency, 2003 net sales outside the U.S. increased 3%. Net sales outside the U.S. represented approximately 61%, 60% and 58% of consolidated net sales in 2004, 2003 and 2002, respectively.

Net U.S. sales totaled $860 in 2004, an increase of $49 or 6% over 2003. Net U.S. sales totaled $811 in 2003 compared to $762 in the prior year, an increase of $49 or 6%. Net U.S. sales represented approximately 39%, 40% and 42% of consolidated net sales for 2004, 2003 and 2002, respectively, with U.S. revenues representing approximately 90% of the Americas segment revenue in each year.

Business Segment The Company's segments are the Americas region; the Europe, Middle East and Africa region (Europe); the Asia region; the Research, Development & Engineering organization and the Global Supply Chain organization. In each geographic segment, the Company markets products in five product categories: contact lens, lens care, pharmaceuticals, cataract and vitreoretinal, and refractive. The contact lens category includes traditional, planned replacement disposable, daily disposable, multifocal, continuous wear and toric soft lenses and rigid gas permeable lenses and materials. The lens care category includes multi-purpose solutions, enzyme cleaners and saline solutions. The pharmaceuticals category includes generic and proprietary prescription ophthalmic drugs, ocular vitamins, over-the-counter medications and vision accessories. The cataract and vitreoretinal category includes intraocular lenses, phacoemulsification equipment and related disposable products, and viscoelastics and other products used in cataract and vitreoretinal surgery. The refractive category includes lasers, microkeratomes, diagnostic equipment and other products and equipment used in refractive surgery. There are no transfers of products between product categories.

Operating income is the primary measure of segment income. Segment income excludes the significant items noted in the *Financial Overview.* The following table summarizes net sales and operating income by segment and presents total company operating income:

	2004		2003		2002	
	As Reported	Percent of Total Net Sales	As Reported	Percent of Total Net Sales	As Reported	Percent of Total Net Sales
Net Sales						
Americas	**$ 955.5**	**43%**	$ 901.3	45%	$ 844.1	46%
Europe	**819.9**	**37%**	723.2	36%	613.1	34%
Asia	**456.9**	**20%**	395.0	19%	359.5	20%
	$ 2,232.3		$ 2,019.5		$1,816.7	
Operating Income (Costs)						
Americas	**$ 322.1**		$ 284.2		$ 247.9	
Europe	**251.0**		202.1		154.9	
Asia	**129.8**		108.3		106.4	
Research, Development & Engineering	**(190.6)**		(174.8)		(145.2)	
Global Supply Chain	**(149.3)**		(116.7)		(107.2)	
Segment Income	**$ 363.0**		$ 303.1		$ 256.8	
Corporate administration [1]	**(83.4)**		(68.2)		(58.1)	
Restructuring reversals (charges) and asset write-offs [2]	**-**		6.3		(49.0)	
Other significant charges [3]	**-**		(5.6)		-	
Operating Income	**$ 279.6**		$ 235.6		$ 149.7	

1 Corporate administration expenses are discussed in *Operating Costs and Expenses.*
2 Income (expenses) associated with certain restructuring plans as described in *Restructuring Charges and Asset Write-offs.*
3 Other significant charges in 2003 pertain to R&D expense associated with the acquisition of an early-stage pharmaceutical technology.

2004 Versus 2003 Each of the Company's geographic regions experienced growth on a constant-currency basis during 2004 in the lens, pharmaceuticals, cataract and vitreoretinal, and refractive product categories. Sales of contact lenses increased 8% excluding currency effects, with strong revenue increases reported for the *SofLens66* Toric, *SofLens* One Day, *SofLens* Multi-Focal and *SofLens59* contact lens products, as well as the *PureVision* line of contact lenses. Combined, these products represented more than 50% of contact lens revenues and grew almost 30% during 2004, benefiting from continued market expansion and share gains. Lens care sales were up 2% on a constant-currency basis. The Americas and Asia regions experienced lens care constant-currency growth during 2004 while lens care performance was flat in Europe. Those were encouraging results given overall lens care market dynamics. The pharmaceuticals category growth was mainly attributable to the continued market success and geographic expansion of the *Ocuvite PreserVision* and other *Ocuvite* lines of ocular vitamins. Strong gains were also noted in the Americas region for *Lotemax* and *Alrex*, the Company's lines of prescription steroid eye drops. In Europe, pharmaceuticals category growth was tempered by the continued impact of government pharmaceuticals pricing legislation in Germany. Higher sales of cataract and vitreoretinal surgery products reflected high single digit constant-currency gains for intraocular lenses (IOLs). Growth in the *SofPort* and *Akreos* lines of IOLs more than offset declines for older technology products. Constant-currency growth was also recorded for phacoemulsification products. Constant-currency growth in refractive surgery revenue was primarily attributable to higher sales of per-procedure cards and microkeratome blades.

2003 Versus 2002 On a constant-currency basis, each geographic segment experienced growth in the contact lens and pharmaceutical product categories during 2003. Growth in contact lens net sales was attributed to gains in the Company's planned replacement and disposable and rigid gas permeable lenses which more than offset declines in traditional modalities. Growth within the pharmaceuticals product category reflected continued success of the Company's lines of ocular vitamins. In the lens care category, constant-currency net sales gains in the Americas and Asia offset modest declines in Europe, with overall growth resulting from gains in the *ReNu* brand of multi-purpose solutions. Constant-currency cataract and vitreoretinal surgery revenue increases in Europe offset declines in the Americas and Asia. Double-digit growth in constant-currency refractive surgery revenue in the Americas was more than offset by declines in Europe and Asia. Higher sales of per-procedure cards were noted in each geographic segment with more-than-offsetting declines in other refractive product offerings in the Europe and Asia regions.

The following three sections entitled *Americas, Europe* and *Asia* describe year-over-year net sales results by product category for 2004 and 2003 in each geographic segment.

AMERICAS

2004 Versus 2003 The Americas segment's net sales were $956 for 2004, a 6% increase in both actual dollars and in constant currency over 2003. The segment experienced gains in all product categories in 2004.

Contact Lens – In the Americas segment, contact lens revenues increased 8% and 7% in actual dollars and in constant currency, respectively, compared to 2003. This growth was led by both *SofLens* Multi-Focal and *SofLens66* Toric contact lenses, which continue to maintain their strong leadership positions in the Americas. *SofLens* Multi-Focal lens sales almost doubled. The product remains the number one dispensed multifocal contact lens in the U.S., with a market share of approximately 40%. *SofLens66* Toric contact lens revenues grew slightly less than 20% and, according to the most recent market data, the lens achieved an all-time high share of patient fits in 2004. The solid performance of *SofLens* Multi-Focal and *SofLens66* Toric contact lenses was somewhat tempered by weakness in U.S. two-week disposable SVS products, where more doctors are fitting patients with competitive silicone hydrogel offerings. The Company believes that the 2005 re-introduction of its *PureVision* lenses in the U.S., resulting from a final settlement of patent litigation regarding the *PureVision* lenses in July 2004, will help the Company regain share in the SVS category. The Company will continue to make additional capital investments in 2005 to increase manufacturing capacity for this re-introduction.

Lens Care – Lens care net sales in the Americas increased 1% in both actual dollars and in constant currency. The Company continues to maintain its leading market position in the U.S. lens care market in both multi-purpose and rigid gas permeable solutions. Additionally, the Company introduced its next-generation product, *ReNu* with *MoistureLoc* solution in the third quarter of 2004. This newly patented solution provides sustained comfort. It is the first multi-purpose product with a labeling claim approved by the FDA that it may improve comfort for patients experiencing contact lens dryness, which is a leading cause of discontinued lens wear.

Pharmaceuticals – Pharmaceutical net sales for the Americas segment experienced 11% growth in 2004 in both actual dollars and in constant currency. Strong sales growth in ocular nutritionals, proprietary pharmaceuticals and multisource products contributed to the overall increase. The Company's ocular vitamin franchise posted growth of more than 20% in 2004, with the *Ocuvite PreserVision* brand up more than 40%. Late in the third quarter, the Company introduced an easy-to-swallow soft gel version of the original AREDS formula, as well as a line extension containing lutein instead of beta carotene. The Company believes the soft gel versions will help increase patient compliance with the recommended dosage, and grow the user base. In proprietary pharmaceuticals, both *Alrex* and *Lotemax,* the Company's prescription eye drops containing loteprednol etabonate, posted sales growth in excess of 25% in 2004, reflecting an increase in prescriptions written for both products. The Company believes these results are attributable to an increased emphasis on the loteprednol etabonate portfolio by the Company's dedicated pharmaceuticals sales force in advance of the January 2005 launch of *Zylet* ophthalmic suspension (a combination of loteprednol etabonate and tobramycin), and to the increased visibility of the products in podium presentations and professional publications.

Cataract and Vitreoretinal – In the Americas segment, cataract and vitreoretinal sales increased 2% and 1% in actual dollars and in constant currency, respectively. The increases were led by higher IOL sales in 2004 of about 10%. Growth in sales of the Company's silicone IOL products, most notably the *SofPort* brand, were even stronger, at more than 20%. In October 2004, the Company launched its newest IOL innovation, *SofPort AO.* This is the first IOL in the U.S. with an aberration-free design. The Company believes that doctors have recognized that this lens can provide their patients with exceptional optical performance and the potential for improved contrast sensitivity post surgery. The gains in IOL revenues were partially offset by lower revenues for phacoemulsification products.

Refractive – Americas region refractive net sales increased 15% in 2004 in actual dollars and 14% in constant currency, despite a decline in net sales in the 2004 fourth quarter as compared to the same 2003 period. The growth in 2004 reflected incremental sales of U.S. equipment and higher margin per-procedure cards associated with the Company's *Zyoptix* system for customized LASIK surgery. Other factors were sales increases of more than 50% for standard LASIK procedure cards, as well as a greater than 10% increase in microkeratome blade volume. The 2003 fourth quarter included revenues associated with the significant number of lasers placed immediately following the fourth-quarter launch of the *Zyoptix* system in the United States.

2003 Versus 2002 The Americas segment's net sales were $901 for 2003 or a 7% increase (6% in constant currency) over 2002. The segment experienced gains in each product category with the exception of a slight decline in the cataract and vitreoretinal product category.

Contact Lens – In the Americas segment, contact lens revenues increased 3% and 2% in actual dollars and in constant currency, respectively, compared to 2002. This growth was mainly attributable to sales of the *SofLens66* Toric contact lens, which continued to hold its market-leading position, and incremental sales of the *SofLens* Multi-Focal contact lens, which was introduced in the fourth quarter of 2002 and quickly became the number one prescribed multifocal lens in the U.S. These gains more than offset the absence of U.S. *PureVision* contact lens sales in 2003 after a court ordered discontinuance of *PureVision* contact lens sales in the U.S. in June 2002. Excluding revenues from *PureVision* contact lenses in 2002, contact lens sales increased 10% in constant currency during 2003.

Lens Care – Lens care net sales in the Americas increased 5% in both actual dollars and in constant currency. This growth reflected the continued strength of the Company's *ReNu* brand of lens care products. The Company increased its U.S. market share position in 2003 as evidenced by fourth-quarter independent syndicated market survey information, combined with inventory data available from warehouse clubs and a large retail outlet which indicated consumption had surpassed the Company's rate of shipment.

Pharmaceuticals – The Americas segment experienced 16% growth in pharmaceutical net sales during 2003 over 2002 in both actual dollars and in constant currency. This growth was fueled by strong sales of multisource pharmaceutical products and ocular vitamins. In the multisource product line, higher sales under government contracts and incremental sales from the Company's launch of brimonidine, a generic version of Alphagan, were partially offset by reduced sales of generic otic products. In the Company's lines of ocular vitamins, *Ocuvite PreserVision* continued to post strong results. The Company's U.S. market share held at more than 70%, a position that was strengthened during the fourth quarter of 2003 when the Company was granted patent protection around the formula and method of manufacture for *Ocuvite PreserVision* ocular vitamins. These growth trends were slightly offset by lower sales within the proprietary portfolio, particularly for the *Lotemax* brand, where third- and fourth-quarter 2002 revenues benefited from wholesalers' buying in advance of an anticipated price increase.

Cataract and Vitreoretinal – Net sales of cataract and vitreoretinal products were essentially flat in actual dollars and down 1% excluding currency versus the prior year. Gains in instruments and vitreoretinal products were offset by declines in revenues from phacoemulsification products and viscoelastics. Full-year declines were also noted in IOL revenues, but these trends reversed during the fourth quarter of 2003, when IOL revenues increased for the first time in more than two years. The fourth-quarter increase was driven by the steady growth of the Company's silicone franchise, predominately the *SofPort* system launched earlier in 2003, which more than offset the effect of the Company's PMMA IOL rationalization efforts.

Refractive – The Americas segment posted strong growth in this category as refractive net sales increased 12% in 2003 in actual dollars and 10% in constant currency. Year-to-date increases were led by fourth-quarter gains in excess of 50% that were attributable to the demand for the Company's *Zyoptix* system, which received FDA approval in the U.S. during the fourth quarter. Laser card revenues were also up significantly for both *Zyoptix* system and standard LASIK procedures. The region also experienced growth in net sales of other laser parts and service.

EUROPE

2004 Versus 2003 Net sales in the Europe segment increased 13%. Excluding the impact of currency, net sales increased 4% compared to the prior year. The segment experienced gains in all product categories except lens care where performance was flat.

Contact Lens – Contact lens net sales in the Europe region increased 15% in 2004 compared to 2003 (5% in constant currency). This growth was primarily driven by the continued strength and market leading positions for *SofLens66* Toric and *SofLens* Multi-Focal lenses as well as continued growth for the *PureVision* family of contact lenses. The *PureVision* lens franchise grew over 20% in 2004, benefiting from the introduction of *PureVision* Toric lenses in May and strong growth in the *PureVision* SVS line. Feedback from eye care practitioners about *PureVision* Toric lenses has been extremely positive.

Lens Care – In Europe, lens care product net sales increased 9% in actual dollars and were flat on a constant-currency basis compared to 2003. The overall European lens care market had experienced declines through the third quarter, primarily related to older technology regimens. *ReNu* with *MoistureLoc* solution was launched in limited markets during the third quarter and by the end of the fourth quarter, the product was available in all major markets in the region. Sales of the *ReNu* line of multi-purpose solutions grew approximately 20% in the fourth quarter over the prior year fourth quarter. The Company believes the fourth-quarter lens care improvement was a result of strong market acceptance of *ReNu* with *MoistureLoc* solution as evidenced by positive feedback from practitioners and their patients.

Pharmaceuticals – Pharmaceuticals net sales for the Europe segment increased 12% in actual dollars and 2% in constant currency, with increases in most markets in the region. Overall, sales of ocular vitamins, anti-infective and anti-inflammatory products throughout Europe reported constant-currency gains for the year. Growth was led by ocular nutritional products, including *Ocuvite* and *Ocuvite PreserVision,* plus two other products containing Omega-3 and Omega-6 fatty acids which target age-related macular degeneration and dry eye, respectively. This growth was somewhat offset by general sales declines for most other product categories in Germany, where government pharmaceuticals pricing and reimbursement legislation negatively impacted revenues.

Cataract and Vitreoretinal – European cataract and vitreoretinal net sales grew 16% and 6% for the year in actual dollars and on a constant-currency basis, respectively. These increases mainly reflect higher sales of phacoemulsification products and IOLs. The *Akreos* acrylic IOL was the Company's leading IOL product in Europe, with year-over-year sales gains in excess of 30%. IOL sales in total were up 2% reflecting the continuing trend among European surgeons to use more advanced designs and foldable materials rather than PMMA IOLs. Sales of phacoemulsification products increased approximately 10% for the year.

Refractive – Refractive sales in the Europe region grew 18% in 2004 (9% in constant currency) compared to 2003. This growth reflected higher revenues from *Zyoptix* system upgrades, per-procedure cards, diagnostic equipment and microkeratome blades.

2003 Versus 2002 Net sales in the Europe segment increased 18%. Excluding the impact of currency, net sales increased 2% compared to the prior year. The segment experienced gains in contact lens, pharmaceuticals and cataract and vitreoretinal net sales on a constant-currency basis. These gains were partially offset by declines in the lens care and refractive product categories.

Contact Lens – Contact lens net sales in the Europe segment increased 22% in 2003 compared to 2002 (6% in constant currency). These increases reflected strong gains for planned replacement and disposable offerings, particularly *SofLens66* Toric, and incremental revenues from *SofLens* Multi-Focal contact lenses. The *SofLens66* Toric brand maintained its number one position in the region. The *SofLens* Multi-Focal lens received an enthusiastic response from doctors and patients, and captured over 20% of the European multifocal market in its introductory year. Full-year gains were also noted for *PureVision* contact lenses.

Lens Care – In Europe, lens care product net sales increased 8% over 2002, but declined 6% in constant currency. The decline reflected the Company's 2002 decision to exit certain non-strategic and low margin lines of lens care products acquired as part of the Woehlk acquisition in October 2000.

Pharmaceuticals – Pharmaceuticals net sales for the Europe segment increased 20% in actual dollars but only 1% in constant currency. The overall growth reflected increased distribution for ocular vitamins, including *Ocuvite PreserVision* and other *Ocuvite* products, which were launched in additional European markets throughout the year. In Germany, constant-currency revenue gains were experienced for both prescription and OTC products. This was partially attributable to wholesalers stocking up on products during the fourth quarter in anticipation of government-mandated pricing programs which took effect in 2004 and resulted in more expensive generic drugs. Sales in France posted growth from increased sales of glaucoma products, including a long-acting version of Carteol launched early in 2003. These full-year increases were in large part offset by the impact from the Company's decision in the second half of 2002 to exit certain non-strategic product lines acquired with the Groupe Chauvin acquisition in 2000.

Cataract and Vitreoretinal – European cataract and vitreoretinal sales posted increases of 25% and 9% in 2003 in actual dollars and on a constant-currency basis, respectively. Across the region, this growth was driven by higher sales of IOLs, most notably the *Akreos* acrylic lens. Higher sales of phacoemulsification products also contributed to this growth. Spain continued to make a contribution to growth in this product category as the Company is now selling direct in that market as a result of its acquisition of a cataract distributor in September 2002.

Refractive – Refractive sales in the Europe region were down 2% in 2003 or 15% in constant currency, compared to 2002. Higher sales of *Zyoptix* cards, service revenue and an increase in laser sales in the fourth quarter, spurred by the launch of the Company's *Technolas z100* laser, were more than offset by declines in most other refractive product lines. Market conditions remained subdued across much of the region throughout 2003, with most countries reporting flat to declining procedure volumes. In spite of this, the Company continued to experience an increase in the number of *Zyoptix* cards sold.

ASIA

2004 Versus 2003 Net sales in the Asia segment increased 16%. Excluding the impact of currency, net sales increased 11% compared to the prior year. The segment experienced gains in all product categories in 2004.

Contact Lens – The Asia segment's contact lens net sales increased 19% (13% in constant currency) in 2004 due to strong performance in most markets in the region, especially Japan. In Japan, constant-currency sales were up approximately 13%, reflecting the launch of *Medalist* One Day contact lenses in the first half of 2004 as well as continued strong sales growth for the Company's disposable toric contact lens product. Distribution of *Medalist* One Day lenses continued to expand in the fourth quarter. The Company also continued to maintain a share of more than 50% of the Japanese disposable toric contact lens market in 2004. The rest of Asia experienced constant-currency gains approximating 14% during 2004, primarily led by China.

Lens Care – In Asia, revenues for the year increased 9% in actual dollars and 5% in constant currency mainly on the strength of multi-purpose solutions, which grew 8% for the year. The Company launched *ReNu* with *MoistureLoc* solution in Hong Kong, Singapore and Malaysia during the fourth quarter and the Company believes the response from the trade was very encouraging. The Company plans to launch *ReNu* with *MoistureLoc* solution in other key markets in Asia as regulatory approvals are received. Older generation multi-purpose solutions continued to perform well in 2004, particularly in China, where the Company continues to be the market leader, and Japan.

Pharmaceuticals – The Company's pharmaceutical product category is primarily focused in the Americas and Europe regions. Net sales of pharmaceuticals in Asia were immaterial to its overall results of operations for 2004 and 2003. The Company continues to expand and introduce its pharmaceutical products in this region, particularly its vitamin franchise.

Cataract and Vitreoretinal – Revenue from the cataract and vitreoretinal product category in Asia increased 16% (11% in constant currency) in 2004, reflecting growth in markets outside of Japan. Those markets experienced strong sales in the *SofPort* and *Akreos* lines of IOLs. The Company also expanded its installed base of *Millennium* systems, particularly in the developing markets of China and India, which resulted in higher sales of phacoemulsification products and viscoelastics in the region.

Refractive – Refractive net sales in Asia increased 7% (5% excluding the impact of currency) in 2004. Increased revenues from *Zyoptix* system upgrades, per-procedure cards and microkeratome blades reflected an increase in *Zyoptix* system penetration and increased laser utilization in the region. These gains were somewhat offset by a decrease in new laser placements as compared to the prior year, reflecting the launch of the *Technolas z100* laser in 2003.

2003 Versus 2002 The Asia segment's net sales for 2003 increased 10% (4% in constant currency) compared to the prior year. The segment experienced growth in contact lenses and lens care in both actual dollars and in constant currency. These gains were partially offset by declines in the surgical category.

Contact Lens – The Asia segment's contact lens net sales increased 13% (7% in constant currency). This performance largely reflected sales increases in Japan and China. In Japan, *Medalist* Toric lenses continued to gain share and registered significant year-on-year revenue increases, while in China, the Company's lens franchise posted healthy growth in 2003 despite the impact of SARS early in the year.

Lens Care – In Asia, lens care revenue increased 11% and 6% in actual dollars and in constant currency, respectively, led by the strength of the Company's *ReNu* brand which continued to lead the lens care market in the region. This position was bolstered through direct-to-consumer messaging about the benefits of chemical disinfectants in several key geographies during 2003.

Pharmaceuticals – The Company continued to expand and introduce its pharmaceutical products in this region, particularly its vitamin franchise. Net sales of pharmaceuticals in Asia were immaterial to its overall results of operations in 2003 and 2002.

Cataract and Vitreoretinal – Sales of the cataract and vitreoretinal product category in Asia was down 2% compared to 2002. Excluding the impact of currency, sales decreased 8%. Declines were mainly attributable to Japan, which more than offset constant-currency growth in other markets in the region. The Company's Japanese cataract category continued to be impacted by a loss of share in IOLs, caused by a lack of a competitive foldable offering in the fastest growing market segment. The Company does not expect Japanese approval of its *Akreos* IOL in the short term, and continues to focus on the remainder of the IOL portfolio as well as its lines of phacoemulsification equipment and supplies, while working to reduce cost and exploring opportunities to accelerate new regulatory applications currently on file.

Refractive – Refractive net sales in Asia declined 4% and excluding the impact of currency, declined 7%. Higher sales of lasers, largely due to the launch of the premium-priced *Technolas z100* laser, per-procedure cards and other laser parts and services were more than offset by declines in microkeratomes and related refractive products.

The following table presents total Company net sales by product categories for the years 2004, 2003 and 2002:

	Net Sales	Percent Increase (Decrease) Actual Dollars	Percent Increase (Decrease) Constant Currency
2004			
Contact Lens	**$ 675.2**	**14%**	**8%**
Lens Care	**521.9**	**5%**	**2%**
Pharmaceuticals	**524.7**	**12%**	**7%**
Cataract and Vitreoretinal	**358.3**	**9%**	**4%**
Refractive	**152.2**	**14%**	**10%**
	$ 2,232.3	**11%**	**6%**
2003			
Contact Lens	$ 591.8	13%	5%
Lens Care	498.9	7%	3%
Pharmaceuticals	467.9	18%	9%
Cataract and Vitreoretinal	327.9	9%	2%
Refractive	133.0	3%	(3%)
	$ 2,019.5	11%	4%
2002			
Contact Lens	$ 523.9	13%	12%
Lens Care	465.5	12%	11%
Pharmaceuticals	396.1	15%	14%
Cataract and Vitreoretinal	301.8	(1%)	(2%)
Refractive	129.4	(6%)	(7%)
	$ 1,816.7	9%	8%

Segment Income Segment income excludes certain significant items such as restructuring charges and reversals, asset write-offs and other significant charges, as well as corporate administration expenses.

2004 Versus 2003 In 2004, segment income increased $60 or 20% as compared to the prior year. Increases in sales of higher margin products (including cataract and vitreoretinal, contact lenses and proprietary pharmaceuticals and ocular nutritionals in the Americas) were experienced by all commercial segments. Continued manufacturing cost savings initiatives, ongoing administrative savings realized through the Company's profitability improvement programs and changes in foreign currency exchange rates also contributed to improved profitability. The 2004 growth was somewhat offset by increased marketing and advertising costs primarily associated with new product launches and increased information technology (IT) expense associated with the Company's global systems integration project.

Research, Development & Engineering segment operating costs increased $16 or 9% in 2004 in support of the Company's R&D spending commitment toward new products and the development of additional treatments for sight-threatening diseases. Global Supply Chain segment operating costs increased $33 or 28% from 2003 primarily due to changes in foreign currency, partially offset by cost savings realized through restructuring actions and manufacturing initiatives incorporating Lean principles and automation.

2003 Versus 2002 In 2003, segment income increased $46 or 18% as compared to the prior year. Increases experienced by all commercial segments in sales of higher margin contact lenses and growth in the lens care category, as well as sales growth achieved by the Company's multisource pharmaceutical products and ocular vitamins in the Americas region, were the main factors driving this growth. Changes in foreign currency exchange rates, manufacturing cost savings initiatives, and administrative savings realized through restructuring actions, also contributed to the gain in segment income.

Research, Development & Engineering segment operating costs increased $30 or 20% in 2003 in support of the Company's R&D spending commitment toward new products. Global Supply Chain segment operating costs increased $10 or 9% from 2002 primarily due to changes in foreign currency, partially offset by cost savings realized through restructuring actions and the absence of certain costs previously absorbed by the Global Supply Chain segment which were determined to be costs more appropriately associated with the operations of the commercial segments. In addition, certain expenses were recorded in 2002 associated with the transfer of *PureVision* contact lens manufacturing from the U.S. to Ireland and obsolescence charges related to certain lines of IOLs.

Operating Costs and Expenses

The ratio of cost of products sold to sales was 41.9%, 42.5% and 43.9% in 2004, 2003 and 2002, respectively. The gross margin improvement in 2004 was driven by a favorable sales mix shift toward higher margin products, particularly in the Company's cataract and vitreoretinal, contact lens and proprietary pharmaceuticals and ocular nutritionals product lines in the Americas, and ongoing cost savings generated by profitability improvement programs. The 2003 improvement in gross margin reflected cost savings from the Company's profitability improvement programs as well as a favorable mix shift toward contact lens and lens care product lines. In addition, currency had a positive impact on gross margin during 2004 compared to a negative impact during 2003.

Selling, administrative and general expenses, including corporate administration, as a percent of sales were 38.3%, 38.7% and 38.1% in 2004, 2003 and 2002, respectively. Spending increased $73 during 2004 when compared to 2003 and $89 during 2003 when compared to 2002. The 2004 expenses reflected the impact of foreign currency exchange rates, higher investments in marketing and advertising, primarily associated with new product launches, increased IT expense in connection with the Company's global systems integration project, Sarbanes-Oxley compliance costs and higher expenses associated with performance-based compensation plans and other employee benefit program expenses. The increase in 2003 was largely due to higher marketing and selling expenses, higher expense associated with performance-based compensation plans and other employee benefit program expenses, and a valuation reserve recorded against amounts advanced to Control Delivery Systems (CDS) under a strategic partnership arrangement (see *Note 7 – Related Party Transaction).*

R&D expenses totaled $163, $150 and $128 in 2004, 2003 and 2002, respectively and represented 7.3%, 7.4% and 7.1% of sales in 2004, 2003 and 2002, respectively. A charge of $6 associated with the acquisition of an early-stage pharmaceutical technology contributed to the 2003 increase. The Company will continue its commitment to R&D spending in support of its goal of consistently bringing new products to market to fuel long-term growth, including its continued investments to develop additional treatments for sight-threatening diseases.

Non-Operating Income and Expense

Other Income and Expense Interest and investment income was $14 in 2004, $16 in 2003 and $45 in 2002. Mark-to-market adjustments on assets held by the Company for its nonqualified deferred compensation plan represent the majority of the $2 decrease in 2004 when compared to 2003. The $29 decrease in 2003 was primarily attributable to a gain of $28 from the sale of Charles River Laboratories stock and interest income of approximately $9 associated with income tax refunds recorded in 2002, partially offset by mark-to-market gains on assets held for the Company's nonqualified deferred compensation plan.

Interest expense was $48 in 2004 and $54 in both 2003 and 2002. As explained in *Note 11 – Accounting for Derivatives and Hedging Activities,* the Company decided to permanently invest an intercompany loan in its Europe region during the quarter ended September 27, 2003. The intercompany loan was previously hedged by forward foreign exchange contracts classified as cash flow hedges. The 2004 decline resulted primarily from the termination of these cash flow hedges, although lower average debt levels and interest rates were also factors. Interest expense remained flat in 2003 when compared to 2002 despite lower average debt levels and interest rates due to the Company's November 2002 debt issuance. The 2002 debt was used in part to refinance existing debt obligations, including the Company's $200 minority interest obligation as described in *Note 15 – Minority Interest.* Expense associated with the minority interest obligation was recorded as minority interest expense through May 2002.

Foreign currency represented a net gain of $2 in 2004, a net loss of less than $1 in 2003 and a net loss of $4 in 2002. The 2004 net gain reflects higher foreign currency translation gains. During 2003, the Company liquidated three non-U.S. subsidiaries resulting in a $7 net gain. The liquidations were part of the Company's ongoing effort to simplify its legal entity structure and reduce overhead cost. The gain was offset by hedging expenses from the Company's foreign exchange hedging program. The 2002 loss was primarily due to hedging expenses.

Income Taxes The Company's reported tax rate for continuing operations was 33.5% in 2004 and excluded the impact of any cash repatriation under the American Jobs Creation Act (see the discussion on the American Jobs Creation Act in *Note 9 – Provision for Income Taxes).* The tax rate for continuing operations was 34.0% in 2003 and 34.5% in 2002.

When calculating income tax expense, the Company recognizes valuation allowances for tax loss and credit carryforwards, which may not be realized utilizing a "more likely than not" approach which is more fully described in *Note 9 – Provision for Income Taxes.*

Minority Interest The impact to results of operations from minority interest was $5, $4 and $17 for 2004, 2003 and 2002, respectively. See also *Note 15 – Minority Interest.*

Discontinued Operations During 1999, the Company completed the sale of its eyewear segment to Luxottica Group S.p.A. (Luxottica). During 2000, Luxottica proposed certain purchase price adjustments related to the sale. On January 22, 2002, the Company reached an agreement with Luxottica relative to the proposed adjustments. See also *Note 21 – Discontinued Operations.*

Restructuring Charges and Asset Write-Offs

In 2002 and 2001, the Company's Board of Directors approved plans to restructure certain of the Company's business segments and corporate administrative functions. The Company completed all actions under the Profitability Improvement Program and Transfer of *PureVision* Contact Lens Manufacturing and the 2001 Program as of December 27, 2003 and December 28, 2002, respectively. These plans are described more fully in *Note 20 – Restructuring Charges and Asset Write-offs,* and include the Company's programs to enhance its competitive position.

Profitability Improvement Program and Transfer of *PureVision* Contact Lens Manufacturing In July 2002, the Company announced plans to improve operating profitability through a comprehensive plan, approved by the Company's Board of Directors, which included: plant closures and consolidations; manufacturing efficiencies and yield enhancements; procurement process enhancements; the rationalization of certain contact lens and surgical product lines; distribution initiatives and the development of a global IT platform. These plans included the elimination of approximately 465 jobs worldwide associated with those actions. Restructuring charges and asset write-offs of $23 before taxes associated with these initiatives were recorded in the third quarter of 2002. The Company also recorded a pre-tax amount of $4 during the third quarter of 2002 for severance associated with the elimination of approximately 145 jobs due to the transfer of *PureVision* extended wear contact lens manufacturing from the U.S. to Waterford, Ireland as a result of a ruling against the Company in a U.S. patent lawsuit. The after-tax impact of these third-quarter charges was $17 or $0.31 per share. During the fourth quarter of 2003, the Company reversed $6 pre-tax or $0.12 per share, representing remaining reserves that were no longer needed.

These actions are expected to yield pre-tax cost savings of approximately $90 annually beginning in 2005. These savings are expected to be realized primarily through reduced cost of products sold and selling, administrative and general expenses, and are expected to be partially reinvested into R&D.

2001 Program In December 2001, the Company's Board of Directors approved a comprehensive restructuring plan designed to reduce ongoing operating costs by eliminating approximately 800 jobs on a global basis. During the first quarter of 2002, a pre-tax charge of $24 was recorded for Phase II of the restructuring and additional asset write-offs. The after-tax impact of this charge was $15 or $0.28 per share. During the third quarter of 2002, the Company reversed $1 pre-tax or $0.01 per share, representing remaining reserves that were no longer needed.

This program yielded pre-tax cost savings of approximately $33 annually. These savings were realized primarily through reduced cost of products sold and selling, administrative and general expenses, a portion of which has been reinvested into R&D, marketing and other programs designed to accelerate sales growth.

Liquidity and Financial Resources

The Company strengthened its capital structure during 2004 and maintained a strong liquidity position. Cash and cash equivalents were $502 and $563 at December 25, 2004 and December 27, 2003, respectively. The decline was primarily attributable to $197 repayment of debt.

Cash Flows from Operating Activities Cash provided by operating activities totaled $281 in 2004, an increase of $33 from 2003. The increase primarily reflected higher earnings and net cash inflows under foreign currency contracts (versus net cash outflows in 2003), partially offset by an increase of $57 in net cash payments for income taxes and an increase in funding of the Company's U.S. pension plan (funding was $18 and $4 in 2004 and 2003, respectively). Days sales outstanding (DSO) were 76 days at the end of 2004, a decrease from 81 days at the end of 2003. The positive trend in DSO demonstrates the Company's continued focus on asset management, particularly in the area of cash collections.

Cash provided by operating activities totaled $248 in 2003, an increase of $12 from 2002. The increase reflected higher earnings and increased payments received from customers as a result of increased sales in 2003 combined with a reduction in DSO. DSO was 81 days at the end of 2003, a decrease from 85 days at the end of 2002. The overall increase was also impacted by a $22 decrease in cash payments made for severance and other related costs in connection with the Company's restructuring programs (see *Note 20 – Restructuring Charges and Asset Write-offs*) and a decrease in funding of its U.S. pension plan in 2003. U.S. pension plan funding was $4 and $15 in 2003 and 2002, respectively. The increase in cash provided by operating activities was partially offset by a $36 increase in cash payments for income taxes and higher outflows associated with foreign currency contracts.

Cash Flows from Investing Activities Net cash used in investing activities of $122 in 2004 primarily represented capital expenditures.

Net cash used in investing activities of $94 in 2003 resulted primarily from capital expenditures of $92 and the acquisition of additional interests in the Company's Korean commercial and manufacturing joint ventures for $6 (as described in *Note 5 – Accounting for Goodwill and Intangibles*).

Net cash used in investing activities of $87 in 2002 resulted primarily from capital expenditures of $92, a $23 sale price adjustment payment related to the disposal of a discontinued operation and $6 for the acquisition of a distributorship in Spain (see *Note 5 – Accounting for Goodwill and Intangibles*), which were partially offset by a cash inflow of $37 from the sale of the Company's remaining equity interest in Charles River Laboratories.

Cash Flows from Financing Activities In 2004 there was a net cash flow use of $225 from financing activities. The 2004 period outflows consisted primarily of $197 repayment of debt, $77 to repurchase 1,250,162 shares of the Company's Common stock at an average price of $61.27 per share and $28 for dividends paid, partially offset by $78 from the exercise of stock options. The repurchase of Company Common stock was part of the Company's publicly announced program, authorized by the Board of Directors on January 27, 2004, to repurchase up to two million Common shares to partially offset the dilutive impact of the anticipated increase in stock option exercise activity due to the appreciation in the Company's stock price during the fourth quarter of 2003.

Net cash used in financing activities of $80 in 2003 consisted primarily of $202 repayment of debt and notes payable, $41 to repurchase one million shares of the Company's Common stock as described in *Access to Financial Markets* below, $31 paid in the first quarter of 2003 to settle forward equity contracts as described in *Note 18 – Forward Equity Contracts* and $28 of dividend payments. The cash outflows from these activities were partially offset by $210 of proceeds from concurrent offerings of notes and convertible notes in August 2003 as described in *Note 10 – Debt.*

Cash used in financing activities was $230 in 2002. During the second quarter of 2002, a payment of $200 was made related to the early termination of a minority interest obligation, as described in *Note 15 – Minority Interest.* Repayments of debt and net repayments of notes payable were $215. Proceeds from issuance of debt were $225. As described in *Note 10 – Debt,* the Company issued $150 of five-year 6.95% fixed-rate senior notes, the proceeds of which were used for general corporate purposes, including the refinancing of existing debt obligations. The Company also borrowed $75 against its revolving credit agreement during the second quarter of 2002, and repaid that borrowing during the third quarter of 2002, as discussed in *Access to Financial Markets* below. Dividend payments totaled $42.

Financial Position The Company's total debt, consisting of short- and long-term borrowings, was $644 and $847 at the end of 2004 and 2003, respectively. The ratio of total debt to capital was 31.1% and 41.3% at year-end 2004 and 2003, respectively. Cash and cash equivalents totaled $502 and $563 in 2004 and 2003, respectively.

Two tranches of the Company's long-term debt due in 2013 and 2015 allowed remarketing agents to call the debt from the holders in 2003 and 2005, respectively, and in certain cases remarket the debt at a higher interest rate than the then current market rate. Following the Company's debt rating being downgraded by Moody's Investors Service during March 2002, the agents exercised their right to put the marketing agreements back to the Company. As a result of this action, a $100 tranche of long-term debt, originally due in 2013, matured and was repaid in 2003, and an additional $100 tranche of long-term debt, originally due in 2015, will mature in 2005.

The Company believes it has adequate cash, credit facilities and access to financial markets to meet all of its debt maturity requirements.

Contractual Cash Obligations At December 25, 2004, the Company had the following contractual cash obligations due by the following periods:

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Contractual Obligations [1]					
Long-term debt obligations	$ 644	$ 101	$ 201	$ -	$ 342
Purchase obligations [2]	95	50	27	7	11
Minimum operating lease commitments	79	26	30	14	9
Total	$ 818	$ 177	$ 258	$ 21	$ 362

1 The Company had no capital lease obligations at December 25, 2004. The Company's other long-term liabilities consisted primarily of employee benefit plans. (See *Critical Accounting Policies* for a discussion of the Company's estimated future statutory minimum funding requirements.)

2 Purchase obligations include the Company's minimum obligation to purchase goods and services, or to make royalty payments, under agreements that are enforceable and legally binding. The amounts above include payments due under a utility contract that can be terminated in the tenth year with the payment of $1. If the Company chooses to terminate the utility contract, the total payments due would decrease by $9.

Access to Financial Markets As of December 25, 2004 and December 27, 2003, the Company's long-term debt was rated BBB- by Standard & Poor's and Ba1 by Moody's Investors Service. As of year-end 2004, Standard & Poor's and Moody's Investors Service have described the outlook for the Company as stable. On February 7, 2005, Moody's Investors Services changed the ratings outlook for the Company to positive from stable. On February 17, 2005, Fitch Ratings assigned a rating of BBB to the Company's long-term debt and described the outlook for the Company as stable.

On March 11, 2002, the Company was downgraded by Moody's Investors Service as a result of its 2001 performance. Due to this downgrade, certain financial transactions became terminable at the option of the holders. These included: an outside investor's limited partnership interest which was recorded as minority interest totaling $200, financing for the Company's World Headquarters facility of $63, and securitized trade receivables of $25. During March 2002, the outside partner exercised its put right for its $200 partnership interest as described in *Note 15 – Minority Interest*. The termination of the minority interest obligation and payment of the associated early liquidation premium occurred in May 2002. The payment was funded through existing cash reserves as well as the Company's borrowing $75 against its then current syndicated revolving credit agreement, which was repaid in July 2002. In addition, under their original payment terms, outstanding debt related to the securitized trade receivables was paid in March 2002, and the World Headquarters facility was paid by the Company at maturity in December 2002.

In November 2002, the Company issued $150 of five-year 6.95% fixed-rate senior notes under a $500 Shelf Registration filed with the Securities and Exchange Commission in June 2002. Proceeds from the offering were used for general corporate purposes, including the refinancing of existing debt obligations. In August 2003, the Company issued $210 in concurrent offerings of notes and convertible notes. The first offering was a $50 public offering of five-year fixed-rate senior notes with a coupon rate of 5.90%, also issued under the $500 Shelf Registration ($300 of which remained available for issuance). The Company simultaneously executed an interest rate swap agreement effectively converting the $50 of fixed-rate notes to a variable rate. The effective cost of the notes, including both the impact of the interest rate swap and the settlement of a $50 cash flow hedge designated to hedge the benchmark interest rate in connection with the offering, was 6.09% and 5.75% at December 25, 2004 and December 27, 2003, respectively. The second offering was a $160 placement of variable-rate convertible senior notes due in 2023. The notes accrue interest at six-month LIBOR plus 0.5% with the rate reset on a semiannual basis in advance. The initial interest rate was 1.64%; the coupon rate as of December 25, 2004 was 2.49%. The notes will be convertible into shares of the Company's Common stock under certain conditions, such as when the closing sale price of the Company's Common stock is greater than 120% of the initial conversion price of $61.44 per share for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of a calendar quarter. The conversion price represented a 50% premium over the closing price of the Company's Common stock on the date the notes were offered. On October 30, 2003, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission in satisfaction of certain registration rights granted to the holders of the $160 convertible notes. The registration became effective on January 8, 2004. In connection with the sale of the convertible notes, the Company repurchased one million shares of its Common stock during August 2003 at an average price per share of $40.96. The Company used the remaining proceeds of the offerings primarily to refinance existing debt obligations.

In December 2004, the Company completed its offer to exchange up to $160 of the variable-rate convertible senior notes due in 2023 (Old Notes) for an equal amount of its 2004 Senior Convertible Securities due 2023 (New Securities). The terms of the New Securities are largely consistent with those of the Old Notes except that settlement upon conversion of the New Securities will be paid in cash up to the principal amount of the converted New Securities with any excess of the conversion value settled in shares of the Company's stock. An amount equal to $156 of the Old Notes, or 97% of the outstanding issue, was tendered in exchange for an equal amount of the New Securities.

In January 2003, the Company entered into a $400 syndicated revolving credit agreement. Under the terms of this agreement, the facility was reduced to $250 effective August 4, 2003 when the Company completed the issuance of $210 of notes and convertible notes. The facility included covenants that require the Company to maintain certain EBITDA to interest and debt ratios. In the event of violation of the covenants, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. There were no covenant violations during 2004 or 2003 and the Company does not anticipate that a violation of these covenants is likely to occur. The interest rate under the agreement is based on the Company's credit rating and, at the Company's option, LIBOR or the base rate of one of the lending banks. There were no outstanding borrowings under syndicated revolving credit agreements as of December 25, 2004 or December 27, 2003. In addition, a number of subsidiary companies outside the U.S. have credit facilities to meet their liquidity requirements. There were no outstanding borrowings under these non-U.S. credit facilities as of December 25, 2004 or December 27, 2003.

The Company believes its existing credit facilities, in conjunction with the financing activities mentioned above, provide adequate liquidity to meet obligations, fund capital expenditures and invest in potential growth opportunities.

Working Capital Working capital and the current ratio were $548 and 1.7, and $545 and 1.6, respectively, at year-end 2004 and 2003.

Dividends Dividends on Common stock, declared and payable quarterly, totaled $0.52 per share for the years ended 2004 and 2003 and $0.65 per share for the year ended 2002. Total cash dividends of $28, $28 and $42 were paid in 2004, 2003 and 2002, respectively. During April 2002, the Board of Directors approved a reduction in the quarterly dividend paid on shares of the Company's Common stock from $0.26 per share to $0.13 per share effective for the quarterly dividend payable July 1, 2002.

Return on Equity and Capital Return on average shareholders' equity was 12.5% in 2004, compared with 11.9% in 2003 and 7.4% in 2002. Return on invested capital was 9.1% in 2004, 8.5% in 2003 and 6.0% in 2002.

Off-Balance Sheet Arrangements

Prior to 2003, the Company had entered into two arrangements with Variable Interest Entities (VIEs) to engage in research, development and commercialization of certain technologies. The Company's interests in these entities qualified for the scope exception from the consolidation requirement of Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.*

The Company has a minority equity interest valued at $0 on its balance sheet, in a VIE that results from a strategic partnering arrangement entered into during 1999 that involves implant technology for treating retinal and other back-of-the-eye diseases. Under the original agreement, the Company remitted payments to the strategic partner for R&D activities and the achievement of certain milestones such as completion of clinical testing, NDA filings and FDA approvals. As described in *Note 7 – Related Party Transaction,* an anticipated delay of up to three years in U.S. regulatory filings for the *Retisert* drug delivery product for the diabetic macular edema indication was announced in May 2003. The Company indicated that this delay resulted in a reevaluation of its role in the ongoing development and approval process, and it had decided to conduct and supervise directly the day-to-day development and clinical activities. During the fourth quarter of 2003, the Company renegotiated its arrangement to formalize this change.

The other arrangement consists of an equity investment of $0.2 as of December 25, 2004 and December 27, 2003 recorded as an other long-term asset, in connection with a licensing agreement signed during 2002 to develop treatments for ocular infections. During the quarter ended June 28, 2003, the Company recorded an other-than-temporary impairment charge of $1.8 based on negative earnings and cash flow trends of the licensor, and inconclusive efforts by the licensor to secure interim financing. The licensing agreement and $4.0 of preferred stock were canceled in December 2003 in conjunction with the Company's decision to invest in and internally develop this ocular infection technology, which is in its early stages. As such, the Company is no longer required to remit payments to the licensor originally due upon the achievement of certain milestones.

As a result of the renegotiation and license cancellation described above, future payments to the VIEs for R&D activities and milestone achievements over the next five years are estimated to be immaterial.

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events. The Company believes the likelihood is remote that material payments will be required under theses contingencies, and that they do not pose potential risk to the Company's future liquidity, capital resources and results of operations. See *Note 17 – Commitments and Contingencies* for further descriptions and discussions regarding the Company's obligations.

Market Risk

The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates primarily through its use of derivatives. The Company does not use financial instruments for trading or other speculative purposes, nor does it use leveraged financial instruments.

The Company primarily uses forward foreign exchange contracts to hedge foreign currency transactions and equity investments in non-U.S. subsidiaries. For contracts outstanding at the end of 2004, foreign currencies purchased were primarily euros, British pounds, Hong Kong dollars and Swiss francs. Foreign currencies sold were primarily euros, British pounds, Japanese yen, Hong Kong dollars, Korean won and Swiss francs. With respect to 2003, foreign currencies purchased were primarily euros, British pounds, Swiss francs and Hong Kong dollars. Foreign currencies sold were primarily euros, Japanese yen, British pounds and Korean won. The magnitude and nature of the Company's hedging activities are explained further in *Note 12 – Financial Instruments.* A sensitivity analysis to measure the potential impact that a change in foreign currency exchange rates would have on the Company's net income indicates that, if the U.S. dollar strengthened against all foreign currencies by 10%, the Company would realize a loss of approximately $6 on forward foreign exchange contracts outstanding at year-end 2004. Similar analysis conducted at the end of 2003 indicated that, had the U.S. dollar then strengthened against all foreign currencies by 10%, the Company would have realized a loss of approximately $5 on forward foreign exchange contracts outstanding at year-end 2003. Such losses would be substantially offset by gains from the revaluation or settlement of the underlying positions hedged.

The Company may enter into interest rate swap, interest rate lock and cap agreements to effectively limit exposure to interest rate movements within the parameters of its interest rate hedging policy. For foreign currency-denominated borrowing and investing transactions, cross-currency interest rate swap contracts may be used, which, in addition to exchanging cash flows derived from interest rates, exchange currencies at both inception and termination of the contract. There were no cross-currency interest rate swap contracts outstanding at December 25, 2004 or December 27, 2003. A sensitivity analysis to measure the potential impact that a change in interest rates would have on the Company's net income indicates that a one-percentage point decrease in interest rates, which represents a greater than 10% change, would increase the Company's net financial expense by approximately $3 and $4 based on 2004 and 2003 year-end positions, respectively.

Counterparties to the financial instruments discussed above expose the Company to credit risks to the extent of non-performance. The credit ratings of the counterparties, which consist of a diversified group of major financial institutions, are regularly monitored and thus credit loss arising from counterparty non-performance is not anticipated.

Outlook

The Company projects revenue growth of six to seven percent in 2005. The Company's outlook uses a constant-currency measure that translates both revenue and expense plans for 2005 and actual results for 2004 at the same predetermined exchange rates. The actual exchange rates for 2005 may differ from these rates. If the actual exchange rates as of the end of 2004 were to remain in effect for 2005, the Company projects its reported 2005 sales growth would be about two percentage points higher than this projected constant-currency growth. The remainder of the Outlook is presented on a constant-currency basis.

Global contact lens revenues are expected to grow between 10 and 12 percent, benefiting from several product launches throughout the world, including the re-launch of *PureVision* SVS lens in the U.S. in the second quarter, the continued expansion of the *PureVision* Toric lens franchise and the introduction of two new lens products in Japan. Japanese regulatory approval was received for *Medalist II* lenses, the product known as *SofLens59* in other markets. The commercial launch of *Medalist II* lenses is expected in the second quarter. Japanese regulatory approval is also anticipated for a multifocal contact lens in 2005, with a launch later in the year. In the lens care category, the Company is projecting growth of between two and four percent, reflecting the continued roll-out of *ReNu* with *MoistureLoc* solution into additional markets and the launch of *ReNu MultiPlus* solution in Japan anticipated in the second quarter. *ReNu MultiPlus* will be the only multi-purpose solution in Japan that eliminates the need for a separate weekly enzyme treatment to remove protein deposits. The Company expects the launch of *ReNu MultiPlus* solution to help increase its overall share position in the multi-purpose segment of the Japanese lens care market. In pharmaceuticals, the Company projects revenues to grow between seven and nine percent. The projections include estimates for *Zylet* ophthalmic suspension and for expansion of *Lotemax* ophthalmic eye drop in Europe. They also assume further expansion for nutritional products, including launches for *Ocuvite* with lutein and *Ocuvite PreserVision* in Japan, the world's second largest ophthalmic pharmaceuticals market. The Company anticipates receiving the FDA's response to the NDA application made for the *Retisert* implant for posterior segment uveitis in the spring of 2005 and is targeting a commercial launch of the product in the second half of the year. An estimate for *Retisert* implant revenues has also been included in the Company's 2005 guidance. Revenues from the cataract and vitreoretinal category are expected to grow between five and seven percent. Potential growth drivers include the introduction of an advanced optics version of the *Akreos* IOL outside the U.S., a new easy load inserter for *SofPort* IOLs and upgrades to the twenty-five-gauge vitrectomy system. Benefits should also come from the continued rollout of *SofPort AO* IOLs and enhancements to the *Millennium* microsurgical platform, including the Advanced Flow System module and Custom Control software introduced in the fall of 2004. Lastly, the Company anticipates revenues in the refractive category to grow between three and five percent with the worldwide launch of its new microkeratome with extra precision blades planned for 2005, as well as the introduction of the *Technolas z100* laser in the U.S.

Gross margins for 2005 are expected to improve as a percent of sales, as higher margin new products are introduced and benefits from ongoing cost savings initiatives continue to be realized. Selling, administrative and general expenses are expected to decline as a percentage of sales. R&D spending is expected to again exceed the rate of sales growth in 2005. The above factors should lead to continued improvement in operating margins.

Net financing expense of between $30 and $32 is projected for 2005. The effective tax rate is expected to decrease from 33.5% to 33.0%, excluding the impact of any cash repatriation under the American Jobs Creation Act (see the discussion on the American Jobs Creation Act in *Note 9 – Provision for Income Taxes).*

As a result, the Company expects to generate earnings per share of approximately $3.40. This guidance does not include the impact of repatriating any offshore cash or from the implementation of new FASB rules about stock option expensing (see discussion on SFAS No. 123 (revised 2004), *Share-Based Payment* in *Other Matters; New Accounting Guidance).* First-quarter and first-half sales growth rates are expected to be lower than the full-year average, since several product introductions are expected to occur in the second and third quarters of 2005. Earnings per share growth is expected to be at or above the full-year average in the first, third and fourth quarters. Second-quarter earnings per share growth is projected at approximately 10%, reflecting the timing of expenses associated with new product launches.

Lastly, the Company expects to generate cash flow from operating activities of approximately $270 (excluding the impact of reporting excess tax benefits as financing cash flows as required by SFAS No. 123(R)) as compared to $281 in 2004. Capital expenditures are projected to be approximately $120, essentially flat with 2004.

Critical Accounting Policies

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates and assumptions.

The Company believes that the critical accounting policies discussed below involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset, liability, revenue and expense amounts. The impact and any risks related to these policies on its business operations are discussed below. Senior management has discussed the development and selection of the critical accounting estimates and the related disclosure included herein with the Audit Committee of the Company's Board of Directors.

Revenue Recognition The Company recognizes revenue when it is realized or realizable and earned, based on terms of sale with the customer, generally upon product shipment, product delivery or customer acceptance. During the normal course of business, the Company may offer terms, including extended credit terms, and arrangements that vary by product category, owing to the differing nature of the customers, channels and products across the categories and commercial business segments. The Company believes its revenue recognition policies are appropriate in all circumstances, and that its policies are reflective of complexities arising from customer arrangements. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, such as supplies, the Company allocates to and recognizes revenue from the various elements based on verifiable objective evidence of fair value. Revisions to these determinants of fair value would affect the timing of revenue allocated to the various elements in the arrangement and would impact the results of operations of the Company. The Company records estimated reductions to revenue for customer incentive programs offered including cash discounts, promotional and advertising allowances, volume discounts, contractual pricing allowances, rebates and specifically established customer product return programs. If market conditions were to change, the Company may take actions to expand these customer offerings, which may result in incremental reductions to revenue. See *Note 1 – Accounting Policies* for a further discussion of the Company's revenue recognition policy. Reductions to revenues represented approximately 10%, 9% and 11% of gross customer sales in 2004, 2003 and 2002, respectively.

Provisions for Uncollectible Trade Receivables The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. If the financial condition of customers were to deteriorate, thereby resulting in an inability to make payments, additional allowances could be required. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon customer payment history and current creditworthiness, as determined by the Company's review of its customers' current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. The Company recorded $4, $3 and $6 in provisions to the Statements of Income for doubtful accounts in 2004, 2003 and 2002, respectively. The Company considers all available information in its quarterly assessments of the adequacy of the reserves for uncollectible accounts. If the provision for uncollectible trade receivables were to change by one percentage point of the Company's gross trade receivables, operating income is estimated to increase or decrease by less than $6.

Inventory Allowances The Company provides estimated inventory allowances for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. These reserves are based on current assessments about future demands, market conditions and related management initiatives. If market conditions and actual demands are less favorable than those projected by management, additional inventory write-downs may be required. The Company values its inventory at the lower of cost or net realizable market values. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on estimated forecasts of product demand and production requirements for the next twelve months. Several factors may influence the realizability of its inventories, including decisions to exit a product line, technological change and new product development. These factors could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, estimates of future product demand may prove to be inaccurate, in which case the provision required for excess and obsolete inventory may be understated or overstated. If in the future, the Company determined that its inventory was overvalued, it would be required to recognize such costs in cost of sales at the time of such determination. Likewise, if the Company determined that its inventory was undervalued, cost of sales in previous periods could have been overstated and the Company would be required to recognize such additional operating income at the time of sale. While such inventory losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same loss rates that it has in the past. Therefore, although the Company makes every effort to ensure the accuracy of forecasts of future product demand, including the impact of planned future product launches, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and its reported operating results. The Company recorded $18, $11 and $17 in provisions to the Statements of Income for excess, slow moving and obsolete inventory in 2004, 2003 and 2002, respectively. At this time, management does not believe that anticipated product launches would have a material effect on the recovery of the Company's existing net inventory balances. If the inventory allowance were to change by one percentage point of the Company's gross inventory, operating income is estimated to increase or decrease by less than $3.

Fair Value of Assets The Company assesses the carrying value of its identifiable intangible assets, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable, or at least annually in the case of goodwill. Certain factors which may occur and indicate that an impairment exists include, but are not limited to the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the Company's use of the underlying assets; and significant adverse industry or market economic trends. In the event that the carrying value of assets is determined to be unrecoverable, the Company would estimate the fair value of the assets or reporting unit and record an impairment charge for the excess of the carrying value over the fair value. The estimate of fair value requires management to make a number of assumptions and projections, which could include, but would not be limited to, future revenues, earnings and the probability of certain outcomes and scenarios. The Company's policy is consistent with current accounting guidance as prescribed by SFAS No. 142, *Goodwill and Intangible Assets* and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* See *Note 1 – Accounting Policies* for a further discussion of SFAS No. 142 and SFAS No. 144. The Company also assesses the fair value of identifiable intangible assets, long-lived assets, goodwill and purchased in-process research and development at the inception of an acquisition.

Restructuring Actions The Company had no open restructuring programs as of December 25, 2004. Prior to 2003, the Company had engaged in several significant restructuring actions, which required the development of formalized plans as they relate to exit activities based on guidance provided by the Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* These plans required the Company to utilize estimates related to severance and other employee separation costs, lease cancellations and other exit costs. Given the significance and the timing of the execution of such actions, this process was complex and involved periodic reassessments of estimates calculated at the time the original decisions were made. The Company's policies for future restructuring actions, based on guidance provided by SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which replaced EITF Issue No. 94-3, require recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Therefore, if employees are not required to render service until they are terminated in order to receive the termination benefits, a liability for the termination benefits would be recognized and measured at its fair value at the communication date. Conversely, if employees are required to render service until they are terminated in order to receive the termination benefits, a liability for the termination benefits would be measured initially at the communication date based on the fair value of the liability as of the termination date. The Company would recognize the liability ratably over the future service period.

Deferred Tax Assets and Reserves The Company evaluates the recoverability of its deferred tax assets on an ongoing basis. This evaluation includes assessing the available positive and negative evidence surrounding this recoverability and estimating a valuation allowance. In determining the valuation allowance, the Company has considered future taxable income and the feasibility of tax planning initiatives. Should the Company determine that it is more likely than not it will realize certain of its deferred tax assets in the future, an adjustment would be required to reduce the existing valuation allowance and increase income. Alternatively, if the Company determined that it would not be able to realize its recorded net deferred tax asset, an adjustment to increase the valuation allowance would be charged to the results of operations in the period such conclusion was made. Net increases to the valuation allowance were $6, $1 and $2 in 2004, 2003 and 2002, respectively.

In the normal course of business, the Company is regularly audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the Company's tax positions comply with applicable tax law and intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for uncertain tax positions, and management believes these reserves are adequate. The Company's effective tax rate in a given financial statement period could be impacted if the Company prevailed in matters for which reserves have been established, or was required to pay amounts in excess of established reserves.

Employee Benefits The Company's benefit plans consist of defined benefit pension plans, defined contribution plans and a participatory defined benefit postretirement plan. The fair value of plan assets in the Company's U.S. defined benefit pension plan comprises 72% of the fair value of all Company defined benefit pension plan assets. The assets, liabilities and related expense of these plans are determined on an actuarial basis and are affected by the estimated market-related value of plan assets, estimates of the expected return on plan assets, discount rates, rates of increase of health care costs, rates of future compensation increases and other assumptions inherent in these valuations. The Company's actuarial consultants also use subjective factors such as withdrawal and mortality rates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. The Company annually reviews the assumptions underlying the actuarial calculations and makes changes to these assumptions as necessary. The following is a discussion of the most significant estimates and assumptions used in connection with the Company's U.S. employee benefit plans.

The expected return on plan assets for the Company's U.S. defined benefit pension plan for 2004 was 9%. This rate reflects the average rate of earnings expected on the funds invested to provide for the benefits included in the projected benefit obligation. This rate considers the actual performance of plan assets over the last 10 years and the investment policy of the Company to invest plan assets in both equity and fixed income (debt) securities to certain targeted levels. A one-percentage point change in the expected return on plan assets would result in an increase or decrease in employee benefit costs of approximately $2.

The discount rate used for the Company's U.S. defined benefit pension plan for 2004 was 6%. The discount rate reflects the rate at which employee benefits could be effectively settled and is developed in coordination with the Company's actuaries. If the discount rate were to decrease by 1% for the U.S. pension plans, the plan liabilities would increase by approximately $26 and the expense would increase by approximately $2.

Assuming a constant employee base, the most important estimate associated with the Company's postretirement plan is the assumed health care cost trend rate. A one-percentage point change in this estimate would increase or decrease the benefit obligation by approximately $8 and the expense would increase or decrease by approximately $1.

Based on the Company's U.S. defined benefit pension plan's current assets and liabilities and using the current statutory minimum funding requirements and interest rates, no contributions would be required until 2009, when the minimum required contribution would be $4. Any changes to the assumptions described above or statutory changes including the current IRS methodology would have a significant impact on this estimate.

Derivative Financial Instruments and Hedging Activity The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates primarily through its use of derivatives. The Company enters into financial derivative instruments only for the purpose of minimizing those risks and thereby reducing volatility in income. Derivative instruments utilized as part of the Company's risk management strategy may include interest rate swaps, locks and caps, and forward foreign exchange contracts and options. All derivatives are recognized on the balance sheet at fair value. The Company establishes the fair value of its derivatives using quoted market prices, which is the preferred method of establishing fair value as prescribed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The Company uses the quoted market price of an instrument with similar characteristics if none exists for its derivative. Additionally, the Company may also use prescribed valuation techniques such as discounted future cash flows, option pricing models or matrix pricing models to establish fair value in the event quoted market prices of the derivative or of an instrument with similar characteristics are not available. The fair value (also the carrying value) of foreign exchange instruments and interest rate instruments were a net receivable of $2 and a net payable of less than $1, respectively, as of December 25, 2004 and net receivables of $1 and $1, respectively, at December 27, 2003. The Company does not employ leveraged derivative instruments, nor does it enter into derivative instruments for trading or speculative purposes. In using derivative instruments, the Company is exposed to credit risk. The Company's derivative instrument counterparties are high quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty risk by requiring specific minimum credit standards, diversification of counterparties, and by regularly monitoring credit ratings of its counterparties.

Other Matters

Environment The Company believes it is in compliance in all material respects with applicable environmental laws and regulations. The Company is presently involved in remedial and investigatory activities at certain locations in which the Company has been named a responsible party. At all such locations, the Company believes such efforts will not have a material adverse effect on its results of operations or financial position.

New Accounting Guidance In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (FSP FAS 106-2). This FSP supersedes FSP FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP FAS 106-2 provides final accounting guidance related to the Act for employers that sponsor retiree health care plans which provide prescription drug benefits, and also requires certain disclosures. The FSP requires companies to record any expected amount of subsidy under the Act as an actuarial gain to be amortized into income over the average working life of the Company's employees. The Company believes (based upon currently available regulatory guidance) that parts of its postretirement health care plan are actuarially equivalent to Medicare Part D. The Company adopted the provisions of FSP FAS 106-2 as of July 1, 2004. The reduction in the accumulated postretirement benefit obligation as of the date of adoption was $12.6. The effect of the subsidy on the measurement of net periodic benefit cost was a reduction of $0.8 which includes a $0.2 reduction in service cost, a $0.4 reduction in interest cost and a $0.2 reduction in amortization of net loss.

In September 2004, the EITF reached a final consensus on Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share,* addressing when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share (EPS). According to the final consensus, these securities should be treated as convertible securities and included in dilutive EPS calculations (if dilutive) regardless of whether the market price trigger has been met. The EITF agreed that the final consensus is effective for all periods ending after December 15, 2004 and is applied by retroactively restating previously reported EPS. See *Note 2 – Earnings Per Share* for a discussion of the Company's application of Issue 04-8.

In December 2004, the FASB issued its standard on accounting for share-based payments, SFAS No. 123 (revised 2004), *Share-Based Payment* requiring companies to recognize compensation cost relating to share-based payment transactions in the financial statements. SFAS No. 123(R) requires the measurement of compensation cost to be based on the fair value of the equity or liability instruments issued. Public companies will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation,* and supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The Company is currently assessing the impact of SFAS No. 123(R) and considering the valuation models available. The Company expects to adopt SFAS No. 123(R) in its interim period ending September 24, 2005.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. The bill creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous of the bill's provisions. The Company is currently evaluating the effect of this new tax legislation on its financial position. See *Note 9 – Provision for Income Taxes,* for further discussion.

The FASB also recently issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,* that became effective in fiscal year 2004 and which replaced FASB Interpretation No. 46, *Consolidation of Variable Interest Entities.* The adoption of this Interpretation did not have an impact on the Company's financial position.

Information Concerning Forward-Looking Statements Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. When used in this discussion, the words "anticipate", "appears", "foresee", "should", "expect", "estimate", "project", "will", "are likely" and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this report under the headings *Executive Overview* and *Outlook* and elsewhere are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve predictions of future Company performance, and are thus dependent on a number of factors, which may affect the Company's performance. In many cases, specific factors that may impact performance materially have been identified in connection with specific forward-looking statements. Additional risks and uncertainties include, without limitation, general global and local economic, political and sociological conditions including, without limitation, periods of localized disease outbreak and the effect on economic, commercial, social and political systems caused by natural disasters (such as, without limitation, earthquakes, hurricanes/typhoons, tornadoes and tsunamis), changes in such conditions, the impact of competition, seasonality and general economic conditions in the global lens and lens care, ophthalmic cataract and refractive and pharmaceutical markets where the Company's businesses compete, effects of war or terrorism, changing currency exchange rates, the general political climate existing between and within countries throughout the world, events affecting the ability of the Company to timely deliver its products to customers, including those which affect the Company's carriers' ability to perform delivery services, changing trends in practitioner and consumer preferences and tastes, changes in technology, medical developments relating to the use of the Company's products, legal proceedings initiated by or against the Company, including those related to patents and other intellectual property in the U.S. and throughout the world, the impact of Company performance on its financing costs, enactment of new legislation or regulations or changes in application or interpretation of existing legislation or regulations that affect the Company, changes in government regulation of the Company's products and operations, changes in governmental laws and regulations relating to the import and export of products, government pricing changes and initiatives with respect to healthcare products in the U.S. and throughout the world, changes in private and regulatory schemes providing for the reimbursement of patient medical expenses, changes in the Company's credit ratings, or the cost of access to sources of liquidity, the Company's ability to maintain positive relationships with third-party financing resources, the financial well-being and commercial success of key customers, development partners and suppliers, changes in the availability of and other aspects surrounding the supply of raw materials used in the manufacture of the Company's products, changes in tax rates or policies or in rates of inflation, changes in accounting principles and the application of such principles to the Company, the performance by third parties upon whom the Company relies for the provision of goods or services, the ability of the Company to successfully execute marketing strategies, the ability of the Company to secure and maintain intellectual property protections, including patent rights, with respect to key technologies in the U.S. and throughout the world, the ability of the Company to secure and maintain copyright protections relative to its customer-valued names, trademarks, trade names and other designations in the U.S. and throughout the world, difficulties or delays in the development, laboratory and clinical testing, regulatory approval, manufacturing, release or marketing of products, the successful completion and integration of acquisitions by the Company, the successful relocation of certain manufacturing processes, the continued successful implementation of efforts in managing and reducing costs and expenses, the continued successful execution of the Company's profitability improvement plans, the Company's success in the process of management testing, including the evaluation of results, and auditor attestation of internal controls, as required under the Sarbanes-Oxley Act of 2002, the Company's success in introducing and implementing its enterprise-wide information technology initiatives, including the corresponding impact on internal controls and reporting, the effect of changes within the Company's organization, including the selection and development of the Company's management team and such other factors as are described in greater detail in the Company's filings with the Securities and Exchange Commission, including, without limitation, Exhibit 99-a to this 2004 Annual Report on Form 10-K and the Current Report on Form 8-K dated June 14, 2002.

Statements of Income

For the Years Ended December 25, 2004, December 27, 2003 and December 28, 2002
Dollar Amounts in Millions - Except Per Share Data

	2004	2003	2002
Net Sales	**$ 2,232.3**	$ 2,019.5	$ 1,816.7
Costs and Expenses			
Cost of products sold	**934.9**	858.0	797.1
Selling, administrative and general	**855.3**	782.3	692.5
Research and development	**162.5**	149.9	128.4
Restructuring (reversal) charges and asset write-offs	**-**	(6.3)	49.0
	1,952.7	1,783.9	1,667.0
Operating Income	**279.6**	235.6	149.7
Other (Income) Expense			
Interest and investment income	**(13.8)**	(15.7)	(44.9)
Interest expense	**48.4**	54.2	53.9
Foreign currency, net	**(1.8)**	0.1	3.7
	32.8	38.6	12.7
Income before Income Taxes and Minority Interest	**246.8**	197.0	137.0
Provision for income taxes	**82.7**	67.0	47.2
Minority interest in subsidiaries	**4.5**	3.6	17.3
Income before Cumulative Effect of Change in Accounting Principle	**159.6**	126.4	72.5
Cumulative Effect of Change in Accounting Principle, Net of Taxes	**-**	(0.9)	-
Net Income	**$ 159.6**	$ 125.5	$ 72.5
Basic Earnings (Loss) Per Share:			
Before Cumulative Effect of Change in Accounting Principle	**$ 3.03**	$ 2.39	$ 1.35
Cumulative Effect of Change in Accounting Principle	**-**	(0.02)	-
	$ 3.03	$ 2.37	$ 1.35
Average Shares Outstanding - Basic (000s)	**52,670**	53,019	53,832
Diluted Earnings (Loss) Per Share:			
Before Cumulative Effect of Change in Accounting Principle	**$ 2.93**	$ 2.36	$ 1.34
Cumulative Effect of Change in Accounting Principle	**-**	(0.02)	-
	$ 2.93	$ 2.34	$ 1.34
Average Shares Outstanding - Diluted (000s)	**54,504**	53,519	53,997

See Notes to Financial Statements

Balance Sheets

December 25, 2004 and December 27, 2003
Dollar Amounts in Millions – Except Per Share Data

	2004	2003
Assets		
Cash and cash equivalents	**$ 501.8**	$ 562.6
Trade receivables, less allowances of $22.9 and $21.3, respectively	**511.4**	476.3
Inventories, net	**204.4**	207.3
Other current assets	**95.7**	110.7
Deferred income taxes	**67.2**	64.5
Total Current Assets	**1,380.5**	1,421.4
Property, Plant and Equipment, net	**580.9**	548.1
Goodwill	**736.3**	709.1
Other Intangibles, net	**204.3**	220.5
Other Long-Term Assets	**108.7**	100.3
Deferred Income Taxes	**11.4**	7.0
Total Assets	**$ 3,022.1**	$ 3,006.4
Liabilities and Shareholders' Equity		
Current portion of long-term debt	**$ 100.8**	$ 195.0
Accounts payable	**93.6**	102.7
Accrued compensation	**149.1**	115.7
Accrued liabilities	**390.8**	353.0
Federal, state and foreign income taxes payable	**97.8**	106.9
Deferred income taxes	**0.4**	3.1
Total Current Liabilities	**832.5**	876.4
Long-Term Debt, less current portion	**543.3**	652.0
Other Long-Term Liabilities	**130.3**	147.7
Deferred Income Taxes	**73.6**	111.4
Minority Interest	**15.5**	15.5
Total Liabilities	**1,595.2**	1,803.0
Common Stock, par value $0.40 per share, 200 million shares authorized, 60,340,522 shares issued (60,296,222 shares in 2003)	**24.1**	24.1
Class B Stock, par value $0.08 per share, 15 million shares authorized, 443,584 shares issued (580,656 shares in 2003)	**-**	-
Capital in Excess of Par Value	**103.8**	103.9
Common and Class B Stock in Treasury, at cost, 7,544,976 shares (8,257,530 shares in 2003)	**(397.8)**	(416.2)
Retained Earnings	**1,528.9**	1,396.9
Accumulated Other Comprehensive Income	**173.8**	102.8
Other Shareholders' Equity	**(5.9)**	(8.1)
Total Shareholders' Equity	**1,426.9**	1,203.4
Total Liabilities and Shareholders' Equity	**$ 3,022.1**	$ 3,006.4

See Notes to Financial Statements

Statements of Cash Flows

For the Years Ended December 25, 2004, December 27, 2003 and December 28, 2002
Dollar Amounts in Millions

	2004	2003	2002
Cash Flows from Operating Activities			
Net Income	**$ 159.6**	$ 125.5	$ 72.5
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation	**100.3**	99.3	105.2
Amortization	**24.9**	25.6	24.9
Restructuring (reversal) charges and asset write-offs	**-**	(6.3)	49.0
Deferred income taxes	**(51.4)**	(26.4)	(59.5)
Stock compensation expense	**7.1**	7.1	7.3
Tax benefits associated with exercise of stock options	**16.1**	-	-
Gain from sale of investments available-for-sale	**(0.3)**	-	(18.1)
Loss on retirement of fixed assets	**11.0**	2.3	3.0
Changes in Assets and Liabilities			
Trade receivables	**(17.9)**	(14.3)	(27.1)
Inventories	**12.8**	18.0	57.1
Other current assets	**16.6**	10.6	12.0
Other long-term assets, including equipment on operating lease	**(20.1)**	(11.9)	23.4
Accounts payable and accrued liabilities	**58.7**	(12.0)	(31.9)
Income taxes payable	**(9.0)**	22.1	14.2
Other long-term liabilities	**(27.9)**	8.6	4.6
Net Cash Provided by Operating Activities	**280.5**	248.2	236.6
Cash Flows from Investing Activities			
Capital expenditures	**(118.9)**	(91.5)	(91.9)
Net cash paid for acquisition of businesses and other intangibles	**(2.1)**	(6.4)	(7.1)
Sale price adjustment related to disposal of discontinued operations	**-**	-	(23.0)
Cash received from sale of investments available-for-sale	**0.6**	-	37.4
Other	**(1.2)**	3.8	(2.3)
Net Cash Used in Investing Activities	**(121.6)**	(94.1)	(86.9)
Cash Flows from Financing Activities			
Termination of investor's interest in partnership	**-**	-	(200.0)
Repurchases of Common and Class B shares	**(79.0)**	(72.0)	(0.8)
Exercise of stock options	**77.8**	12.1	2.4
Net repayments of notes payable	**-**	(1.4)	(32.1)
Repayment of long-term debt	**(196.6)**	(200.7)	(183.1)
Proceeds from issuance of debt	**0.1**	210.1	225.0
Payment of dividends	**(27.6)**	(27.7)	(41.8)
Net Cash Used in Financing Activities	**(225.3)**	(79.6)	(230.4)
Effect of exchange rate changes on cash and cash equivalents	**5.6**	23.0	11.4
Net Change in Cash and Cash Equivalents	**(60.8)**	97.5	(69.3)
Cash and Cash Equivalents, Beginning of Year	**562.6**	465.1	534.4
Cash and Cash Equivalents, End of Year	**$ 501.8**	$ 562.6	$ 465.1
Supplemental Cash Flow Disclosures			
Cash paid for interest	**$ 48.3**	$ 57.4	$ 52.7
Net cash payments for income taxes	**115.2**	58.2	21.9

See Notes to Financial Statements

Statements of Changes in Shareholders' Equity

For the Years Ended December 25, 2004, December 27, 2003 and December 28, 2002
Dollar Amounts in Millions

	Total	Common and Class B Stock [1,2]	Capital in Excess of Par	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Other Shareholders' Equity
Balance at December 29, 2001	$ 975.0	$ 24.1	$ 95.6	$ (364.0)	$ 1,261.4	$ (36.0)	$ (6.1)
Components of Comprehensive Income:							
Net income	72.5	-	-	-	72.5	-	-
Currency translation adjustments	56.9	-	-	-	-	56.9	-
Net loss on cash flow hedges	(11.5)	-	-	-	-	(11.5)	-
Reclassification adjustment into net income for net loss on cash flow hedges	3.6	-	-	-	-	3.6	-
Unrealized holding loss [3]	(2.8)	-	-	-	-	(2.8)	-
Reclassification adjustment for net gains realized in net income [4]	(18.1)	-	-	-	-	(18.1)	-
Minimum additional pension liability	(30.6)	-	-	-	-	(30.6)	-
Total comprehensive income	70.0						
Net change in shares under employee plans (232,932 shares)	0.6	-	6.6	-	-	-	(6.0)
Treasury shares issued under employee plans (127,284 shares)	4.3	-	-	4.3	-	-	-
Treasury shares repurchased (4,662 shares)	(0.1)	-	-	(0.1)	-	-	-
Amortization of unearned compensation	3.0	-	-	-	-	-	3.0
Dividends [5]	(35.0)	-	-	-	(35.0)	-	-
Balance at December 28, 2002	$ 1,017.8	$ 24.1	$ 102.2	$ (359.8)	$ 1,298.9	$ (38.5)	$ (9.1)
Components of Comprehensive Income:							
Net income	125.5	-	-	-	125.5	-	-
Currency translation adjustments	141.9	-	-	-	-	141.9	-
Reclassification adjustment from currency translation adjustments into net income for liquidations of non-U.S. subsidiaries	(6.8)	-	-	-	-	(6.8)	-
Net loss on cash flow hedges	(0.2)	-	-	-	-	(0.2)	-
Reclassification adjustment into net income for net loss on cash flow hedges	1.7	-	-	-	-	1.7	-
Minimum additional pension liability	4.7	-	-	-	-	4.7	-
Total comprehensive income	266.8						
Net change in shares under employee plans (149,108 shares)	(2.1)	-	1.7	-	-	-	(3.8)
Treasury shares issued under employee plans (460,056 shares)	15.6	-	-	15.6	-	-	-
Treasury shares repurchased (1,758,796 shares)	(72.0)	-	-	(72.0)	-	-	-
Amortization of unearned compensation	4.8	-	-	-	-	-	4.8
Dividends [5]	(27.5)	-	-	-	(27.5)	-	-
Balance at December 27, 2003	**$ 1,203.4**	**$ 24.1**	**$ 103.9**	**$ (416.2)**	**$ 1,396.9**	**$ 102.8**	**$ (8.1)**
Components of Comprehensive Income:							
Net income	**159.6**	-	-	-	**159.6**	-	-
Currency translation adjustments	**70.7**	-	-	-	-	**70.7**	-
Reclassification adjustment into net income for net loss on cash flow hedges	**1.9**	-	-	-	-	**1.9**	-
Minimum additional pension liability	**(1.6)**	-	-	-	-	**(1.6)**	-
Total comprehensive income [6]	**230.6**						
Net change in shares under employee plans (137,072 shares)	**(2.3)**	-	**(0.1)**	-	-	-	**(2.2)**
Treasury shares issued under employee plans (1,986,353 shares)	**97.6**	-	-	**97.6**	-	-	-
Treasury shares repurchased (1,293,625 shares)	**(79.2)**	-	-	**(79.2)**	-	-	-
Amortization of unearned compensation	**4.4**	-	-	-	-	-	**4.4**
Dividends [5]	**(27.6)**	-	-	-	**(27.6)**	-	-
Balance at December 25, 2004	**$ 1,426.9**	**$ 24.1**	**$ 103.8**	**$ (397.8)**	**$ 1,528.9**	**$ 173.8** [7]	**$ (5.9)**

1 There are also 10 thousand shares of $100 par value 4% cumulative preferred stock authorized, none of which has been issued.
2 There are also 25 million shares of $1 par value Class A preferred stock authorized, none of which has been issued.
3 Unrealized holding loss/gain relates to an available-for-sale equity security recorded at market value.
4 Shares of Charles River Laboratories sold during the first quarter of 2002 resulted in realized gains as discussed in *Note 8 – Other Short- and Long-Term Investments.*
5 Cash dividends of $0.65 per share were declared on Common and Class B stock in 2002 and $0.52 in 2003 and 2004.
6 Total comprehensive income for the year ended December 25, 2004 is reported net of related tax effects. Amounts of income tax benefit (expense) for the components of other comprehensive income are as follows: reclassification adjustment for net loss on cash flow hedges, $(1.1) and minimum additional pension liability, $0.8.
7 Accumulated other comprehensive income is $173.8 at December 25, 2004 and includes the following accumulated income (loss) amounts: currency translation adjustment, $222.6; net loss on cash flow hedges, $(6.4); and minimum additional pension liability, $(42.4).

See Notes to Financial Statements

Dollar Amounts in Millions – Except Per Share Data

Note 1. Accounting Policies

Principles of Consolidation The financial statements include all majority-owned U.S. and non-U.S. subsidiaries. Intercompany accounts, transactions and profits are eliminated. The fiscal year is the 52- or 53-week period ending the last Saturday in December.

Segment Reporting In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosures about Segments of an Enterprise and Related Information,* the Company reports its results consistent with the manner in which financial information is viewed by management for decision-making purposes.

The Company's management structure is organized on a regional basis for commercial operations. The research and development and product supply functions of the Company are managed on a global basis. The Company's business segments are comprised of the Americas region; the Europe, Middle East and Africa region (Europe); the Asia region; the Research, Development & Engineering organization and the Global Supply Chain organization.

Use of Estimates The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. For example, estimates are used in determining valuation allowances for uncollectible trade receivables, obsolete inventory, deferred income taxes and in valuing purchased intangible assets. Actual results could differ from those estimates.

Cash Equivalents Cash equivalents include time deposits and highly liquid investments which mature in three months or less.

Inventories Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company provides estimated inventory allowances for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

Property, Plant and Equipment Property, plant and equipment, including improvements that significantly add to productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed as incurred. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 30 to 40 years; machinery and equipment, two to ten years; and leasehold improvements, the shorter of the estimated useful life or the lease periods. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company assesses all long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Interest cost capitalization associated with various projects commences with the first expenditure for the project and continues until the project is substantially complete and ready for its intended use.

Goodwill and Other Intangibles The Company's policy is consistent with current accounting guidance as prescribed by SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Intangible Assets.* As described in *Note 5 – Accounting for Goodwill and Intangibles,* the Company completed its annual impairment test on each of its reporting units during the fourth quarters of 2004 and 2003 and determined that goodwill was not impaired. Fair value was determined using the same methodology employed during the initial application of SFAS No. 142. The Company will perform interim impairment tests of goodwill if an event occurs or circumstances change that would more likely than not reduce the fair value of any of its reporting units below its carrying amount.

Revenue Recognition and Related Provisions and Allowances The Company markets products in five product categories: contact lens, lens care, pharmaceuticals, cataract and vitreoretinal, and refractive. The Company recognizes revenue for each of these product categories in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition, corrected copy* (SAB 104) when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to its customers is fixed or determinable, and collectibility is reasonably assured. Within each product category the Company has established programs that, under specified conditions, allow customers to return products and, in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists,* records liabilities for estimated returns and allowances at the time revenue is recognized. The Company's liability for estimated returns considers the various terms and arrangements offered, including sales with extended credit terms. Also within each product category the Company has established certain customer incentive programs such as: cash discounts, promotional and advertising allowances, volume discounts, contractual pricing allowances, and rebates and coupons. The Company records an estimated reduction to revenue for these programs in accordance with Emerging Issues Task Force 01-9, *Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products* (EITF 01-9). The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Amounts billed to customers in sale transactions related to shipping and handling are classified as revenue in accordance with Emerging Issues Task Force (EITF) 00-10, *Accounting for Shipping and Handling Fees and Costs*. The Company does offer some sales programs that are unique to a product category. These are discussed below.

Lens and Lens Care – The contact lens category includes traditional, planned replacement, daily disposable, multifocal, continuous wear and toric soft lenses and rigid gas permeable lenses and materials. These products are marketed to licensed eye care professionals, health product retailers and distributors. The lens care category includes multi-purpose solutions, enzyme cleaners and saline solutions. These products are marketed to licensed eye care professionals, health product retailers, independent pharmacies, drug stores, food stores, mass merchandisers and distributors. The Company offers co-operative advertising programs within the contact lens and lens care categories. These programs are made available to large retailers and mass merchandisers that provide frequent advertising to their customers. The Company also offers manufacturer's coupons and mail-in rebates predominately within the lens care category to end consumers. These programs are recorded as a reduction in revenue at the time the program is offered in accordance with EITF 01-9 as the fair value of the benefit cannot be reasonably estimated or, in the case of coupons and rebates, the Company does not receive a separable identifiable benefit.

Pharmaceuticals – The pharmaceuticals category includes generic and proprietary prescription ophthalmic drugs, ocular vitamins, over-the-counter medications, and vision accessories. These products are marketed through the Company's sales force and distributed primarily through wholesalers, with additional sales to independent pharmacies, drug stores, food stores, mass merchandisers, hospitals and distributors. The Company enters into contractual pricing agreements with indirect customers that result in rebates to wholesalers and price protection allowances to certain customers. These rebates and allowances are recorded as a reduction in revenue in accordance with EITF 01-9 as the Company does not receive a separable identifiable benefit.

Cataract and Vitreoretinal, and Refractive – The cataract and vitreoretinal category includes intraocular lenses (IOLs), phacoemulsification equipment and related disposable products, and viscoelastics and other products used in cataract and vitreoretinal surgery. The refractive category includes lasers, microkeratomes, diagnostic equipment and other products used in refractive surgery. These products are marketed to ophthalmic surgeons, hospitals, ambulatory surgery centers or vision centers, and distributors. In these product categories the Company will market disposable and consumable products either individually or in combination with equipment. If sold in combination with equipment, the Company allocates revenue to the separate revenue elements in accordance with EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. Revenues from equipment sales are recorded either at the time risk of loss passes to the customer or, in the case of lasers, upon installation for outright sales and sales-type leasing arrangements, or over the lease term for operating leases in accordance with SAB 104 and SFAS No. 13, *Accounting for Leases*. The Company offers 12 month warranties on equipment and records a reserve at the time of sale for the cost associated with the warranty in accordance with SFAS No. 5, *Accounting for Contingencies*. Also in the cataract and vitreoretinal product category the Company offers IOLs to surgeons on a consignment basis. In accordance with SAB 104 the Company recognizes revenue for consignment inventory when the IOL is implanted during surgery and not upon shipment to the surgeon.

Advertising Expense External costs incurred in producing media advertising are expensed the first time the advertising takes place. At December 25, 2004 and December 27, 2003, $2.2 and $3.0 of deferred advertising costs, respectively, were reported as other current assets representing primarily production and design costs for advertising to be run in the subsequent fiscal year. Advertising expenses of $205.7, $186.3 and $165.6 were included in selling, administrative and general expenses for 2004, 2003 and 2002, respectively.

Research and Development Costs Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed. Where certain milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved, up to the point of certain regulatory approvals. In the event payments are made to third parties subsequent to certain regulatory approvals, they are either expensed or capitalized depending upon the nature of the payment. For example, royalty payments are expensed, whereas payments to purchase an associated intangible asset are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization. (See *Note 6 – Acquired Intangible Assets.*)

Stock Based Compensation The Company has granted stock options to its key employees and non-employee directors under several stock-based compensation plans, with employee grants typically vesting ratably over three years and expiring ten years from the date of grant (as discussed in *Note 14 - Stock Compensation Plans).* Vesting is contingent upon a continued employment relationship with the Company. The Company also issues restricted stock awards to officers and other key personnel. These awards have vesting periods up to seven years with vesting criteria based on the attainment of specific performance goals such as average sales and cumulative earnings per share targets and based on continued employment until applicable vesting dates. Director option grants are made pursuant to a formula and are vested 100% after one year. The Company measures stock-based compensation for option grants under the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, given the fixed nature of the equity instruments granted under such plans, no compensation cost has been recognized other than for restricted stock awards. Compensation expense for restricted stock awards is recorded based on applicable vesting criteria, and for those awards with performance goals as such goals are met. The Company's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates using the Black-Scholes option-pricing model in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure:*

	2004	2003	2002
Net income, as reported	**$ 159.6**	$ 125.5	$ 72.5
Stock-based compensation cost included in reported net income, net of tax	**4.7**	4.6	4.7
Stock-based compensation cost determined under the fair value method for all awards, net of tax	**(17.5)**	(15.7)	(19.1)
Pro forma net income	**$ 146.8**	$ 114.4	$ 58.1
Basic earnings per share:			
As reported	**$ 3.03**	$ 2.37	$ 1.35
Pro forma	**2.79**	2.16	1.08
Diluted earnings per share:			
As reported	**$ 2.93**	$ 2.34	$ 1.34
Pro forma	**2.70**	2.14	1.07

Comprehensive Income The Company defines comprehensive income as net income plus the sum of currency translation adjustments, unrealized gains/losses on derivative instruments, unrealized holding gains/losses on securities and minimum pension liability adjustments (collectively "other comprehensive income") and presents comprehensive income in the *Statements of Changes in Shareholders' Equity.*

Investments in Debt and Equity Securities In 2001, the Company held an investment classified as available-for-sale in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Accordingly, any unrealized holding gains, net of taxes, were excluded from income and included as a component of other comprehensive income until realized. Fair value of the investment was determined based on market prices. During the first quarter of 2002, the Company liquidated the remaining 49% of the investment and recorded a reclassification adjustment into earnings for net gains realized as described in *Note 8 - Other Short- and Long-Term Investments.*

Foreign Currency For most subsidiaries outside the U.S., the local currency is the functional currency, and translation adjustments are accumulated as a component of other comprehensive income. The accumulated income balances of currency translation adjustments were $222.6, $151.9 and $16.8 at the end of 2004, 2003 and 2002, respectively.

For subsidiaries that operate in U.S. dollars, the U.S. dollar is the functional currency, and gains and losses that result from remeasurement are included in income. Foreign currency translation resulted in gains of $16.6, $4.3 and $4.6 in 2004, 2003 and 2002, respectively.

The Company hedges certain foreign currency transactions, firm commitments and net assets of certain non-U.S. subsidiaries by entering into forward foreign exchange contracts. Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded in income. The effects of foreign currency transactions, including related hedging activities, were losses of $14.8, $4.4 and $8.3 in 2004, 2003 and 2002, respectively.

Derivative Financial Instruments and Hedging Activity In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* the Company records all derivative instruments on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current income unless the instruments have been designated as cash flow or net investment hedges, in which case such changes are recorded in other comprehensive income. The Company does not apply hedge accounting to contracts utilized to offset foreign exchange exposures related to foreign currency denominated assets and liabilities because they are marked to market through income at the same time that the exposed asset/liability is remeasured through income; both are recorded in foreign exchange loss (gain).

Upon entering into a derivative contract, the Company may designate, as appropriate, the derivative as a fair value hedge, cash flow hedge, foreign currency hedge or hedge of a net investment in a foreign operation. At inception, the Company formally documents the relationship between the hedging instrument and underlying hedged item, as well as risk management objective and strategy. In addition, the Company assesses, both at inception and on an ongoing basis, whether the derivative used in a hedging transaction is highly effective in offsetting changes in the fair value or cash flow of the respective hedged item. When it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

Fair value hedges may be employed by the Company to hedge changes in the fair value of recognized financial assets or liabilities or unrecognized firm commitments. Changes in the fair value of the derivative instrument and the hedged item attributable to the hedged risk are recognized in income, and will generally be offsetting. The Company attempts to structure fair value hedges so as to qualify for the shortcut method of hedge effectiveness analysis, thereby assuming no ineffectiveness in the hedge relationship. In the event it is determined that the hedging relationship no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recorded in income. Upon termination of a derivative in an effective fair value hedge, any associated gain or loss will be an adjustment to income over the remaining life of the hedged item, if any.

The Company may implement cash flow hedges to protect itself from fluctuation in cash flows associated with recognized variable-rate assets or liabilities or forecasted transactions. Changes in the fair value of the hedging derivative are initially recorded in other comprehensive income, then recognized in income in the same period(s) in which the hedged transaction affects income. The Company attempts to structure cash flow hedges such that all the critical terms of the derivative match the hedged item, thereby assuming no ineffectiveness in the hedge relationship at inception. The Company performs and documents an assessment of hedge effectiveness on a quarterly basis throughout the hedge period. In the event it is determined that the hedging relationship no longer qualifies as an effective cash flow hedge, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recorded in income. If hedge accounting is discontinued because it becomes probable a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recorded in income, and any amounts previously recorded in other comprehensive income will immediately be recorded in income.

The Company will enter into foreign currency derivatives to protect itself from variability in cash flows associated with recognized foreign currency denominated assets or liabilities or forecasted transactions. Changes in the fair value of the hedging derivative are initially recorded in other comprehensive income, then recognized in income in the same period(s) in which the hedged transaction affects income.

The Company has numerous investments in foreign subsidiaries, and the net assets of these subsidiaries are exposed to currency exchange rate volatility. To hedge this exposure the Company may utilize forward foreign exchange contracts. Net investment hedges are implemented for material subsidiaries on a selective basis. The effective portion of the change in fair value of the hedging instrument is reported in the same manner as the translation adjustment for the hedged subsidiary; namely, reported in the cumulative translation adjustment section of other comprehensive income. The fair value of the derivative attributable to changes between the forward rate and spot rate is excluded from the measure of hedge effectiveness and that difference is reported in income over the life of the contract. The Company evaluates its hedges of net investments in foreign subsidiaries quarterly for effectiveness and adjusts the value of hedge instruments or redesignates the hedging relationship as necessary.

The Company enters into forward foreign exchange contracts, with terms normally lasting less than six months, to hedge against foreign currency transaction gains and losses on foreign currency denominated assets and liabilities based on changes in foreign currency spot rates. Although allowable, a hedging relationship for this risk has not been designated, as designation will not achieve different financial reporting results. Forward foreign exchange contracts within this category are carried on the balance sheet at fair value, with changes in fair value recorded in income.

New Accounting Guidance In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (FSP FAS 106-2). This FSP supersedes FSP FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP FAS 106-2 provides final accounting guidance related to the Act for employers that sponsor retiree health care plans which provide prescription drug benefits, and also requires certain disclosures. The FSP requires companies to record any expected amount of subsidy under the Act as an actuarial gain to be amortized into income over the average working life of the Company's employees. The Company believes (based upon currently available regulatory guidance) that parts of its postretirement health care plan are actuarially equivalent to Medicare Part D. The Company adopted the provisions of FSP FAS 106-2 as of July 1, 2004. The reduction in the accumulated postretirement benefit obligation as of the date of adoption was $12.6. The effect of the subsidy on the measurement of net periodic benefit cost was a reduction of $0.8 which includes a $0.2 reduction in service cost, a $0.4 reduction in interest cost and a $0.2 reduction in amortization of net loss.

In September 2004, the EITF reached a final consensus on Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share,* addressing when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share (EPS). According to the final consensus, these securities should be treated as convertible securities and included in dilutive EPS calculations (if dilutive) regardless of whether the market price trigger has been met. The EITF agreed that the final consensus is effective for all periods ending after December 15, 2004 and is applied by retroactively restating previously reported EPS. See *Note 2 – Earnings Per Share* for a discussion of the Company's application of Issue 04-8.

In December 2004, the FASB issued its standard on accounting for share-based payments, SFAS No. 123 (revised 2004), *Share-Based Payment* requiring companies to recognize compensation cost relating to share-based payment transactions in the financial statements. SFAS No. 123(R) requires the measurement of compensation cost to be based on the fair value of the equity or liability instruments issued. Public companies will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation,* and supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The Company is currently assessing the impact of SFAS No. 123(R) and considering the valuation models available. The Company expects to adopt SFAS No. 123(R) in its interim period ending September 24, 2005.

On October 22, 2004, the American Jobs Creations Act of 2004 was signed into law. The bill creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous of the bill's provisions. The Company is currently evaluating the effect of this new tax legislation on its financial position. See *Note 9 – Provision for Income Taxes,* for further discussion.

The FASB also recently issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,* that became effective in fiscal year 2004 and which replaced FASB Interpretation No. 46, *Consolidation of Variable Interest Entities.* The adoption of this Interpretation did not have an impact on the Company's financial position.

Reclassifications Certain amounts have been reclassified to maintain comparability among the periods presented.

Note 2. Earnings Per Share

Basic earnings per share is computed based on the weighted average number of Common and Class B shares outstanding during a period. Diluted earnings per share reflect the assumed conversion of dilutive stock. In computing the per share effect of assumed conversion, funds which would have been received from the exercise of options were considered to have been used to repurchase Common shares at average market prices for the period, and the resulting net additional Common shares are included in the calculation of average Common shares outstanding.

In a given period there may be outstanding stock options considered anti-dilutive as the options' exercise price was greater than the average market price of Common shares during that period and, therefore, excluded from the calculation of diluted earnings per share. Anti-dilutive stock options to purchase 1.1 million shares of Common stock at exercise prices ranging from $61.97 to $72.97 were outstanding at December 25, 2004. At December 27, 2003, anti-dilutive stock options to purchase 3.5 million shares of Common stock with exercise prices ranging from $40.31

to $72.97 were outstanding. At December 28, 2002, anti-dilutive stock options to purchase 6.3 million shares of Common stock were outstanding with exercise prices ranging from $35.38 to $72.97.

In August 2003, the Company issued $160.0 variable-rate convertible senior notes (Old Notes) due in 2023. The outstanding Old Notes were convertible into shares of the Company's Common stock under certain conditions, including when the closing sale price of the Company's Common stock is greater than 120% of the initial conversion price of $61.44 for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of a calendar quarter. None of the conditions that would have permitted conversion were satisfied during 2004 or 2003.

In September 2004, the EITF reached a final consensus on Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share,* addressing when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted EPS. According to the final consensus, these securities should be treated as convertible securities and included in dilutive EPS calculations (if dilutive) regardless of whether the market price trigger has been met. The provisions of Issue 04-8 were effective for the Company's fiscal year ending December 25, 2004 (see *Note 1 – Accounting Policies).*

In December 2004, the Company completed its offer to exchange up to $160.0 of the Old Notes for an equal amount of its 2004 Senior Convertible Securities due 2023 (New Securities). The terms of the New Securities are primarily consistent with those of the Old Notes except that settlement upon conversion of the New Securities will be paid in cash up to the principal amount of the converted New Securities with any excess of the conversion value settled in shares of the Company's stock. An amount equal to $155.9 of the Old Notes, or 97.4% of the outstanding issue, was tendered in exchange for an equal amount of the New Securities. The exchange of the majority of the outstanding Old Notes has essentially eliminated the potential dilution under the provisions of Issue 04-8. The impact of the Old Notes on the diluted EPS calculation was an adjustment of less than $0.1 to net income for both 2004 and 2003 representing the interest and amortization expense attributed to the remaining Old Notes and an increase in the effect of dilutive shares of approximately 67 thousand and 28 thousand for 2004 and 2003, respectively.

The following table summarizes the amounts used to calculate basic and diluted EPS:

Dollar Amounts in Millions Except Per Share Data	**2004**	2003	2002
Income Before Cumulative Effect of Change in Accounting Principle	**$ 159.6**	$ 126.4	$ 72.5
Cumulative Effect of Change in Accounting Principle, Net of Taxes	**-**	(0.9)	-
Net Income	**$ 159.6**	$ 125.5	$ 72.5
Weighted Average Basic Shares Outstanding (000s)	**52,670**	53,019	53,832
Effect of Dilutive Shares (000s)	**1,834**	500	165
Weighted Average Diluted Shares Outstanding (000s)	**54,504**	53,519	53,997
Basic Earnings Per Share	**$ 3.03**	$ 2.37	$ 1.35
Diluted Earnings Per Share	**$ 2.93**	$ 2.34	$ 1.34

Note 3. Business Segment and Geographic Information

The Company is organized on a regionally based management structure for commercial operations. The research and development and product supply functions of the Company are managed on a global basis. The Company's segments are the Americas region; the Europe, Middle East and Africa region (Europe); the Asia region; the Research, Development & Engineering organization and the Global Supply Chain organization.

Operating income is the primary measure of segment income. No items below operating income are allocated to segments. Restructuring charges and charges related to certain significant events, although related to specific segments, are also excluded from management basis results. The accounting policies used to generate segment results are the same as the Company's overall accounting policies. Inter-segment sales were $666.9, $498.6 and $445.2 for the years ended December 25, 2004, December 27, 2003 and December 28, 2002, respectively. All inter-segment sales have been eliminated upon consolidation and have been excluded from the amounts in the tables on the following pages.

Segment assets for the three geographic regions represent net trade receivables; net inventories; net property, plant and equipment; goodwill; net intangibles and other current and long-term assets. In the Research, Development & Engineering segment, assets are comprised of net property, plant and equipment and other current and long-term assets. Assets in the Global Supply Chain segment include net inventories; net property, plant and equipment; goodwill; net intangibles; other investments and other current and long-term assets. Corporate administration assets are mainly cash and cash equivalents; deferred income taxes; net property, plant and equipment and other current and long-term assets not allocated to other segments.

Business Segment The following table presents sales and other financial information by business segment for the years 2004, 2003 and 2002:

	Net Sales	Operating Income	Depreciation and Amortization	Capital Expenditures	Assets[1]
2004					
Americas	**$ 955.5**	**$ 322.1**	**$ 9.9**	**$ 3.5**	**$ 323.0**
Europe	**819.9**	**251.0**	**16.2**	**2.8**	**393.7**
Asia	**456.9**	**129.8**	**5.9**	**3.7**	**217.6**
Research, Development & Engineering	**-**	**(190.6)**	**5.4**	**12.5**	**50.9**
Global Supply Chain	**-**	**(149.3)**	**69.3**	**69.4**	**1,221.5**
	2,232.3	**363.0**	**106.7**	**91.9**	**2,206.7**
Corporate administration	**-**	**(83.4)**	**18.5**	**27.0**	**815.4**
	$ 2,232.3	**$ 279.6**	**$ 125.2**	**$ 118.9**	**$ 3,022.1**
2003					
Americas	$ 901.3	$ 284.2	$ 14.2	$ 5.0	$ 339.3
Europe	723.2	202.1	16.6	4.2	375.1
Asia	395.0	108.3	6.9	3.3	196.7
Research, Development & Engineering	-	(174.8)	6.0	8.1	50.8
Global Supply Chain	-	(116.7)	72.3	42.5	1,183.7
	2,019.5	303.1	116.0	63.1	2,145.6
Corporate administration	-	(68.2)	8.9	28.4	860.8
Restructuring reversal	-	6.3	-	-	-
Other significant charges[2]	-	(5.6)	-	-	-
	$ 2,019.5	$ 235.6	$ 124.9	$ 91.5	$ 3,006.4
2002					
Americas	$ 844.1	$ 247.9	$ 18.3	$ 9.9	$ 310.2
Europe	613.1	154.9	14.0	14.2	338.3
Asia	359.5	106.4	6.6	5.3	174.0
Research, Development & Engineering	-	(145.2)	6.6	13.1	48.7
Global Supply Chain	-	(107.2)	76.1	43.7	1,135.4
	1,816.7	256.8	121.6	86.2	2,006.6
Corporate administration	-	(58.1)	8.5	5.7	766.8
Net restructuring charges and asset write-offs	-	(49.0)	-	-	-
	$ 1,816.7	$ 149.7	$ 130.1	$ 91.9	$ 2,773.4

1 Assets by business segment for 2004, 2003 and 2002 reflect the reallocation of goodwill as described in *Note 5 – Accounting for Goodwill and Intangibles.*
2 Other significant charges in 2003 pertain to R&D expense associated with the acquisition of an early-stage pharmaceutical technology.

In each geographic segment, the Company markets products in five product categories: contact lens, lens care, pharmaceuticals, cataract and vitreoretinal, and refractive (see *Note 1 – Accounting Policies; Revenue Recognition* for a discussion of specific products under each product category). There are no transfers of products between product categories. The following table presents sales by product category for the years 2004, 2003 and 2002:

	Net Sales		
	2004	2003	2002
Contact Lens	**$ 675.2**	$ 591.8	$ 523.9
Lens Care	**521.9**	498.9	465.5
Pharmaceuticals	**524.7**	467.9	396.1
Cataract and Vitreoretinal	**358.3**	327.9	301.8
Refractive	**152.2**	133.0	129.4
	$ 2,232.3	$ 2,019.5	$ 1,816.7

Geographic Region The following table presents sales and long-lived assets by geography for the years 2004, 2003 and 2002. Sales to unaffiliated customers represent net sales originating in entities physically located in the identified geographic area.

	U.S.	Non-U.S.	Consolidated
2004			
Sales to unaffiliated customers	**$ 859.8**	**$ 1,372.5**	**$ 2,232.3**
Long-lived assets [1]	**795.8**	**834.4**	**1,630.2**
2003			
Sales to unaffiliated customers	$ 811.3	$ 1,208.2	$ 2,019.5
Long-lived assets [1]	800.8	777.2	1,578.0
2002			
Sales to unaffiliated customers	$ 761.8	$ 1,054.9	$ 1,816.7
Long-lived assets [1]	813.5	673.3	1,486.8

1 Long-lived assets by geographic region for 2004, 2003 and 2002 reflect the reallocation of goodwill as described in *Note 5 – Accounting for Goodwill and Intangibles.*

The Company's operations in Japan generated more than 10% of total product net sales in 2004, totaling $226.5. No other non-U.S. country, or single customer, generated more than 10% of total product net sales during 2004, 2003 or 2002. Long-lived assets include net property, plant and equipment; goodwill and net intangibles; other investments and other assets. Of the total non-U.S. long-lived assets for 2004, 2003 and 2002, $286.1, $273.4 and $207.2, respectively, were located in France and $273.0, $258.1 and $215.3, respectively, were located in Germany. The long-lived assets located in France and Germany were comprised primarily of goodwill and other intangibles. In addition, $76.9, $68.9 and $69.8 of the total non-U.S. long-lived assets for 2004, 2003 and 2002, respectively, comprised primarily of net property, plant and equipment, were located in Ireland.

Note 4. Net Investment in Sales-Type and Operating Leases

Transactions that involve surgical equipment manufactured by the Company, whereby the Company grants temporary possession and use of that equipment to a customer, usually for a specified period of time that approximates the equipment's economic life at a periodic charge, are accounted for in accordance with SFAS No. 13, *Accounting for Leases*. The components of the Company's net investment in sales-type and operating leases as of December 25, 2004 and December 27, 2003 are as follows:

Net Investment in Sales-Type Leases

	December 25, 2004	December 27, 2003
Total minimum lease payments to be received [1]	**$ 37.5**	$ 19.4
Less amounts due from service agreements included in total minimum lease payments	**(2.8)**	(0.7)
Less allowance for doubtful accounts [1]	**(0.6)**	(0.5)
Net minimum lease payments receivable	**34.1**	18.2
Less unearned income [2]	**(2.5)**	(0.9)
Net investment in sales-type leases	**$ 31.6**	$ 17.3

1 The current portion of minimum lease payments receivable and the related allowance for doubtful accounts are included in Trade receivables on the *Balance Sheets*. Minimum lease payments receivable and the related allowance for doubtful accounts due after one year are included with Other Long-Term Assets.

2 The current portion of unearned income is included in Accrued liabilities on the *Balance Sheets*. Unearned income due after one year is included with Other Long-Term Liabilities.

Minimum future lease payments on sales-type leases are contractually due as follows: 2005, $15.2; 2006, $14.0; 2007, $6.9; 2008, $1.3; and 2009, $0.1.

Net minimum lease payments receivable do not include contingent rentals which may be received under certain sales-type leases. Contingent rentals for 2004 amounted to $0.2. There were no contingent rentals on sales-type leases in 2003.

Net Investment in Operating Leases

	December 25, 2004	December 27, 2003
Equipment on operating lease	**$ 16.5**	$ 12.4
Less accumulated depreciation	**(6.9)**	(5.6)
Equipment on operating lease, net [1]	**$ 9.6**	$ 6.8

[1] Equipment on operating lease, net has been included in Property, Plant and Equipment, net on the *Balance Sheets*.

Equipment on operating lease is depreciated for financial reporting purposes using the straight-line method based on its estimated useful life, as described in *Note 1 - Accounting Policies; Property, Plant and Equipment.*

Minimum future rentals on operating leases are contractually due as follows: 2005, $2.3; 2006, $1.4; 2007, $1.3; 2008, $0.8; 2009, $0.4 and none thereafter.

Contingent rentals are received under certain operating leases. Contingent rentals for 2004 and 2003 amounted to $6.5 and $1.3, respectively.

Note 5. Accounting for Goodwill and Intangibles

The Company performs an impairment test of goodwill at least annually as required by SFAS No. 142, *Goodwill and Intangible Assets.* The impairment test compares the carrying value of the Company's reporting units to their respective fair values. The Company's business segments have been identified as the reporting units. Fair value is based on the average of the indications of value derived from the income and market approaches, weighted equally. The income approach measures the fair value by discounting expected cash flows by reporting unit to their present value at a rate of return that is commensurate with their inherent risk. The market approach measures the fair value by analyzing and comparing the operating performance and financial condition of public companies within the ophthalmic pharmaceutical industry and companies subject to similar market conditions adjusted for differences in profitability, financial position, products and markets.

The Company completed its annual impairment test on each of its reporting units during the fourth quarters of 2004 and 2003. As the carrying value of goodwill for each of the Company's reporting units was less than their respective fair values, goodwill was not considered to be impaired. Fair value was determined using the same methodology employed during the initial application of SFAS No. 142.

During February 2003, the Company acquired an additional 30% and 20% interest in its commercial and manufacturing joint ventures, respectively, located in Korea. This increased the Company's interest in the commercial and manufacturing joint ventures to 80% and 100%, respectively. The purchase price of $6.2 was first allocated to identifiable assets and liabilities based upon their respective fair values. The excess of the purchase price over the value of the identified assets and liabilities has been recorded as goodwill and is reflected in the table below.

The changes in the carrying amount of goodwill for the years ended December 27, 2003 and December 25, 2004 are as follows:

	Americas	Europe	Asia	Global Supply Chain	RD&E	Total
Balance as of December 28, 2002	$ 47.0	$ 45.6	$ 8.8	$ 534.6	$ -	$ 636.0
Acquisition of additional interest in joint ventures	-	-	3.5	-	-	3.5
Other (primarily currency effect)	0.2	5.2	0.9	63.3	-	69.6
Balance as of December 27, 2003	**$ 47.2**	**$ 50.8**	**$ 13.2**	**$ 597.9**	**$ -**	**$ 709.1**
Currency effect	**-**	**3.7**	**0.7**	**22.8**	**-**	**27.2**
Balance as of December 25, 2004	**$ 47.2**	**$ 54.5**	**$ 13.9**	**$ 620.7**	**$ -**	**$ 736.3**

During the fourth quarter of 2004, the Company reevaluated its allocation of goodwill arising from vertically integrated acquisitions. The Company determined that a portion of the goodwill previously assigned to Global Supply Chain related to synergies realized by its commercial operations from vertically integrated acquisitions occurring prior to the beginning of its 2002 fiscal year. As such, the Company reallocated goodwill among Global Supply Chain, Americas, Europe and Asia using a relative fair value allocation approach. The revised carrying value of goodwill for each of the Company's reporting units was less than their respective fair values determined in connection with annual impairment tests completed during the fourth quarters of 2002, 2003 and 2004. The revised allocation has been reflected in all balances included in the previous table.

Note 6. Acquired Intangible Assets

The components of intangible assets as of December 25, 2004 and December 27, 2003 are as follows:

	December 25, 2004		December 27, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade names	**$ 97.1**	**$ 36.7**	$ 95.2	$ 27.7
Technology and patents	**86.4**	**68.9**	84.8	62.4
Developed technology	**83.6**	**18.1**	80.0	13.3
License agreements	**39.8**	**18.5**	36.4	13.7
Intellectual property	**25.9**	**7.0**	25.9	4.9
Physician information & customer database	**24.3**	**3.6**	22.7	2.5
	$357.1	**$152.8**	$345.0	$124.5

Amortization expense of intangibles was $24.9 and $25.6 for 2004 and 2003, respectively. Estimated amortization expense of intangibles presently owned by the Company for each of the next five succeeding fiscal years is as follows:

Fiscal Year Ending	Amount
December 31, 2005	$24.1
December 30, 2006	21.5
December 29, 2007	21.5
December 27, 2008	18.6
December 26, 2009	16.1

Note 7. Related Party Transaction

In April 2003, the Company advanced $9.3 to Control Delivery Systems (CDS), then a partner in the development of implant technology for treating retinal and other back-of-the-eye diseases in which the Company has an equity interest. Such advances have been recoverable through the Company's ability to apply such amounts to future obligations due under an arrangement with CDS to provide research and development (R&D) activities as to certain technologies; the achievement of certain milestones such as the completion of clinical testing, NDA filings, and FDA approvals; royalty payments; or through cash repayment by CDS. In May 2003, the Company and CDS announced a delay of up to three years in the regulatory filing for the diabetic macular edema indication for its proposed *Retisert* implant. The primary reason for the delay was the FDA's indication that it would require additional safety data before considering an application for approval for this indication. As a result, the Company reevaluated its role in the on-going development and approval process and decided to conduct and supervise directly the day-to-day development and clinical activities, after a brief transition period. Subsequently, the Company announced that it would not at this time pursue approval of the diabetic macular edema indication for the proposed *Retisert* implant.

The Company now primarily bases the recoverability of the funds advanced on the future milestones and royalties or repayment by CDS, as CDS is no longer performing research and development activity on the Company's behalf. The achievement of the milestones giving rise to the Company's payment obligations and the eventual commercialization of the product are not completely controllable by the Company and are subject to the ordinary risks associated with the development and approval of any FDA regulated product. Therefore, the Company recorded a $4.1 reserve in the second quarter of 2003 to reflect this uncertainty. During the fourth quarter of 2003, the Company renegotiated its arrangement with CDS to formalize the change in the on-going development and approval process described above and as a result received $4.0 from CDS.

In June 2004, the Company determined that it had incurred an obligation for an additional $3.0 milestone payment under the original agreement. As such, the $3.0 was applied against funds advanced resulting in a charge to R&D expenses. This charge was partially offset by a decrease in selling, administrative and general expenses to adjust the reserve established in the second quarter of 2003. There were no other changes in the Company's relationship or arrangement with CDS in 2004.

Note 8. Other Short- and Long-Term Investments

At December 29, 2001, the Company owned common stock in Charles River Laboratories, Inc., which represented the retention of a minority equity interest from the sale of the Charles River Laboratories business during 1999. This investment was classified as available-for-sale under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. During 2001, approximately 1,300,000 shares or 51.0% of the Company's original minority equity interest were sold, resulting in realized gains of $12.6, net of taxes. As of December 29, 2001, the investment was valued at $41.9. A resulting unrealized holding gain of $20.9, net of taxes, recorded at December 29, 2001, is reflected in the *Statements of Changes in Shareholders' Equity*. During the first quarter of 2002, the Company liquidated its remaining shares and recorded a realized gain of $18.1, net of taxes.

Note 9. Provision for Income Taxes

An analysis of the components of income before income taxes and minority interest and the related provision for income taxes is presented below:

	2004	2003	2002
(Loss) income before income taxes and minority interest			
U.S.	**$ (42.1)**	$ (36.4)	$ (70.9)
Non-U.S.	**288.9**	233.4	207.9
	$ 246.8	$ 197.0	$ 137.0
Provision for income taxes			
Federal			
Current	**$ 8.2**	$ 7.5	$ 13.7
Deferred	**(14.6)**	(7.7)	(19.9)
State			
Current	**1.9**	2.3	2.2
Deferred	**(1.0)**	(3.1)	(2.4)
Foreign			
Current	**78.6**	87.1	58.0
Deferred	**9.6**	(19.1)	(4.4)
	$ 82.7	$ 67.0	$ 47.2

Deferred taxes, detailed below, recognize the impact of temporary differences between the amounts of assets and liabilities recorded for financial statement purposes and such amounts measured in accordance with tax laws. Realization of the tax loss benefits ($4.4 of non-U.S. net operating loss benefits and $14.3 of U.S. state net operating and capital loss benefits as of December 25, 2004) and credit carryforwards ($83.2 as of December 25, 2004, $37.9 of which is related to foreign tax credits and $45.3 related to U.S. federal and state credits), $90.8 of which expire between 2005 and 2024, and $11.1 which have no expiration, is contingent on future taxable income in the appropriate jurisdictions and of the appropriate character. Valuation allowances have been recorded for such deferred tax assets, which may not be realized. In general, each deferred tax asset, including carryforwards, is reviewed for expected utilization, and valuation allowances are established to reduce the deferred tax assets to their net realizable value to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized, based on the character of the carryforward item (credit, loss, etc.), the associated taxing jurisdiction (U.S., state, non-U.S., etc.), the relevant history for the particular item, the applicable expiration dates, operating projects that would impact utilization, and identified actions under the control of the Company in realizing the associated carryforward benefits. Additionally, the Company's utilization of U.S. foreign tax credit and state investment credit carryforwards is dependent on related statutory limitations that involve numerous factors beyond overall positive income, all of which have been taken into account by the Company in its evaluation. The Company assesses the available positive and negative evidence surrounding the recoverability of the deferred tax assets and applies its judgment in estimating the amount of valuation allowance necessary under the circumstances. The Company continues to assess and evaluate strategies that will enable the carryforwards to be utilized, and will reduce the valuation allowance appropriately for each item at such time when it is determined that the "more likely than not" approach is satisfied for the related item, or portion thereof. Net increases to the valuation allowance were $5.7, $1.4 and $1.8 in 2004, 2003 and 2002, respectively.

	Deferred Taxes December 25, 2004		Deferred Taxes December 27, 2003	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Current:				
Sales and allowance accruals	**$ 37.9**	**$ -**	$ 30.9	$ -
Employee benefits and compensation	**27.4**	**-**	17.6	-
Inventories	**10.9**	**-**	5.7	-
Unrealized foreign exchange transactions	**6.1**	**0.2**	12.5	-
Other accruals	**4.4**	**1.9**	10.0	1.7
Valuation allowance	**(17.8)**	**-**	(13.6)	-
	$ 68.9	**$ 2.1**	$ 63.1	$ 1.7
Non-current:				
Tax loss and credit carryforwards	**$ 101.9**	**$ -**	$ 103.9	$ -
Employee benefits and compensation	**31.6**	**-**	36.1	-
Depreciation and amortization	**79.9**	**73.8**	65.1	56.9
Other accruals	**7.4**	**1.3**	-	13.1
Valuation allowance	**(45.1)**	**-**	(43.6)	-
Intercompany investments	**-**	**162.8**	-	195.9
	175.7	**237.9**	161.5	265.9
	$ 244.6	**$ 240.0**	$ 224.6	$ 267.6

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rates for continuing operations are as follows:

	2004	2003	2002
Statutory U.S. tax rate	**35.0%**	35.0%	35.0%
Valuation allowance	**2.4**	0.5	1.5
State income taxes, net of federal tax benefit	**0.2**	(0.9)	(0.1)
Extraterritorial income exclusion benefit	**(1.3)**	(0.8)	(0.6)
Difference between non-U.S. and U.S. tax rates	**(1.8)**	4.2	0.6
Orphan drug credit	**(2.1)**	(2.6)	(2.5)
Other	**1.1**	(1.4)	0.6
Effective tax rate	**33.5%**	34.0%	34.5%

Statutory expiration or legislative rescission of the orphan drug or other credits currently benefiting the Company could have an adverse impact on the Company's effective tax rate.

At December 25, 2004, income considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $959.7. Deferred income taxes have not been provided on this income, as the Company does not plan to initiate any action that would require the payment of income taxes. It is not practicable to estimate the amount of additional tax that might be payable on this undistributed foreign income.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. The bill creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous of the bill's provisions. As such, the Company is not yet in a position to decide on whether, and to what extent, the Company might repatriate foreign earnings that have not yet been remitted to the U.S. Based on analysis to date, the range of possible amounts that the Company is considering for repatriation is between $0 and $805, with the respective tax liability ranging from $0 to $60. Assuming Congress and the U.S. Treasury issue the necessary clarifications in the first quarter of 2005, the Company expects to be in a position to finalize its assessment by the end of the second quarter of 2005.

Note 10. Debt

The Company had no short-term notes payable at December 25, 2004 and December 27, 2003. To support its liquidity requirements, the Company generally maintains U.S. revolving credit agreements. In January 2003, the Company entered into a $400 syndicated revolving credit agreement. Under the terms of this agreement, the facility was reduced to $250 effective August 4, 2003 when the Company completed the issuance of $210 of notes and convertible notes. The facility includes covenants that require the Company to maintain certain EBITDA to interest and debt ratios. In the event of violation of the covenants, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. There were no covenant violations during 2004 or 2003 and the Company does not anticipate that a violation of these covenants is likely to occur. The interest rate under the agreement is based on the Company's credit rating and, at the Company's option, LIBOR or the base rate of one of the lending banks. There were no outstanding borrowings under syndicated revolving credit agreements as of December 25, 2004 or December 27, 2003. In addition, a number of subsidiary companies outside the U.S. have credit facilities to meet their liquidity requirements. There were no outstanding borrowings under these non-U.S. credit facilities as of December 25, 2004 or December 27, 2003.

Average short-term interest rates were 6.3% and 6.4% for the years ended 2004 and 2003, respectively. The maximum amount of short-term debt at the end of any month was $0.1 in 2004 and $2.6 in 2003. Average short-term month-end borrowings were less than $0.1 in 2004 and $0.5 in 2003.

The components of long-term debt were:

	Coupon Interest Rate Percentage	Principal Outstanding December 25, 2004	December 27, 2003
Fixed rate notes			
Notes due in 2004 [1]	**6.75**	**$ -**	$ 194.6
Notes due in 2005 [2]	**6.50**	**100.0**	100.0
Notes due in 2007 [3,4]	**6.95**	**150.0**	150.0
Notes due in 2008 [3,5]	**5.90**	**50.0**	50.0
Debentures due in 2028 [3]	**7.13**	**183.9**	183.9
Variable rate and other borrowings			
Convertible Senior Notes due in 2023 [6,7]	**1.64**	**4.1**	160.0
Senior Convertible Securities due in 2023 [7]	**1.64**	**155.9**	-
Other	**Various**	**0.2**	8.5
		644.1	847.0
Less current portion		**(100.8)**	(195.0)
		$ 543.3	$ 652.0

1 The net effective rate, including issuance costs and proceeds from a swap termination was 4.19%. The debt was repaid during December 2004.

2 Notes contained a put/call option exercisable at 100% of par in 2005. The Company had also entered into a remarketing agreement which allowed the agent to call the debt from the holders on the option exercisable date, and then remarket them. If the rights were exercised, the coupon rate paid by the Company would reset to a rate higher than the then current market rate. Following the Company's debt rating downgrade by Moody's Investors Service during March 2002, the agents exercised their right to put the remarketing agreement back to the Company. As a result, the debt will mature in 2005. Net remarketing option expense and interest rate swap proceeds were deferred and are being amortized to interest expense over the remaining life of the debt, resulting in a net effective rate, including issuance costs, of 6.29%.

3 The Company, at its option, may call these notes/debentures at any time pursuant to a make-whole redemption provision, which would compensate holders for any changes in interest rate levels of the notes/debentures upon early extinguishment. The Company currently has no intention to call these notes/debentures.

4 In May 2002, the Company entered into an interest rate lock agreement to hedge the benchmark interest rate associated with this debt issue. Losses associated with the hedge have been deferred to other comprehensive income and are being amortized to interest expense over the remaining life of the debt, resulting in a net effective rate, including issuance costs, of 8.63%.

5 In August 2003, simultaneous with the issuance of this debt maturing in 2008, an interest rate swap agreement converted this note to a variable-rate liability at a rate of six-month LIBOR plus 2.37%, which was 4.36% and 3.52% at December 25, 2004 and December 27, 2003, respectively. Also in May 2002, the Company entered into an interest rate lock agreement to hedge the benchmark interest rate associated with this debt issue. Losses associated with the hedge have been deferred to other comprehensive income and are being amortized to interest expense over the debt term. The combination of the interest rate swap and the rate lock resulted in a net effective rate, including issuance costs, of 6.56% and 5.75% at December 25, 2004 and December 27, 2003, respectively.

6 These notes accrue interest at six-month LIBOR plus 0.5%, with the rate reset on a semiannual basis in advance. The initial coupon interest rate was 1.64%, the coupon interest rate as of December 25, 2004 was 2.49%. The net effective rate, including issuance costs, at December 25, 2004 and December 27, 2003 was 2.89% and 2.00%, respectively.

7 In December 2004, the Company completed an offer to exchange up to $160.0 of the variable-rate convertible senior notes due in 2023 (Old Notes) for an equal amount of its 2004 Senior Convertible Securities due 2023 (New Securities). The terms of the New Securities are primarily consistent with those of the Old Notes except that settlement upon conversion of the New Securities will be paid in cash up to the principal amount of the converted New Securities with any excess of the conversion value settled in shares of the Company's stock. An amount equal to $155.9 of the Old Notes, or 97.4% of the outstanding issue, was tendered in exchange for an equal amount of the New Securities. The New Securities accrue interest at six-month LIBOR plus 0.5%, with the rate reset on a semiannual basis in advance. The initial net effective rate for the New Securities, including issuance and exchange costs, at December 25, 2004 was 2.89%.

In November 2002, the Company issued $150.0 of five-year 6.95% fixed-rate senior notes under a $500.0 Shelf Registration filed with the Securities and Exchange Commission in June 2002. Proceeds from the offering were used for general corporate purposes, including the refinancing of existing debt obligations. In August 2003, the Company issued $210.0 in concurrent offerings of notes and convertible notes. The first offering was a $50.0 public offering of five-year fixed-rate senior notes with a coupon rate of 5.90%, also issued under the $500.0 Shelf Registration ($300.0 of which remained available for issuance). The Company simultaneously executed an interest rate swap agreement effectively converting the $50.0 of fixed-rate notes to a variable rate. The effective cost of the notes, which includes both the impact of the interest rate swap and the settlement of a $50.0 cash flow hedge designated to hedge the benchmark interest rate in connection with the offering, was 6.56% and 5.75% at December 25, 2004 and December 27, 2003, respectively. The second offering was a $160.0 placement of variable-rate convertible senior notes due in 2023. The notes accrue interest at six-month LIBOR plus 0.5% with the rate reset on a semiannual basis in advance. The initial interest rate was 1.64%; the coupon rate as of December 25, 2004 was 2.49%. The notes will be convertible into shares of the Company's Common stock under certain conditions, such as when the closing sale price of the Company's Common stock is greater than 120% of the initial conversion price of $61.44 per share for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of a calendar quarter. The conversion price represented a 50% premium over the closing price of the Company's Common stock on the date the notes were offered. On October 30, 2003, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission in satisfaction of certain registration rights granted to the holders of the $160.0 convertible notes. The registration became effective on January 8, 2004. In connection with the sale of the convertible notes, the Company repurchased one million shares of its Common stock during August 2003 at an average price per share of $40.96. The Company used the remaining proceeds of the offerings primarily to refinance existing debt obligations.

In December 2004, the Company completed its offer to exchange up to $160.0 of the variable-rate convertible senior notes due in 2023 (Old Notes) for an equal amount of its 2004 Senior Convertible Securities due 2023 (New Securities). The terms of the New Securities are largely consistent with those of the Old Notes except that settlement upon conversion of the New Securities will be paid in cash up to the principal amount of the converted New Securities with any excess of the conversion value settled in shares of the Company's stock. An amount equal to $155.9 of the Old Notes, or 97.4% of the outstanding issue, was tendered in exchange for an equal amount of the New Securities.

During 2004, the Company retired $194.6 of various notes due in 2004. During 2003, the Company retired $200.7 of various notes due in 2003, 2015, 2026 and 2028. Interest rate swap agreements on long-term debt issues resulted in a decrease in the long-term effective interest rate from 6.15% to 5.70% in 2004 and from 6.53% to 5.86% in 2003. At December 25, 2004 and December 27, 2003, the Company had $50.0 of outstanding interest rate swaps. Long-term borrowing maturities during the next five years are $100.8 in 2005, $0.7 in 2006, $150.6 in 2007, $50.1 in 2008 and $0.1 in 2009.

Note 11. Accounting for Derivatives and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* the Company records all derivative instruments on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current income unless the instruments have been designated as cash flow or net investment hedges, in which case such changes are recorded in other comprehensive income. The Company does not apply hedge accounting to contracts utilized to offset foreign exchange exposures related to foreign currency denominated assets and liabilities because they are marked to market through income at the same time that the exposed asset/liability is remeasured through income; both are recorded in foreign exchange loss (gain).

Derivative gains and losses attributable to hedge ineffectiveness are also recorded in current earnings. For instruments designated as either fair value or cash flow hedges, net interest expense of $0.2 and $1.6 was recognized for hedge ineffectiveness for the years ended December 27, 2003 and December 28, 2002, respectively. Hedge ineffectiveness had no impact on income for the year ended December 25, 2004.

Fair Value Hedges In August 2003, the Company issued $210.0 in concurrent offerings of notes and convertible notes. The first was a $50.0 public offering of five-year fixed-rate senior notes with a coupon rate of 5.90%. The Company simultaneously executed a $50.0 interest rate swap agreement under which the Company receives interest at a fixed rate and pays interest at a variable rate. This swap is designated as a fair value hedge effectively converting the fixed rate notes to a variable rate of interest, and was outstanding at December 25, 2004 and December 27, 2003. The second offering was a $160.0 placement of variable-rate convertible senior notes due in 2023 (see *Note 10 – Debt* for a discussion regarding the exchange of $155.9 principal amount of these notes for new Senior Convertible Securities due in 2023), containing two embedded derivatives, a bond parity clause and a contingent interest provision. The fair value of the embedded derivatives contained in both the $155.9 exchanged securities and the $4.1 original issue notes was $0.0 at December 25, 2004 and December 27, 2003.

Cash Flow Hedges During 2002, to hedge interest payments on forecasted borrowings, the Company entered into, extended and re-designated an interest rate lock agreement in the notional amount of $200.0 which was designated as a cash flow hedge of ten semi-annual interest payments based on the benchmark interest rate related to changes in the five-year U.S. Treasury rate. On November 18, 2002, the Company issued $150.0 of fixed-rate debt and the proportionate amount associated with the cash flow hedge was recorded to other comprehensive income and is being amortized to interest expense in the period in which interest expense related to the hedged debt is recognized. The remaining $50.0 of the cash flow hedge was re-designated to hedge the benchmark interest rate associated with ten semi-annual interest payments on future forecasted borrowings and was settled during the first quarter of 2003. Simultaneous with the hedge settlement, the Company entered into a new $50.0 cash flow hedge, which was designated to hedge the benchmark interest rate associated with ten semi-annual interest payments on future forecasted borrowings. This $50.0 cash flow hedge was settled in July 2003 in conjunction with the Company's $50.0 public offering of five-year fixed-rate senior notes. The amount associated with the 2003 settlements was recorded to other comprehensive income and is being amortized to interest expense in the period in which interest expense related to the hedged debt is recognized.

The Company utilizes forward contracts to hedge foreign currency exposure associated with intercompany loans. The Company designated as a cash flow hedge forward contracts in the notional amounts of $41.0 and $43.3 at December 25, 2004 and December 27, 2003, respectively to hedge foreign currency exposure associated with an intercompany loan denominated in Japanese yen. During the third quarter of 2003, the Company permanently invested an intercompany loan in its Europe region. This permanent investment eliminated the ongoing exposure of principal and interest payments to fluctuations in foreign currency exchange rates and therefore the need to hedge such exposure.

Reclassifications from other comprehensive income into income for cash flow hedge transactions were net losses of $1.9, $1.7 and $3.6 for the years ended December 25, 2004, December 27, 2003 and December 28, 2002, respectively. As of December 25, 2004 an estimated $3.3 pre-tax loss was expected to be reclassified into income over the next twelve months.

Net Investment Hedges At December 25, 2004 and December 27, 2003, the Company had designated foreign denominated intercompany loans with notional amounts of $194.9 and $180.8, respectively, as hedges of foreign currency exposure associated with net investments in non-U.S. subsidiaries. For derivatives designated as hedging instruments to hedge foreign currency exposures of net investments in non-U.S. subsidiaries, net after-tax hedging losses of $9.4, $13.7 and $3.5 were included in the cumulative translation adjustment in the years ended December 25, 2004, December 27, 2003 and December 28, 2002, respectively.

Note 12. Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value, as maturities are less than one year in duration. The Company's remaining financial instruments consisted of the following:

	December 25, 2004		December 27, 2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-derivatives				
Other investments	**$ 5.5**	**$ 5.5**	$ 6.1	$ 6.1
Long-term debt, including current portion	**(644.1)**	**(718.2)**	(847.0)	(897.4)
Derivatives held for purposes other than trading				
Foreign exchange instruments				
Other current assets	**$ 8.1**	**$ 8.1**	$ 8.0	$ 8.0
Accrued liabilities	**(6.5)**	**(6.5)**	(6.9)	(6.9)
Net foreign exchange instruments	**$ 1.6**	**$ 1.6**	$ 1.1	$ 1.1
Interest rate instruments				
Other current assets	**$ –**	**$ –**	$ 0.6	$ 0.6
Accrued liabilities	**(0.1)**	**(0.1)**	–	–
Net interest rate instruments	**$ (0.1)**	**$ (0.1)**	$ 0.6	$ 0.6

Fair value of other investments was determined based on contract terms and an evaluation of expected cash flows and investment risk. Fair value of long-term debt was estimated using either quoted market prices for the same or similar issues or current rates offered to the Company for debt with similar maturities. The fair value of foreign exchange and interest rate instruments was determined using a model that estimates fair value at market rates, or was based upon quoted market prices for similar instruments with similar maturities.

The Company enters into forward foreign exchange contracts primarily to offset foreign exchange exposures related to foreign currency transactions and equity investments in non-U.S. subsidiaries. At December 25, 2004 and at December 27, 2003, the Company managed aggregate exposures of $692.2 and $408.5, respectively, by entering into forward foreign exchange contracts requiring the purchase or sale of U.S. and foreign currencies. The Company selectively hedges firm commitments that represent both a right and an obligation, mainly for committed purchase orders for foreign-sourced inventory.

At December 25, 2004 and at December 27, 2003, the Company was party to interest rate instruments that had aggregate notional amounts of $50.0.

Counterparties to the financial instruments discussed above expose the Company to credit risks to the extent of non-performance. The credit ratings of the counterparties, which consist of a diversified group of major financial institutions, are regularly monitored and thus credit loss arising from counterparty non-performance is not anticipated.

Note 13. Employee Benefits

The Company's benefit plans, which in the aggregate cover substantially all U.S. employees and employees in certain other countries, consist of defined benefit pension plans, a participatory defined benefit postretirement plan and defined contribution plans.

Pension and Postretirement Benefit Plans The fair value of plan assets in the Company's U.S. defined benefit pension plan represent approximately 72% of the fair value of all defined benefit pension plan assets as of December 25, 2004. The plan is a noncontributory defined benefit pension plan covering eligible salaried and hourly employees. Under the plan's current formula, each participant earns a benefit, payable at normal retirement age, expressed as an account balance that is credited annually with a percent of a participant's compensation and stated interest. In October 2004, the Company's Board of Directors passed a resolution to freeze the plan effective December 31, 2004. After December 31, 2004, no new participants will be accepted into the plan and no current participants will accrue any additional benefits except for an interest allocation on the December 31, 2004 account balance. All of the pension benefits that have already been earned up to December 31, 2004, however, will be preserved and will be paid out when due in accordance with the normal provisions of the plan. During the fourth quarter of 2004, the Company recognized a $1.8 curtailment loss associated with the freezing of the pension plan which is reflected in the table below entitled *Net Periodic Benefit Cost.*

The Company's postretirement benefit plan provides life and medical insurance benefits to participating employees of the Company upon retirement. Upon meeting the eligibility requirements based on age and years of service, retirees and their eligible dependents are able to retain medical and life insurance after retirement. Contributions necessary to fund benefits under the plan are made by the Company. Retirees are required to pay for a portion of the coverage provided at retirement, based upon their years of service. In October 2004, the Company's Board of Directors passed a resolution amending the plan to eliminate Company contributions to postretirement medical and life insurance coverage for participants who do not meet the minimum requirements of age and service on January 1, 2005. However, future retirees who do not meet the minimum requirements of age and service on January 1, 2005, but who attain age 55 and 10 years of service, will be eligible, at retirement, to purchase retiree medical insurance through the Company. During the fourth quarter of 2004, the Company recognized a $0.7 curtailment gain associated with the elimination of coverage for those ineligible employees which is reflected in the table below entitled *Net Periodic Benefit Cost.*

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company adopted the provisions of FSP FAS 106-2 as of July 1, 2004 which provides final accounting guidance related to the Act (see *New Accounting Guidance* in *Note 1 – Accounting Policies).* The FSP requires companies to record any expected amount of subsidy under the Act as an actuarial gain to be amortized into income over the average working life of the Company's employees. The reduction in the accumulated postretirement benefit obligation related to benefits attributed to past service was $12.6 as of the date of adoption. The reduction in current period service cost due to the subsidy was $0.8 in 2004, which includes a $0.2 reduction in service cost, a $0.4 reduction in interest cost and a $0.2 reduction in amortization of net loss.

Components of net periodic benefit cost, benefit obligation, change in plan assets, asset allocation and funded status are summarized below for the Company's U.S. and major non-U.S. pension plans and the postretirement plan. For 2004 and 2003, the funded status of the pension and postretirement plans presented herein were measured as of December 31.

Net Periodic Benefit Cost Components of net periodic benefit cost and weighted-average assumptions used to determine net periodic cost for the plans for fiscal years 2004, 2003 and 2002 were as follows:

	Pension Benefit Plan			Postretirement Benefit Plan		
	2004	2003	2002	**2004**	2003	2002
Service cost	**$ 15.0**	$ 13.0	$ 12.2	**$ 1.6**	$ 1.4	$ 1.0
Interest cost	**19.1**	18.4	17.9	**4.9**	5.9	6.1
Expected return on plan assets	**(20.3)**	(16.6)	(19.3)	**(3.1)**	(2.6)	(3.4)
Amortization of transition obligation	**0.1**	0.2	0.4	**-**	-	-
Amortization of prior-service cost	**0.5**	2.2	0.7	**(0.1)**	(0.1)	(0.1)
Amortization of net loss	**6.1**	7.5	2.0	**-**	0.3	-
Net periodic benefit cost	**20.5**	24.7	13.9	**3.3**	4.9	3.6
Curtailment loss (gain)	**1.8**	0.4	0.7	**(0.7)**	-	-
Settlement loss	**-**	0.3	-	**-**	-	-
Net periodic cost after curtailment	**$ 22.3**	$ 25.4	$ 14.6	**$ 2.6**	$ 4.9	$ 3.6

The 2004 curtailment loss in the Pension Benefit Plans related to the freezing of the Company's U.S. defined benefit pension plan. The 2004 curtailment gain in the Postretirement Benefit Plan was associated with the elimination of Company contributions to postretirement medical and life insurance coverage for participants who do not meet the minimum requirements of age and service on January 1, 2005. The 2003 curtailment and settlement losses in Pension Benefit Plans related to making lump-sum payments to the participants of one of the Company's foreign plans which is expected to have a final settlement in 2006. The 2002 curtailment loss in Pension Benefit Plans related to the restructuring actions taken in 2002.

Weighted Average Assumptions

	Pension Benefit Plan			Postretirement Benefit Plan		
	2004	2003	2002	**2004**	2003	2002
U.S. Benefit Plans:						
Discount rate	**6.00%**	6.75%	7.50%	**6.00%**	6.75%	7.50%
Expected return on plan assets	**9.00%**	9.00%	10.00%	**8.00%**	8.00%	9.00%
Rate of compensation increase	**4.00%**	4.25%	5.00%	**4.00%**	4.25%	5.00%
Non-U.S. Pension Benefit Plans: [1]						
Discount rate	**4.90%**	5.23%	5.04%			
Expected return on plan assets	**6.12%**	6.07%	5.85%			
Rate of compensation increase	**3.09%**	3.05%	3.77%			

[1] The Company does not have non-U.S. postretirement benefit plans.

For the Company's U.S. Pension Plan, the expected return is 9.0%. Passively managed portfolios with asset allocations similar to the Company's U.S. Pension Plan would have earned in the 11% - 13% range over the last 10, 20 and 30 years. In view of low current interest rates and the recent performance of the equity markets over the last several years, the Company believes that Plan returns over the near term may not achieve historical returns.

Benefit Obligation The tables below present components of the change in benefit obligation and the weighted average assumptions used to determine the benefit obligation for the two-year period ended December 25, 2004.

Change in Benefit Obligation

	Pension Benefit Plan		Postretirement Benefit Plan	
	2004	2003	**2004**	2003
Obligation at beginning of year	**$ 343.9**	$ 292.6	**$ 96.5**	$ 90.1
Service cost	**15.0**	13.0	**1.6**	1.4
Interest cost	**19.1**	18.4	**4.9**	5.9
Participant contributions	**1.6**	1.3	**1.5**	-
Plan amendments	**-**	1.6	**-**	-
Currency translation adjustments	**8.8**	12.6	**-**	-
Curtailment (gain) loss	**(16.5)**	0.1	**(2.7)**	-
Benefit payments	**(20.0)**	(22.9)	**(10.0)**	(8.8)
Settlement payments	**-**	(1.0)	**-**	-
Actuarial loss (gain)	**24.0**	28.2	**(13.1)**	7.9
Obligation at end of year	**$ 375.9**	$ 343.9	**$ 78.7**	$ 96.5

The accumulated benefit obligation for the Company's pension benefit plans was $356.5 and $306.4 at December 25, 2004 and December 27, 2003, respectively. For the Company's postretirement benefit plan the accumulated benefit obligation was $78.7 and $96.5 at December 25, 2004 and December 27, 2003, respectively.

Weighted Average Assumptions

	Pension Benefit Plan		Postretirement Benefit Plan	
	2004	2003	**2004**	2003
U.S. Benefit Plans:				
Discount rate	**5.75%**	6.00%	**5.75%**	6.00%
Rate of compensation increase	**-**	4.00%	**4.00%**	4.00%
Non-U.S. Pension Benefit Plans: [1]				
Discount rate	**4.43%**	4.87%		
Rate of compensation increase	**3.41%**	3.02%		

[1] The Company does not have non-U.S. postretirement benefit plans.

Assumed health care cost trend rates have a significant effect on the amounts reported as postretirement benefits. For 2004, an 11% annual rate of increase in the per capita cost of covered health care benefits for all participants was assumed. The trend rate grades down by 1.0% per year to an ultimate annual rate of 5.0% in 2013. To demonstrate the significance of this rate on the expense reported, a one-percentage point change in the assumed health care cost trend rate would have the following effect:

	1% Increase	1% Decrease
Effect on total service and interest cost components of net periodic postretirement health care benefit cost	$ 0.8	$ (0.7)
Effect on the health care component of the accumulated postretirement benefit obligation	7.7	(6.1)

Plan Assets The table below presents components of the change in plan assets for the two-year period ended December 25, 2004.

	Pension Benefit Plan		Postretirement Benefit Plan	
	2004	2003	**2004**	2003
Fair value of plan assets at beginning of year	**$ 239.0**	$ 206.6	**$ 37.0**	$ 33.3
Actual gain or (loss) on plan assets	**31.1**	38.3	**6.8**	4.5
Employer contributions	**25.2**	8.7	**8.3**	8.0
Participant contributions	**1.6**	1.3	**1.5**	-
Benefit payments	**(20.0)**	(22.9)	**(10.0)**	(8.8)
Settlement payments	**-**	(1.0)	**-**	-
Currency translation adjustments	**4.8**	8.0	**-**	-
Fair value of plan assets at end of year	**$ 281.7**	$ 239.0	**$ 43.6**	$ 37.0

The Company's funding policy for its pension plans is to make contributions that meet or exceed the minimum funding statutory requirements. These contributions are determined based upon actuarial valuation recommendations made by the actuary under accepted actuarial principles. Company contributions for its postretirement plan are made at intervals and in amounts determined by the plan administrator, based on actual claims incurred and reported by participants and providers. The Company expects to contribute up to $13.0 to all pension benefit plans and $7.0 to its postretirement benefit plan in 2005.

Estimated future benefit payments, which reflect expected future service, as appropriate, are to be paid as follows:

		Postretirement Benefit Plan	
Fiscal Year Ending	Pension Benefit Plans	Benefit Payments	Subsidy Receipts
December 31, 2005	$ 19.1	$ 7.4	$ -
December 30, 2006 [1]	45.1	7.3	0.8
December 29, 2007	20.2	7.3	0.8
December 27, 2008	21.4	7.2	0.8
December 26, 2009	23.9	7.1	0.8
Fiscal years 2010-2014	133.4	34.0	3.7

[1] The 2006 future benefits for the pension benefit plans include a $26.1 payment in connection with one of the Company's foreign plans expected to have a final settlement in 2006.

The weighted average asset allocations for the two-year period ended December 25, 2004, by asset category, are as follows:

	Pension Benefit Plan		Postretirement Benefit Plan	
	2004	2003	**2004**	2003
U.S. Pension Benefit Plans:				
Equity securities	**74%**	71%	**97%**	97%
Fixed income (debt) securities	**26%**	29%	**3%**	3%
Total	**100%**	100%	**100%**	100%
Non-U.S. Pension Benefit Plans: [1]				
Equity securities	**65%**	66%		
Fixed income (debt) securities	**19%**	17%		
Other	**16%**	17%		
Total	**100%**	100%		

[1] The Company does not have non-U.S. postretirement benefit plans.

The Company's U.S. Pension Plan has a target asset allocation of 60% U.S. equity securities, 10% non-U.S. equity securities and 30% fixed income (debt) securities. Approximately 70% of U.S. equity securities are passively managed; the remainder of Plan assets are actively managed.

U.S. equity securities are diversified among large-, mid- and small-cap value and growth strategies. Non-U.S. equity securities are invested in a broad range of equity securities diversified among equity style and geographic location. Fixed income (debt) securities are invested in investment grade bonds and similar instruments.

Equity securities shown above for both 2004 and 2003 include 52,800 shares of the Company's Common stock with a market value of $3.4 (1.8% of total plan assets) and $2.7 (1.5% of total plan assets) at December 25, 2004 and December 27, 2003, respectively.

Funded Status The table below presents components of the funded status for the two-year period ended December 25, 2004.

	Pension Benefit Plan		Postretirement Benefit Plan	
	2004	2003	**2004**	2003
Fair value of plan assets	**$ 281.7**	$ 239.0	**$ 43.6**	$ 37.0
Benefit obligation	**375.9**	343.9	**78.7**	96.5
Funded status at end of year	**(94.2)**	(104.9)	**(35.1)**	(59.5)
Unrecognized transition obligation	**0.4**	0.5	**-**	-
Unrecognized prior-service cost (benefit)	**0.1**	2.4	**(1.5)**	0.4
Unrecognized actuarial loss	**84.2**	90.5	**1.0**	17.8
Net amount recognized at end of year	**$ (9.5)**	$ (11.5)	**$ (35.6)**	$ (41.3)

The following table provides the amounts recognized in the balance sheets as of the end of each year:

	Pension Benefit Plan		Postretirement Benefit Plan	
	2004	2003	**2004**	2003
Prepaid benefit cost	**$ -**	$ 2.2	**$ -**	$ -
Accrued benefit liability	**(74.9)**	(78.2)	**(35.6)**	(41.3)
Intangible asset	**0.6**	2.1	**-**	-
Accumulated other comprehensive income	**64.8**	62.4	**-**	-
Net amount recognized at end of year	**$ (9.5)**	$ (11.5)	**$ (35.6)**	$ (41.3)

The following table provides information related to the Company's underfunded pension plans:

	2004	2003
Projected benefit obligation	**$ 375.9**	$ 299.8
Accumulated benefit obligation	**356.5**	275.8
Fair value of plan assets	**281.7**	199.6

The Company's postretirement benefit plan was underfunded for each of the past two years.

Defined Contribution Plans The Company sponsors a 401(k) plan which is a defined contribution plan covering substantially all U.S. employees of the Company. Employees may elect to participate in the plan on their date of hire if they are scheduled to work at least 1,000 hours per plan year. In general, participants' contributions, up to 3% of compensation, qualified for 100% Company match and 50% Company match for the next 2% of participant contributions. Additionally, for all participants who have completed one year of eligible service, the Company provided a base contribution of 0.5% of a participant's eligible compensation. Effective January 1, 2005, the Company will increase its match to 150% for participant contributions up to 5% of compensation. The Company's base contribution will increase to 2.5% of a participant's eligible compensation. The 401(k) will become the Company's principle vehicle for providing retirement income to U.S. employees, replacing the defined benefit pension plan that was frozen effective December 31, 2004. The Company sponsors defined contribution plans covering employees outside the U.S. which are managed on a local basis.

Total Company costs associated with defined contribution plans totaled $13.8, $11.6 and $11.7 for 2004, 2003 and 2002, respectively.

Note 14. Stock Compensation Plans

Stock Incentive Plan The 2003 Long-Term Incentive Plan was approved by the shareholders of the Company on April 29, 2003 and will terminate on April 29, 2013. Under this plan, a total of 6,000,000 shares were authorized for issuance, of which no more than 1,800,000 shares may be issued pursuant to awards other than options and stock appreciation rights. Any employee or non-employee director is eligible to participate under the plan. Stock options, stock appreciation rights, restricted stock, performance awards and other stock unit awards may be granted under such plan.

Prior to the 2003 Long-Term Incentive Plan, the Company provided shares available for grant in each calendar year, equal to three percent of the total number of outstanding shares of Common stock as of the first day of each such year, under its Stock Incentive Plan which had an evergreen provision. In October 2002, the Company's Board of Directors amended the plan to eliminate the evergreen feature and provide a pool of shares of 1,600,000 to be available for future grants. As of the adoption of the 2003 Long-Term Incentive Plan on April 29, 2003, no additional shares will be issued under this plan.

The Company had also adopted a stock incentive plan for non-officers effective January 22, 2001. The number of shares available for grant each year were no greater than two percent of the total number of outstanding shares of Common stock as of the first day of each such year. Options and awards under this plan were granted only to employees of the Company or any subsidiary corporation of the Company who were neither officers nor directors of the Company. Effective January 1, 2003, no additional shares will be issued under this plan.

Stock Options The Company has granted stock options under the plans discussed above. These options typically vest ratably over three years for employee options and 100% after one year for non-employee director options, and they expire ten years from the date of grant. Vesting is contingent upon a continued employment relationship with the Company. (See *Note 1 – Accounting Policies* for a discussion relating to the Company's accounting for stock-based employee compensation plans).

For purposes of this disclosure, the fair value of each fixed option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued each year:

	2004	2003	2002
Risk-free interest rate	**3.06%**	3.37%	2.87%
Dividend yield	**1.18%**	1.18%	1.21%
Volatility factor	**35.97%**	36.02%	38.39%
Weighted average expected life (years)	**6**	6	5

The weighted average value of options granted was $19.19, $10.98 and $12.41, in 2004, 2003 and 2002, respectively. A summary of the status of the Company's fixed stock option plans at year-end 2004, 2003 and 2002 is presented below:

	2004		2003		2002	
	Number of Shares (000s)	**Weighted Average Exercised Price (Per Share)**	**Number of Shares (000s)**	**Weighted Average Exercised Price (Per Share)**	**Number of Shares (000s)**	**Weighted Average Exercised Price (Per Share)**
Outstanding at beginning of year	**7,530**	**$ 43.66**	7,060	$ 46.60	6,072	$ 49.87
Granted	**1,125**	**54.86**	1,444	30.65	1,858	37.74
Exercised	**(1,853)**	**42.27**	(312)	38.97	(70)	35.81
Forfeited and canceled	**(281)**	**60.62**	(662)	48.68	(800)	51.78
Outstanding at year end	**6,521**	**45.31**	7,530	43.66	7,060	46.60
Options exercisable at year end	**3,996**	**$ 46.94**	4,680	$ 48.80	4,242	$ 49.83

The following represents additional information about fixed stock options outstanding at December 25, 2004:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices (Per Share)	**Number Outstanding (000s)**	**Weighted Average Remaining Contractural Life (Years)**	**Weighted Average Exercised Price (Per Share)**	**Number Exercisable (000s)**	**Weighted Average Exercised Price (Per Share)**
$ 26.00 to 40.49	3,171	7.1	$ 34.36	1,760	$ 35.29
40.50 to 45.49	867	5.0	44.07	861	44.09
45.50 to 55.49	1,269	7.8	53.48	287	50.90
55.50 to 65.49	717	6.1	61.61	591	61.98
65.50 to 72.97	497	4.4	72.97	497	72.97
	6,521	6.6	$ 45.31	3,996	$ 46.94

Stock Awards The Company also issues restricted stock awards to officers and other key personnel. These awards have vesting periods up to seven years with vesting criteria based on the attainment of specific performance goals such as average sales and cumulative earnings per share targets and based on continued employment until applicable vesting dates.

Compensation expense is recorded based on applicable vesting criteria and, for those awards with performance goals, as such goals are met. In 2004, 2003 and 2002, 42,300, 103,800 and 379,422, shares related to such awards were granted at weighted average market values of $54.67, $40.25 and $37.36 per share, respectively. As of December 25, 2004, 348,765 awards remain outstanding.

Note 15. Minority Interest

The minority interest liability at the end of 2004 and 2003 represents outside interests in non-U.S. commercial and manufacturing joint ventures, which are fully consolidated in the Company's results. At December 29, 2001, the minority interest in subsidiaries primarily represented an outside partnership interest of 22% in Wilmington Partners L.P. (the Partnership). The remaining partnership interests were held by four wholly owned subsidiaries of the Company. The Partnership is a separate legal entity from the Company, but for financial reporting purposes, assets, liabilities and results of operations from the Partnership are included in the Company's consolidated financial results. The outside investor's limited partnership interest was recorded as minority interest totaling $200.0 in the Company's consolidated financial statements at December 29, 2001. During March 2002, the outside partner exercised its put right for all of its partnership interest, and the Company recorded a one-time early liquidation premium of $7.0, net of taxes, in connection with the early termination of the outside partner's interest. The termination of the minority interest obligation and payment of the associated early liquidation premium occurred in May 2002.

Note 16. Operating Leases

The Company leases land, buildings, machinery and equipment under noncancelable operating leases. Total annual rental expense for 2004, 2003 and 2002 amounted to $31.3, $28.0 and $28.1, respectively.

Minimum future rental commitments having noncancelable lease terms in excess of one year aggregated $79.0, net of aggregated sublease rentals of $3.8, as of December 25, 2004 and are payable as follows: 2005, $26.0; 2006, $18.7; 2007, $11.7; 2008, $8.2; 2009, $5.3 and beyond, $9.1.

Note 17. Commitments and Contingencies

Lines of Credit The Company guarantees indebtedness of its subsidiaries under lines of credit used for working capital. Availability under such lines of credit totaled approximately $90.1 and $51.3 at the end of 2004 and 2003, respectively. There were no outstanding balances at December 25, 2004 and December 27, 2003.

Letters of Credit The Company had outstanding standby letters of credit totaling approximately $20.8 and $20.4 at the end of 2004 and 2003, respectively, to ensure payment of possible workers' compensation, product liability and other insurance claims. At the end of 2004 and 2003, the Company had recorded liabilities of approximately $11.1 related to workers' compensation, product liability and property insurance claims.

Guarantees The Company guarantees a real property mortgage loan of a research and development partner. The mortgage is secured by the property with a current appraised value of $4.0. The Company's guarantee has a five-year term expiring July 2007. The principal balance of the guaranteed loan totaled approximately $3.5 and $4.0 at the end of 2004 and 2003, respectively. This guarantee would require payment from the Company in the event of default by the research partner and failure of the security to fully satisfy the then outstanding debt.

The Company also guarantees a lease obligation of a customer in connection with a joint marketing alliance. The lease obligation has a term of ten years expiring November 2011. At the end of 2004 and 2003, the amount guaranteed was approximately $10.0. In the event of default, the guarantee would require payment from the Company. Sublease rights as specified under the agreement would reduce the Company's exposure.

The Company believes the likelihood is remote that material payments will be required in either circumstance. The Company has not recorded any liabilities under these guarantees.

Tax Indemnifications In connection with divestitures, the Company has agreed to indemnify certain tax obligations arising out of tax audits or administrative or court proceedings relating to tax returns for any periods ending on or prior to the closing date of the divestiture. The Company believes that any claim would not have a material impact on the Company's financial position. The Company has not recorded any liabilities associated with these claims.

Environmental Indemnifications The Company has certain obligations for environmental remediation and Superfund matters related to current and former Company sites. The Company has an ongoing program in place designed to identify and manage potential environmental liabilities through such actions as having a rotating schedule of regular assessments performed to identify and manage potential issues at Company sites before they occur, a domestic waste disposal contract which contains indemnification of the Company from the vendor for disposal of all waste once it leaves Company property, a regular schedule of training and prevention programs designed to keep employees in Company plants aware of their responsibilities, environmental due diligence for business acquisitions and real estate transactions and ongoing tracking of significant laws and regulations affecting the Company in any of the countries where it operates. In those instances where the Company may identify environmental liability, the Company manages directly all remedial investigations, negotiation of approved remediation plans with applicable governmental authorities and implementation of all approved remediation activities.

At December 25, 2004, estimated future remediation costs of approximately $0.6 were accrued by the Company, excluding estimates for legal expenses. The estimate for future remediation costs follows guidelines established by the American Standards for Testing and Materials (ASTM) Document E2137-01. All known current potential Company environmental liabilities are considered in this estimate. It is reasonable to expect that the Company's recorded estimates of its liabilities may change and there is no assurance that additional costs greater than the amounts accrued will not be incurred, or that changes in environmental laws or their interpretation will not require additional amounts to be spent. The Company does not believe that its financial position, results of operations, and cash flows are likely to be materially affected by environmental liabilities.

Other Commitments and Contingencies The Company is involved in lawsuits, claims, investigations and proceedings, including patent, trademark, commercial and environmental matters, which are being handled and defended in the ordinary course of business as described in *Note 22 – Other Matters.*

Product Warranties The Company estimates future costs associated with expected product failure rates, material usage and service costs in the development of its warranty obligations. Warranty reserves are established based on historical experience of warranty claims and generally will be estimated as a percentage of sales over the warranty period or as a fixed dollar amount per unit sold. In the event that the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded. Changes in the Company's product warranty liability during 2003 and 2004 were as follows:

Balance at December 28, 2002	$ 5.9
Accruals for warranties issued	7.5
Changes in accruals related to pre-existing warranties	0.5
Settlements made	(5.8)
Balance at December 27, 2003	**$ 8.1**
Accruals for warranties issued	**6.8**
Changes in accruals related to pre-existing warranties	**(1.1)**
Settlements made	**(5.9)**
Balance at December 25, 2004	**$ 7.9**

Deferred Service Revenue Service revenues are derived from service contracts on surgical equipment sold to customers and are recognized over the term of the contracts while costs are recognized as incurred. Changes in the Company's deferred service revenue during 2003 and 2004 were as follows:

Balance at December 28, 2002	$ 4.9
Accruals for service contracts	12.5
Changes in accruals related to pre-existing service contracts	1.3
Revenue recognized	(12.2)
Balance at December 27, 2003	**$ 6.5**
Accruals for service contracts	**14.2**
Changes in accruals related to pre-existing service contracts	**(0.3)**
Revenue recognized	**(12.5)**
Balance at December 25, 2004	**$ 7.9**

Note 18. Forward Equity Contracts

During 2001, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common stock. The Company executed an agreement with a financial institution for the future purchase of such shares through one or more forward purchase transactions. Such purchases, which may have had settlement dates as long as two years, could have been settled, at the Company's election, on a physical share, net cash or net share basis. As of December 28, 2002, the Company had entered into forward purchases covering 750,000 shares. During March 2003, at the expiration of the forward purchase agreement, the Company paid $30.7 for the 750,000 shares, at an average price of $40.89 to settle its obligation. This repurchase of Common stock was recorded as treasury stock in the Company's consolidated financial statements during the quarter ended March 29, 2003.

Note 19. Supplemental Balance Sheet Information

	December 25, 2004	December 27, 2003	December 28, 2002
Allowances for Losses on Trade Receivables			
Balance at beginning of year	**$ 21.3**	$ 25.6	$ 20.7
Provision charge to operating income	**4.3**	2.9	6.2
Gross write-offs of trade receivables accounts	**(4.0)**	(9.3)	(3.5)
Recoveries on trade receivables accounts previously written off	**0.5**	0.1	0.9
Currency effect	**0.8**	2.0	1.3
Balance at end of year	**$ 22.9**	$ 21.3	$ 25.6

	December 25, 2004	December 27, 2003
Inventories, net		
Raw materials and supplies	**$ 50.0**	$ 42.6
Work in process	**17.8**	19.3
Finished products	**136.6**	145.4
	$ 204.4	$ 207.3

	December 25, 2004	December 27, 2003
Property, Plant and Equipment, net		
Land	**$ 19.1**	$ 18.3
Buildings	**341.5**	328.2
Machinery and equipment	**977.4**	954.7
Leasehold improvements [1]	**28.7**	30.1
Equipment on operating lease [2]	**16.5**	12.4
	1,383.2	1,343.7
Less accumulated depreciation	**(802.3)**	(795.6)
	$ 580.9	$ 548.1

1 Upon initial application of SFAS No. 143, *Accounting for Asset Retirement Obligations*, the Company recorded an initial liability and an increase to leasehold improvements of $1.8. Cumulative accretion and accumulated depreciation were measured from the commencement date of the leases to the date of adoption. A cumulative charge of initially applying this statement of $0.9, net of tax, was reported in the first quarter of 2003 as a change in accounting principle in the *Statements of Income*.

2 See *Note 4 – Net Investment in Sales-Type and Operating Leases* for additional information regarding equipment on operating lease.

Note 20. Restructuring Charges and Asset Write-Offs

Profitability Improvement Program and Transfer of *PureVision* Contact Lens Manufacturing In July 2002, the Company announced plans to improve operating profitability through a comprehensive plan which included plant closures and consolidations; manufacturing efficiencies and yield enhancements; procurement process enhancements; the rationalization of certain contact lens and surgical product lines; distribution initiatives; and the development of a global information technology (IT) platform. These plans included the elimination of approximately 465 jobs worldwide associated with those actions. Restructuring charges and asset write-offs of $22.8 before taxes associated with these initiatives were recorded in the third quarter of 2002. The Company also recorded a pre-tax amount of $3.7 during the third quarter of 2002 for severance associated with the elimination of approximately 145 jobs due to the transfer of *PureVision* extended wear contact lens manufacturing from the U.S. to Waterford, Ireland following a ruling against the Company in a U.S. patent lawsuit. During the fourth quarter of 2003, the Company reversed $6.3 in severance charges as certain termination actions and plant closures did not occur due to an increased demand for certain product lines.

At the conclusion of the Profitability Improvement Program and the transfer of *PureVision* contact lens manufacturing, 468 jobs were eliminated. Related expenses of $16.8 and $3.4 of asset write-offs were charged against the liability. Cash payments for severance and other related expenses were $10.8 and $6.0 in 2003 and 2002, respectively. All actions related to this restructuring plan were completed by the end of 2003.

2001 Program In December 2001, the Company's Board of Directors approved a comprehensive restructuring plan designed to reduce ongoing operating costs by eliminating approximately 800 jobs on a global basis. During the first quarter of 2002, a pre-tax amount of $23.5 was recorded for Phase II of the restructuring and additional asset write-offs. During the third quarter of 2002, the Company reversed $1.0 pre-tax of severance and other costs that were not required.

Cash payments for severance and other related expenses were $26.3 in 2002. All actions related to this restructuring program were completed as of September 28, 2002.

Note 21. Discontinued Operations

On June 26, 1999, the Company completed the sale of its eyewear segment to Luxottica Group S.p.A. (Luxottica). During 2000, Luxottica proposed certain purchase price adjustments in connection with this transaction. On January 22, 2002, the Company reached an agreement with Luxottica relative to these proposed adjustments. The net result of the resolution was an after-tax charge to discontinued operations of $21.1 ($0.39 per diluted share) in 2001. The net cash impact of this settlement was a $23.0 payment to Luxottica in January 2002.

Note 22. Other Matters

The Company is engaged in various lawsuits, claims, investigations and proceedings including patent, trademark, commercial and environmental matters that are in the ordinary course of business. The Company cannot at this time estimate with any certainty the impact of such matters on its financial position.

Note 23. Quarterly Results, Stock Prices and Selected Financial Data

Quarterly Results (unaudited) The following table presents reported net sales, gross profit (net sales less cost of products sold), net income and earnings per share for each quarter during the past two years. Net sales and gross profit are reported on the same basis as amounts in the accompanying *Statements of Income* on page 43.

	Net Sales	Gross Profit	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
2004					
First	**$ 510.3**	**$ 289.9**	**$ 23.5**	**$ 0.45**	**$ 0.43** [2]
Second	**566.5**	**338.9**	**41.4**	**0.78**	**0.76** [2]
Third	**548.9**	**317.5**	**43.3**	**0.81**	**0.79** [2]
Fourth	**606.6**	**351.1**	**51.4**	**0.97**	**0.94** [2]
	$ 2,232.3	**$ 1,297.4**	**$ 159.6**	**$ 3.03**	**$ 2.93** [2]
2003					
First	$ 448.0	$ 249.8	$ 15.6	$ 0.29	$ 0.29
Second	512.5	298.8	28.3	0.53	0.53
Third	508.9	299.3	32.2	0.61	0.60 [2]
Fourth	550.1	313.6	49.4 [1]	0.94	0.92 [2]
	$ 2,019.5	$ 1,161.5	$ 125.5	$ 2.37	$ 2.34 [2]

The amounts in the following references are all presented after taxes.

1 Includes R&D expense of $3.7 associated with the acquisition of an early-stage pharmaceutical technology, a $4.1 reversal of previously recorded restructuring reserves for the Company's Profitability Improvement Program (see *Note 20 – Restructuring Charges and Asset Write-offs*) and net foreign currency income of $4.5 realized upon the liquidation of certain non-U.S. subsidiaries.

2 Includes the dilution effect from the Company's application of EITF Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share* (see *Note 2 – Earnings Per Share*). Dilutive shares were retroactively restated for periods ended prior to December 25, 2004 with no change to previously reported EPS. Dilutive shares outstanding for the first, second and third quarters of 2004 were restated to 54,566; 54,569 and 54,628 from 54,499; 54,431 and 54,460, respectively. Dilutive shares outstanding for the 2003 third quarter and year to date periods were restated to 53,423 and 53,519 from 53,379 and 53,491, respectively.

Quarterly Stock Prices (unaudited) The Company's Common stock is listed on the New York Stock Exchange and is traded under the symbol BOL. There were approximately 7,700 and 8,000 Common shareholders of record at year-end 2004 and 2003, respectively. The following table shows the price range of the Common stock for each quarter for the past two years:

	2004		2003	
	Price Per Share		Price Per Share	
	High	Low	High	Low
First	**$ 61.64**	**$ 50.70**	$ 37.00	$ 29.35
Second	**66.67**	**57.63**	40.74	32.11
Third	**69.00**	**57.42**	45.74	36.05
Fourth	**67.95**	**57.17**	52.66	43.70

Selected Financial Data (unaudited)

Dollar Amounts in Millions – Except Per Share Data

	2004	2003	2002	2001	2000
Results for the Year					
Net sales [1]	**$ 2,232.3**	$ 2,019.5	$ 1,816.7	$ 1,665.5	$ 1,718.7
Income from Continuing Operations [2]	**159.6**	126.4	72.5	42.0	83.4
Net Income	**159.6**	125.5	72.5	21.2	83.4
Continuing Operations – Basic earnings per share [2]	**3.03**	2.39	1.35	0.78	1.54
Net Income - Basic earnings per share	**3.03**	2.37	1.35	0.39	1.54
Continuing Operations – Diluted earnings per share [2]	**2.93**	2.36	1.34	0.78	1.52
Net Income – Diluted earnings per share	**2.93**	2.34	1.34	0.39	1.52
Dividends per share	**0.52**	0.52	0.65	1.04	1.04
Year End Position					
Working capital	**$ 548.0**	$ 545.0	$ 455.7	$ 693.7	$ 899.8
Total assets	**3,022.1**	3,006.4	2,773.4	2,993.5	3,239.3
Short-term debt	**100.8**	195.0	187.9	123.3	235.2
Long-term debt	**543.3**	652.0	656.2	703.2	763.1
Shareholders' equity	**1,426.9**	1,203.4	1,017.8	975.0	1,039.4
Other Ratios and Statistics					
Return on sales from continuing operations [1,2]	**7.1%**	6.3%	4.0%	2.5%	4.9%
Return on average Shareholders' equity	**12.5%**	11.9%	7.4%	2.1%	7.9%
Return on invested capital	**9.1%**	8.5%	6.0%	3.1%	6.1%
Return on average total assets	**5.2%**	4.4%	2.5%	0.7%	2.3%
Effective income tax rate for continuing operations before minority interest	**33.5%**	34.0%	34.5%	33.8%	40.8%
Current ratio	**1.7**	1.6	1.5	2.0	2.1
Total debt to Shareholders' equity	**45.1%**	70.4%	82.9%	84.8%	96.0%
Total debt to capital	**31.1%**	41.3%	45.3%	45.9%	49.0%
Capital expenditures	**$118.9**	$ 91.5	$ 91.9	$ 96.4	$ 95.0

1 Amounts prior to 2002 have been reclassified to reflect the adoption of EITF 01-09 as described in *Note 1 – Accounting Policies.*

2 Amounts for 2000 have been reclassified as prescribed by SFAS No. 145. A previously recorded extraordinary gain of $1.4, net of taxes, has been reclassified to Income from Continuing Operations.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 25, 2004. Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Ronald L. Zarrella
Chairman and Chief Executive Officer

Stephen C. McCluski
Senior Vice President and Chief Financial Officer

Report of the Audit Committee

The Audit Committee of the Board of Directors, which held 12 meetings during 2004, is composed of three outside directors. The chair of the committee is Kenneth L. Wolfe. The other members are Alan M. Bennett and Domenico De Sole.

The Audit Committee meets with the independent auditors, management and the internal auditors to provide reasonable assurance that management fulfills its responsibilities in the preparation of the financial statements and in the maintenance of an effective system of internal controls. The Audit Committee appoints the independent auditors, reviews the performance and fees of the independent auditors and meets with them and the internal auditors, with and without management present, to discuss the scope and results of their audit work. Both the independent auditors and the internal auditors have full access to the Audit Committee.

Kenneth L. Wolfe
Chair, Audit Committee

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bausch & Lomb Incorporated:
We have completed an integrated audit of Bausch & Lomb Incorporated's December 25, 2004 consolidated financial statements and of its internal control over financial reporting as of December 25, 2004 and audits of its December 27, 2003 and December 28, 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Bausch & Lomb Incorporated and its subsidiaries at December 25, 2004 and December 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 13 of the consolidated financial statements, as of December 25, 2004, the Company has reduced its accumulated postretirement benefit obligation to conform with the provisions of FSP FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* As discussed in Note 19 of the consolidated financial statements, as of December 27, 2003, the Company has recognized asset retirement costs to conform with the provisions of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations.*

Internal Control Over Financial Reporting Also, in our opinion, management's assessment, in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 25, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of the Company's internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Rochester, New York
March 8, 2005

DIRECTORS

Ronald L. Zarrella
Chairman and Chief Executive Officer
Bausch & Lomb Incorporated

Alan M. Bennett
Senior Vice President and
Chief Financial Officer
Aetna Inc.

Domenico De Sole
Retired, President and
Chief Executive Officer
Gucci Group N.V.

Paul A. Friedman, M.D.
President and Chief Executive Officer
Incyte Corporation

Jonathan S. Linen
Vice Chairman
American Express Company

Ruth R. McMullin
Chairperson
Eagle-Picher Trust

John R. Purcell
Chairman and Chief Executive Officer
Grenadier Associates Ltd.

Linda Johnson Rice
President and Chief Executive Officer
Johnson Publishing Company

William H. Waltrip
Retired, Chairman
Technology Solutions Company

Barry W. Wilson
Senior Vice President and President
Medtronic International
Medtronic, Inc.

Kenneth L. Wolfe
Retired, Chairman
Hershey Foods Corporation



From left to right: Jonathan S. Linen, Domenico De Sole, Alan M. Bennett, Linda Johnson Rice, Paul A. Friedman, Ronald L. Zarrella, John R. Purcell, Ruth R. McMullin, William H. Waltrip, Kenneth L. Wolfe, Barry W. Wilson

OFFICERS

Ronald L. Zarrella
Chairman and Chief Executive Officer

Senior Vice Presidents

Alan H. Farnsworth
President, Europe, Middle East
and Africa Region

Dwain L. Hahs
Global Operations & Engineering

Paul G. Howes
President, Americas Region

John M. Loughlin
President, Asia Region

Stephen C. McCluski
Chief Financial Officer

David R. Nachbar
Human Resources

Robert B. Stiles
General Counsel

Praveen Tyle
Research & Development
and Chief Scientific Officer

Vice Presidents

Geoffrey F. Ide
President, Bausch & Lomb Japan

Evon L. Jones
Chief Information Officer

Barbara M. Kelley
Corporate Communications
and Investor Relations

Jurij Z. Kushner
Controller

Brian Levy, O.D.
Chief Medical Officer

Angela J. Panzarella
Global Vision Care

Gary M. Phillips, M.D.
Global Pharmaceutical
and Vitreoretinal

Efrain Rivera
Treasurer

Kamal K. Sarbadhikari

Henry Tung, M.D.
Global Surgical

Secretary

Jean F. Geisel

Assistant Secretary

A. Robert D. Bailey

Bausch & Lomb